EQUITY PURCHASE AGREEMENT
by and among
IEA ENERGY SERVICES LLC,
a Delaware limited liability company,
ACQUIRED COMPANIES
listed on Exhibit A hereto,
SELLERS
listed on Exhibit A hereto,
and
WILLIAM CHARLES, LTD.,
an Illinois corporation
(in its additional capacity as Sellers’ Representative)

October 12, 2018

EQUITY PURCHASE AGREEMENT*
This Equity Purchase Agreement (this “Agreement”) is entered into on October 12, 2018, by and among IEA Energy Services LLC, a Delaware limited liability company (“Purchaser”), each Person listed as an “Acquired Company” on Exhibit A hereto (each, an “Acquired Company”, and collectively, the “Acquired Companies”), each Person listed as a “Seller” on Exhibit A hereto (each, a “Seller”, and collectively, “Sellers”), William Charles, Ltd., an Illinois corporation, in its additional capacity as a representative of Sellers appointed pursuant to Section 2.06 (“Sellers’ Representative”), and Nathan J. Howard, solely for purposes of Section 6.08 (“Howard”). The above-referenced parties are sometimes herein referred to individually as a “Party” and collectively as the “Parties”.
Sellers are owners of all of the issued and outstanding equity interests of the Acquired Companies as set forth on Exhibit A hereto (collectively, the “Equity Interests”).
Immediately prior to the Closing (or post-Closing as allowed by Schedule B), the Acquired Companies and Sellers shall consummate the reorganization described on Schedule B hereto (the “Reorganization”).
At the Closing, and following the consummation of the Reorganization, on the terms set forth herein, Sellers intend to sell to Purchaser, and Purchaser intends to purchase from Sellers, all of the Equity Interests in exchange for cash and stock as set forth herein (the “Equity Purchase” and, together with any other transactions contemplated by this Agreement, the “Transactions”).
NOW, THEREFORE, in consideration of the foregoing and the mutual promises herein made, and in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article I
Article IIDEFINITIONS
“ACIG” has the meaning set forth in Section 6.22(d).
“Acquired Company” and “Acquired Companies” each has the respective meaning set forth in the preface above.
“Acquired Company Affiliates” has the meaning set forth in Section 6.01.
“Acquired Company Entities” means the Acquired Companies, together with all of their respective Subsidiaries after giving effect to the Reorganization.
“Acquisition Proposal” has the meaning set forth in Section 6.03.
“Acquisition Vehicle” has the meaning set forth in Section 2.01.
“Action” means any action, suit, litigation, proceeding (including any civil, criminal, administrative, appellate or arbitration proceeding), hearing, examination, investigation, complaint, claim, charge, grievance, order, audit, governmental charge or inquiry brought, conducted or heard before any court or other Governmental Authority.
“Actual April 30th Working Capital” as defined in Section 2.07(a).
“Actual Fraud” means fraud that constitutes common law fraud under Delaware law.
“Affiliate” means, as to any Person, any other Person or entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes hereof, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through direct or indirect ownership or equity interests, by contract or otherwise.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group defined under state, local or non-U.S. Law relating to income Tax).
“Affordable Care Act” has the meaning set forth in Section 3.20(d).
“Agreement” has the meaning set forth in the preface above.
“AICPA” has the meaning set forth in Section 3.09(a).
“Allocation Statement” has the meaning set forth in Section 6.06(i).
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of bribery and corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“April 30th Financials” has the meaning set forth in Section 3.09(a).
“Audited Financial Statements” has the meaning set forth in Section 3.09(a).
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.
“Cash” means all unrestricted cash and cash equivalents of the Acquired Company Entities (net of issued but uncleared checks and drafts), as determined in accordance with GAAP.
“Charges” has the meaning set forth in Section 2.06(b).
“Claim Amounts” has the meaning set forth in Section 6.22(c).
“Claims” has the meaning set forth in Section 6.11(a).
“Closing” has the meaning set forth in Section 2.02.
“Closing Date” has the meaning set forth in Section 2.02.
“Closing Date Stock Price” means for the thirty (30) consecutive trading day period ending on the third trading day preceding the Closing Date, the arithmetic average of the daily VWAP of Parent Common Stock for each day in such period. “VWAP” shall mean the volume-weighted average price per share as reported under the heading “Bloomberg VWAP” on Bloomberg Page ticker “IEA US” (or its equivalent successor page if such page is not available) in respect of the normal trading day period.
“Closing Equity Value” means $98,800,000, minus (i) the unpaid Company Transaction Expenses, minus (ii) the Leakage Impact (the aggregate amount of the Sales Bonuses is a Company Transaction Expense Leakage Event pursuant to Section 6.01), plus (iii) the Tax Distribution Adjustment, plus (iv) the Tax Gross-Up Amount, which Closing Equity Value has been calculated as set forth on Schedule C-1 hereto and based on Cash, Indebtedness and Working Capital as of the Closing Equity Value Date.
“Closing Equity Value Date” means 12:01 a.m. Central Time on May 1, 2018.

“Closing Equity Value Schedule” means the schedule, an example of which is set forth on Schedule C-1, setting forth, as of the Closing Date, (i) the Company Transaction Expenses, Tax Distribution Adjustment, Tax Gross-Up Amount and the Leakage Impact (the aggregate amount of the Sale Bonuses are a Leakage Event pursuant to Section 6.01), and (ii) the calculation of the Closing Equity Value.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Intellectual Property” has the meaning set forth in Section 3.16(a).
“Company Transaction Expenses” means all fees, costs and expenses incurred by or on behalf of the Acquired Company Entities in anticipation of, in connection with, or otherwise related to, the Transactions and/or any related or alternative transactions, and all such fees, costs and expenses paid following the Closing Equity Value Date (including, in each case, (i) all of the fees, costs and expenses of non in-house legal counsel, investment bankers, brokers, accountants and other representatives and consultants; (ii) all change of control, severance, termination, bonus, transaction, retention or similar payments and benefits (plus the employer’s share of payroll and employment Taxes payable in connection with any such payments and benefits); and (iii) any amounts paid in connection with obtaining any consents of Governmental Authorities or third parties in connection with the Transactions; provided, however, Purchaser shall pay (a) any filing fees made in connection with any filings required to be made under the HSR Act; (b) the cost of the R&W Policy and (c) Transfer Taxes.
“Confidential Information” has the meaning set forth in Section 6.07(a).
“Confidentiality Agreement” has the meaning set forth in Section 6.07(b).
“CPA Firm” shall mean BDO USA, LLP, or if such firm is unable or unwilling to act in such capacity, the accounting or financial firm selected by mutual agreement of Purchaser and Sellers’ Representative.
“Credit Agreement” has the meaning set forth in Section 5.06.
“Current Employees” has the meaning set forth in Section 6.15(a).
“Damages” has the meaning set forth in Section 9.03(b)(iv).
“Deal Financial Statements” has the meaning set forth in Section 3.09(a).
“Debt Financing” means the debt financing to be provided by the Debt Financing Sources.
“Debt Financing Sources” means the Persons that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the Transactions, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto.
“Disclosure Schedules” means the disclosure schedules to this Agreement delivered by the Acquired Companies to Purchaser concurrently with the execution and delivery of this Agreement.
”Disputes” has the meaning set forth in Section 10.17.

“Employee Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each retirement, savings, pension, health, welfare, employment, compensation, incentive, equity or equity-based compensation (including stock option, restricted equity, equity appreciation right or phantom equity), change in control, severance, retention, separation, post-termination or retiree, nonqualified or deferred compensation, bonus, vacation, paid time off, fringe-benefit, or any other benefit or compensation plan, program, policy, contract, agreement or arrangement, in each case, (a) that is maintained, sponsored, contributed to or required to be contributed to by any of the Acquired Company Entities, (b) in which current or former employees, officers, directors or individual consultants (and their dependents or beneficiaries) of any of the Acquired Company Entities participate, or (c) under or with respect to which any Acquired Company Entity has any current or contingent liability or obligation.
“Environmental Laws” means all Laws concerning pollution, protection of the environment, or public or worker health or safety.
“Equity Interests” has the meaning set forth in the preface above.
“Equity Purchase” has the meaning set forth in the preface above.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that at any relevant time is or was considered a single employer with any Acquired Company Entity under Section 414 of the Code.
“Estimated Closing Equity Value” has the meaning set forth in Section 2.03.
“Estimated Tax Distribution Adjustment” has the meaning set forth in Section 2.03.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Existing Counsel” has the meaning set forth in Section 10.17.
“Farm Quarry” means an 18.90 acre parcel identified by Tax Parcel Identification Number 05-36-400-002 and its address is 12745 Trask Bridge Road, in Winnebago County, Illinois.
“Featherstone Lease Agreement” means that certain lease agreement, by and among Parent, as the guarantor thereunder, William Charles Construction Company, LLC and Snort Equipment, LLC, for the real property located at 833 Featherstone Road, Rockford, Illinois, substantially in the form attached hereto as Exhibit B.
“Final Closing Equity Value” has the meaning set forth in Section 2.07(b).
“Final Closing Equity Value Schedule” has the meaning set forth in Section 2.07(b).
“Financial Statements” has the meaning set forth in Section 3.09(a).
“Fundamental Representations” the representations and warranties set forth in any of Section 3.01 (Organization of the Acquired Companies), Section 3.02 (Authorization of Transactions by the Acquired Companies), Section 3.05 (Capitalization), Section 3.06 (Subsidiaries), Section 3.07 (Brokers’ Fees), Section 3.13(c) (Title to Properties), Section 4.01 (Equity Interests), Section 4.02 (Authorization of Transactions by Sellers), and Section 4.05 (Brokers’ Fees).

“GAAP” means United States generally accepted accounting principles as applied by the Acquired Company Entities historic accounting practices on a consistent basis throughout the period covered thereby; provided that in the event of any conflict between GAAP and the Acquired Company Entities historic accounting practices, GAAP shall control.
“Government Contract” means any contract for the sale of supplies or services currently in performance or that has not been closed that is between any Acquired Company Entity and a Governmental Authority or entered into by any Acquired Company Entity as a subcontractor at any tier in connection with a contract between another Person and a Governmental Authority.
“Governmental Authority” means any (i) government; (ii) governmental or quasi‑governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in the case of any of clause (i), (ii) or (iii), whether federal, state, local, municipal, foreign, supranational or of any other jurisdiction.
“Hazardous Materials” means chemicals, pesticides, pollutants, contaminants, materials, substances or wastes which are regulated by or for which liability or standards of conduct may be imposed under Environmental Laws including any petroleum products or byproducts, asbestos, polychlorinated biphenyls, odors, noise and radiation.
“Howard” has the meaning set forth in the preface above.
“HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Improvements” has the meaning set forth in Section 3.14(d).
“Inactive Employees” has the meaning set forth in Section 6.15(a).
“Indebtedness” means, at any particular time, without duplication, (i) any amounts due for borrowed money or issued in substitution or exchange for amounts due for borrowed money, (ii) any obligation for the payment of money evidenced by any note, bond, debenture or other debt security, (iii) any amounts due for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (excluding trade payables and other current liabilities incurred in the Ordinary Course of Business), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit, but only to the extent drawn), (v) any amounts described in clauses (i) through (iv) above guaranteed in any manner by a Person (including guaranties in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any amounts described in clauses (i) through (iv) above secured by a Lien on a Person’s assets, (viii) any obligations arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, and (ix) accrued interest to and including the Closing Date in respect of any of the obligations described in the foregoing clauses (i) through (viii) of this definition and all premiums, penalties, charges, fees, expenses and other amounts that are or would be due (including with respect to early termination) in connection with the payment and satisfaction in full of such obligations. Notwithstanding the foregoing, for purposes of determining the Closing Equity Value, Indebtedness shall be determined without duplication of any amounts taken into account in the determination of Company Transaction Expenses or Working Capital.

“Indemnified Person” has the meaning set forth in Section 10.16.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications (including originals, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues thereof) and patent disclosures; (ii) Trademarks; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets, confidential information, customer lists, reports, software development methodologies, technical information, process technology, plans, drawings, blue prints, know-how and inventions (whether patentable or unpatentable and whether or not reduced to practice; and (vi) all other intellectual property, industrial property and proprietary rights.
“Intercompany Loans” has the meaning set forth in Section 6.01.
“Investor Rights Agreement” means that certain Lock-Up Agreement, attached hereto as Exhibit C.
“IP Assignment” means the Intellectual Property Assignment, substantially in the form attached hereto as Exhibit D.
“IRS” means the Internal Revenue Service.
“Key Information Technology” means that Software, together with any computer hardware upon which it is dependent, which is used in or necessary for the operation of the businesses of the Acquired Company Entities as currently conducted.
“Key Personally Identifiable Information” means any databases, data and collections of data that contain information which (i) could reasonably be used to identify or relate to any specific individual and (ii) is used in or necessary for the operation of the businesses of the Acquired Company Entities as currently conducted.
“Knowledge” means, with respect to the Acquired Companies, the actual knowledge of each of Nathan Howard, Jeff Potter, Tim Bridges, Ben Holmstrom, John Holmstrom and Heather Lambdin, and all facts of which any such Person or Persons should be aware after Reasonable Inquiry.
“Labor Organization” has the meaning set forth in Section 3.17(s).
“Latest Balance Sheet” has the meaning set forth in Section 3.09(a).
“Law” means, whenever in effect, all laws, statutes, common law, constitutions, treaties, rules, regulations, codes, injunctions, decrees, orders, awards, determinations, ordinances, judgments, injunctions and other pronouncements or provisions having the effect of law, of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.
“Leakage Event” has the meaning set forth in Section 6.01.
“Leakage Impact” means, an amount, as of immediately prior to the Closing, equal to the sum of: (i) one hundred percent (100%) of the amount by which Indebtedness of the Acquired Company Entities would have been reduced, (ii) one hundred percent (100%) of the amount by which Cash of the Acquired Company Entities would have been increased, and (iii) one hundred percent (100%) of the amount by which Working Capital would have been increased, in each case had no Leakage Events occurred. An example illustrating the determination of Leakage Impact is attached as Schedule 6.01.

“Leased Real Property” has the meaning set forth in Section 3.14(b). The definition of Leased Real Property shall not include the Project Leased Property.
“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which any Acquired Company Entity holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the applicable Acquired Company Entity thereunder.
“License Agreement” shall mean the License Agreement, substantially in the form attached hereto as Exhibit E.
“Lien” means any security interest, pledge, license, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, option, covenant not to sue, warrant, purchase right, commitment, right of first refusal, grant of a power to confess judgment, conditional sale and title retention agreement (including any lease in the nature thereof), charge, third-party claim, demand, equity, security title, lien, encumbrance or other similar arrangement or interest in real or personal property (other than any restrictions on transfer under the Securities Act and state securities Laws).
“Lockbox Period” means the time period between 12:01 a.m. Central Time on May 1, 2018 and the Closing.
“Losses” has the meaning set forth in Section 8.02.
“Majority Holders” means Sellers holding an aggregate Pro Rata Percentage greater than 50% at the Closing.
“Management Statements” has the meaning set forth on Schedule 3.09(a)(2).
“Material Adverse Effect” means any effect or change that, individually or together with any other effects or changes, has been or could reasonably be expected to be materially adverse to (a) the businesses, assets and properties, customer, supplier or employee relationships, condition (financial or otherwise), prospects, operating results or operations of the Acquired Company Entities, (b) the ability of the Acquired Companies to perform its obligations hereunder in a timely manner or consummate the Transactions; provided, however, that the foregoing shall not include any such effects or changes resulting from any of the following, either alone or in combination with any other effect or change and none of the following shall be deemed themselves, either alone or in combination, to constitute a Material Adverse Effect: (i) changes in general economic conditions, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (ii) changes resulting from acts of terrorism, acts of war or escalation of hostilities, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (iii) changes in the financial markets or other markets or labor or political conditions, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (iv) changes in any Law or accounting rules or principles, including changes in GAAP, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (v) changes to the Acquired Company Entities due to any action described in items 2-6 of Schedule B, (vi) any event, change, development, state of facts, circumstance, occurrence, condition or effect on the industry or industries that any of the Acquired Company Entities are generally engaged in, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (vii)  any event, change, development, state of facts, circumstance, occurrence, condition or effect attributable to the announcement of the Transactions (including, without limitation, the loss of, or adverse change in, the relationship of any Acquired Company Entities with any of their customers, suppliers, or employees), (viii) earthquakes, hurricanes, tornadoes, floods, epidemics, weather-related conditions or other natural disasters, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, (ix) any strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice changes, labor disputes or grievances involving any employee of any of the Acquired Company Entities that is subject to a collective bargaining agreement, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry, or (x) the imposition of tariffs, import restrictions, or other terms of trade, except to the extent that such changes have a disproportionate effect on the Acquired Company Entities as compared to the effect of any such change on other companies in the same industry.
“Material Contract” has the meaning set forth in Section 3.17.
“Material Customers” has the meaning set forth in Section 3.22.
“Material Permit” has the meaning set forth in Section 3.12(b).
“Material Suppliers” has the meaning set forth in Section 3.22.
“Modified April 30th Financials” means the April 30th Financials as modified by the adjustments set forth on the “Supplemental Schedule of the financial effects of non-GAAP disclosures on the April 30th Financials” excel file attached to Schedule 3.09(a)(2).
“Modified April 30th Working Capital” has the meaning set forth in Section 2.07(a).
“Most Recent Interim Financial Statements” has the meaning set forth in Section 6.21(a)(ii).
“Multiemployer Plan” has the meaning set forth in Section 3.20(b)(ii).
“Nasdaq” means the Nasdaq Stock Market.
“Non-Cash Seller” means such Seller designated as the “Non-Cash Seller” on Exhibit A.
”Non-Solicitation Period” has the meaning set forth in Section 6.09.
“Objection” has the meaning set forth in Section 2.07(b).
“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.
“Old Liens” has the meaning set forth in Schedule B (5)(c).
“Other Fees” means the amounts to which Sellers or their applicable Affiliates are entitled to reimbursement by Purchaser under Sections 6.05, 6.13, 6.14(c), 6.21(b), the last three sentences of Section 6.02, and the filing fees made in connection with any filings required to be made under the HSR Act.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by an Acquired Company Entity.

“Parent” means Infrastructure and Energy Alternatives, Inc., a Delaware corporation.
“Parent Common Stock” means the common stock, par value $0.0001 per share, of Parent.
“Party” and “Parties” each has the respective meaning set forth in the preface above.
“Pass-Through Tax Return” means any income Tax Return filed by or with respect to any of the Acquired Company Entities to the extent that (i) such Acquired Company Entity is treated as a partnership, disregarded entity or other flow-through vehicle for purposes of such Tax Return and (ii) the results of operations reflected on such Tax Return are also reflected on the income Tax Returns of Sellers (or their direct or indirect beneficial owners).
“Performance Assurance Instruments” has the meaning set forth in Section 6.23.
“Permits” has the meaning set forth in Section 3.12(b).
“Permitted Liens” shall mean: (A) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to such Real Property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (B) mechanics liens and similar liens for labor, materials or supplies provided with respect to such Real Property incurred in the Ordinary Course of Business; (C) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property which are not violated in any material respect by the current use or occupancy of such Real Property or the operation of the business thereon; (D) easements, quasi-easements, licenses, covenants, conditions, restrictions, rights of way, utility agreements and other encumbrances affecting title to such Real Property which do not materially impair the current use or occupancy of such Real Property in the operation of the business conducted thereon; (E) conditions that may be shown by a current ALTA/ACSM survey of any Real Property with all Table A requirements shown thereon; (F) Liens for which there are adequate reserves on the financial statements of the applicable Persons; (G) statutory Liens or Liens arising by operation of Law in favor of landlords for amounts not yet due and payable under any Leases, and all matters, exclusions, limitations, obligations, conditions, exceptions, and disclaimers, if any, reflected in the Leases; (H) Liens securing rental payments under capitalized leases; (I) Liens in favor of the lessors and licensors under leases and licenses (with respect to Intellectual Property, solely such Liens under non-exclusive licenses granted by Acquired Companies to their customers in the Ordinary Course of Business), and Liens to which the fee simple interest (or any superior leasehold interest) in Real Property are subject; (J) Liens securing Indebtedness to be repaid at Closing; and (K) those Liens that are specifically listed on Schedule I.
“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Authority or another entity.
“Post Closing Obligation” has the meaning set forth it Section 8.02.
“Pre-Closing Tax Period” means any taxable periods ending on or before the Closing Equity Value Date and the portion of any Straddle Period through the end of the Closing Equity Value Date.
“Pro Rata Percentage” means, with respect to any holder of Equity Interests, the percentage of its Equity Interests as determined, (i) if prior to Closing, according to the allocations set forth on Schedule 6.06(g); and (ii) if post Closing, according to the Final Closing Equity Value allocated in accordance with Schedule 6.06(g).

“Prohibited Transaction” has the meaning set forth in Section 406 of ERISA and Section 4975 of the Code and by regulations thereunder.
“Project Leased Property” means the real property leased, subleased, licensed to or otherwise used or occupied by the Acquired Company Entities on a short term, project-specific basis for construction projects in the Ordinary Course of Business.
“PTO” has the meaning set forth in Schedule 3.09(a)(2).
“Purchaser” has the meaning set forth in the preface above.
“Purchaser Parties” has the meaning set forth in Section 8.02.
“Purchaser Related Party” has the meaning set forth in Section 9.03(b)(iv).
“Purchaser Termination Fee” has the meaning set forth in Section 9.03(a).
“R&W Policy” has the meaning set forth in Section 6.17.
“RBTM” has the meaning set forth in Schedule 3.09(a)(2).
“Real Property” has the meaning set forth in Section 3.14(e).
“Reasonable Inquiry” means (i) review of the relevant sections of this Agreement and the corresponding Schedules, and (ii) inquiry of individual management-level employees of the Acquired Company Entities reasonably likely to have knowledge of the particular subject matter.
“Regulation S-X” has the meaning set forth in Section 3.09(b).
“Related Party” means (i) any officer, director, manager, equityholder, member, partner or Affiliate of any Acquired Company Entity, (ii) any individual related by blood, marriage or adoption to and in the immediate family of any such person described in clause (i) foregoing, (iii) any other Person in which any Person described in clause (i) foregoing owns, directly or indirectly, any beneficial interest (other than a beneficial interest of less than 2% in any Person which is publicly traded), and (iv) any trust or estate for which any Person described in clause (i) foregoing serves as a trustee or in a similar capacity.
“Releasee” has the meaning set forth in Section 6.11(a).
“Reorganization” has the meaning set forth in the preface above.
“Reporting Group” has the meaning set forth in Section 6.21(a)(i).
“Resolution Period” has the meaning set forth in Section 6.06(c).
“Restricted Period” has the meaning set forth in Section 6.08.
“Review Period” has the meaning set forth in Section 2.07(b).
“RSM” has the meaning set forth in Section 3.09(a).
“S-X Compliant Financial Statements” has the meaning set forth in Section 6.21(a)(i).

“Sale Bonuses” means all sale, change in control, transaction or similar payments or bonuses payable at or prior to the Closing by Sellers and/or the Acquired Company Entities to any employee, officer or director, together with the employer’s share of any payroll Taxes attributable to such amounts, in each case arising solely as a result of the Transactions; provided that Sale Bonuses shall not exceed the aggregate amount set forth on Schedule II.
“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).
“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.
“SEC” means the United States Securities and Exchange Commission.
“Section 338 Forms” has the meaning set forth in Section 6.06(h).
“Section 338(h)(10) Election” has the meaning set forth in Section 6.06(h).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” has the meaning set forth in the preface above.
“Seller 401(k) Plan” has the meaning set forth in Section 6.15(d).
“Seller Policies” has the meaning set forth in Section 6.22(a).
“Sellers’ Representative” has the meaning set forth in the preface above.
“Software” means any and all (i) computer programs, applications and other software, whether in source code or object code form, including software implementations of algorithms, models and methodologies, (ii) databases and compilations used in conjunction with software, including any and all data and collections of data, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) programmer and user documentation, including user manuals and training materials, relating to any of the foregoing.
“Straddle Period” has the meaning set forth in Section 6.06(g).
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof. For purposes of this definition, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.
“Tail Policy” has the meaning set forth in Section 10.16.
“Tax” means (i) any federal, state, local or foreign taxes, charges, fees, levies or other similar assessments or liabilities (including income, receipts, ad valorem, value added, excise, real or personal property, sales, occupation, service, stamp, transfer, registration, natural resources, severance, premium, windfall or excess profits, environmental, customs duties, use, licensing, escheat, abandoned or unclaimed property, withholding, employment, social security, unemployment, disability, payroll, share, capital, surplus, alternative, minimum, add-on minimum, estimated, franchise or any other taxes, charges, fees, levies or other similar assessments or liabilities, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, fines, penalties, assessments, deficiencies or additions thereto, (ii) any and all liability for amounts described in clause (i) of any member of an affiliated, consolidated, combined, unitary or similar group of which any Acquired Company Entity (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations section 1.1502‑6 or any analogous or similar state, local or foreign Law, and (iii) any and all liability for amounts described in clause (i) or (ii) of any Person imposed on any Acquired Company Entity as a transferee or successor, by contract, pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing.
“Tax Distribution Adjustment” means (i) the estimated total amount of Tax liabilities of direct or indirect beneficial owners of any Acquired Company Entities which are disregarded or treated as partnerships or S corporations for U.S. federal income tax purposes that are solely attributable to, and arising as a result of, the taxable income or other earnings of such Acquired Company Entities during the Lockbox Period, as adjusted for any taxable losses or deductions generated by deductible Company Transaction Expenses or Sale Bonuses payments or adjustments (and, for the avoidance of doubt, excluding any such taxable income or earnings that are generated as a result of the Transaction), less (ii) 50% of the amount described in clause (i) (representing the estimated total amount of Tax savings of direct or indirect beneficial owners from any Tax basis adjustments or other benefits attributable to, and arising as a result of, such amount). An example of the Tax Distribution Adjustment is set forth as Schedule C-2, with numbers generated for illustrative purposes only (other than the ordinary income tax rate and capital gain tax rate as set forth therein, which shall be used for such calculation). The final Tax Distribution Adjustment shall use the methodology and tax rates set forth on Schedule C-2.
“Tax Gross-Up Amount” means the amount necessary to cause the after-Tax net proceeds to the applicable Sellers from the sale of the Equity Interests pursuant to this Agreement to be equal to the after-Tax net proceeds each of Sellers would have received had the Section 338(h)(10) Elections not been made and had each such Seller instead sold stock in Structors, Inc. to Purchaser.
“Tax Return” means any federal, state, local, foreign or other applicable return, declaration, report, claim for refund, information return or statement or other document (including any amendment thereto and any related or supporting schedules, statements or information) with respect to any Tax filed or required to be filed with the Internal Revenue Service or any other Governmental Authority or agency or in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws, regulations or administrative requirements relating to any Tax.
“Termination Date” has the meaning set forth in Section 9.01(c).

“Trade Controls” means all U.S. and non-U.S. Laws relating to (i) economic, trade, and financial sanctions, including those administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the United Nations; (ii) export, import, reexport, transfer, and retransfer controls, including those administered and enforced by the U.S. Department of Commerce Bureau of Industry and Security, U.S. Customs and Border Protection, the U.S. Department of State Directorate of Defense Trade Controls, and the United Nations; (iii) antiboycott Laws and (iv) the prevention of money laundering.
“Trademarks” means (i) any trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, rights to social media accounts, and other indicia of source or origin (and all translations, transliterations, adaptations, derivations and combinations of the foregoing) and internet domain names, together with all goodwill associated with each of the foregoing, and (ii) registrations or applications for any of the foregoing.
“Transaction Documents” means this Agreement, the Featherstone Lease Agreement, the Investor Rights Agreement, the License Agreement, the IP Assignment, and the Transition Services Agreement.
“Transactions” has the meaning set forth in the preface above.
“Transfer Taxes” has the meaning set forth in Section 6.05.
“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit F.
“Treasury Regulations” means the regulations under the Code promulgated by the United States Treasury Department.
“WARN Act” has the meaning set forth in Section 3.10(n).
“WCC” has the meaning set forth is Section 6.02.
“Withdrawal Period” has the meaning set forth is Section 6.22(f).
“Working Capital” means (i) the book value of all current assets of the Acquired Company Entities minus (ii) the book value of all current liabilities of the Acquired Company Entities, but specifically excluding Cash, Indebtedness, Company Transaction Expenses, Sale Bonuses and current income and deferred tax assets and liabilities, in each case, as otherwise determined in accordance with GAAP.
“Working Capital Leakage Impact” means the Leakage Impact attributable to clause (iii) of the definition of Leakage Impact.

ARTICLE II
PURCHASE AND SALE OF SHARES

Section 2.01    The Equity Purchase. At the Closing, on the terms set forth in this Agreement, Purchaser and Sellers shall consummate the Equity Purchase, pursuant to which each Seller shall sell, transfer and assign to Purchaser, and Purchaser shall purchase from each such Seller, all of such Seller’s right, title and interest in and to the entirety of the Equity Interests set forth on Exhibit A hereto, free and clear of all Liens other than Permitted Liens and with no restrictions on the voting or transfer thereof, in exchange for the payment by Purchaser in accordance with Section 2.04. Notwithstanding the foregoing, prior to the Closing Date, Purchaser may form one or more entities (each, an “Acquisition Vehicle”) to acquire all or any portion of the Equity Interests on behalf of Purchaser, in which case, the right of Purchaser to acquire such Equity Interests shall be deemed assigned to each such Acquisition Vehicle, as applicable.

Section 2.02    The Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of HolmstromKennedyPC, 800 N. Church Street, Rockford, Illinois 61103, at 10:00 a.m., Central time (whether in person or by teleconference or other electronic means), on the date that is three (3) Business Days after the satisfaction of all the conditions to the Closing set forth in Article VII (other than the conditions which by their nature shall be satisfied on the Closing Date, but subject to the satisfaction of such conditions), or at such other place or at such other time or on such other date as the parties mutually may agree in writing (the “Closing Date”) ; provided, however, that Purchaser shall not be obligated to consummate the Closing prior to the date that is nineteen (19) days following the date hereof. The Closing shall be deemed to occur at, and the calculation of all Closing amounts determined as of the Closing Date (including Company Transaction Expenses and Leakage Impact) shall be made as of, 12:01 A.M. Central time on the Closing Date.

Section 2.03    Closing Equity Value Schedule. After the execution of this Agreement, Purchaser and Sellers’ Representative shall cooperate in estimating the Closing Equity Value and such estimate shall be revised from time to time until the Closing as circumstances warrant. No later than three (3) Business Days prior to the Closing Date, Sellers’ Representative shall have delivered to Purchaser a Closing Equity Value Schedule, duly certified by the Chief Executive Officer or the Chief Financial Officer of the Acquired Companies. Schedule 2.03 sets forth the calculation of the estimated Tax Distribution Adjustment for the period commencing on the Closing Equity Value Date through August 31, 2018 in the amount of One Million Five Hundred Fifty Thousand Dollars ($1,550,000.00) (the “Estimated Tax Distribution Adjustment”) which amount has been agreed upon by Sellers’ Representative and Purchaser and will be paid by Purchaser to Sellers’ Representative at Closing pursuant to Section 2.04(e). The Closing Equity Value Schedule, which shall include the Estimated Tax Distribution Adjustment, shall be subject to the written approval of Purchaser prior to the Closing (such approval not to be unreasonably withheld or delayed); provided, that, immediately prior to the Closing, Sellers’ Representative shall deliver a written statement, duly certified by the Chief Financial Officer of the Acquired Companies, reflecting any changes to the Closing Equity Value Schedule previously approved by Purchaser which are necessary to reflect any unforeseen changes since the date of such approval by Purchaser, which changes shall be subject to the written approval of Purchaser immediately prior to the Closing (such approval not to be unreasonably withheld or delayed). Concurrently with delivery of the Closing Equity Value Schedule, Sellers’ Representative shall also have delivered to Purchaser, in such detail as shall reasonably be acceptable to Purchaser, all information on which the calculations reflected in the Closing Equity Value Schedule are based. The Closing Equity Value reflected on the Closing Equity Value Schedule as agreed to by Purchaser and Sellers’ Representative pursuant to this Section 2.03 shall be referred to as the “Estimated Closing Equity Value” and shall include the Estimated Tax Distribution Adjustment. An example of the Closing Equity Value Schedule as of the date hereof is set forth on Schedule C-1.

Section 2.04    Closing Payments. At the Closing, Purchaser will make (or cause to be made) the following payments (or repayments), in each case involving the payment of money by wire transfer of immediately available funds to the account or accounts designated by Sellers’ Representative in writing no later than three (3) Business Days prior to the Closing Date (or designated by such other Person or method as specified below):
(a)to Sellers, the Estimated Closing Equity Value (which shall not include the Estimated Tax Distribution Amount) as follows:
(i)payment to the Non-Cash Seller of a number of shares of Parent Common Stock equal to (A) Five Million Dollars ($5,000,000.00), divided by (B) the Closing Date Stock Price, subject to the terms of the Investor Rights Agreement;
(ii)payment to each Seller other than William Charles, Ltd. of an amount equal to the portion of the Estimated Closing Equity Value opposite such Seller’s name on the Closing Equity Value Schedule; and
(iii)after application of clauses (i) and (ii) above, payment to William Charles, Ltd. of the remainder of the Estimated Closing Equity Value;
(b)on behalf of the Acquired Company Entities, the amounts of Indebtedness indicated in the payoff letters delivered pursuant to Section 7.03(f)(iii), to the Persons or bank accounts specified in such payoff letters;
(c)on behalf of the Acquired Company Entities, an amount equal to certain Company Transaction Expenses, as directed by Sellers’ Representative, as evidenced by invoices (including wire instructions) delivered to Purchaser pursuant to Section 7.03(f)(iv), to each Person who is owed a portion thereof;
(d)on behalf of the Sellers’ Representative, payment to each of the Persons identified on the Closing Equity Value Schedule by the Sellers’ Representative, subject to applicable employee tax, FICA, and other withholding requirements which shall also be set forth on the Closing Equity Value Schedule by the Sellers’ Representative (the amounts distributed pursuant to this Section 2.04(d) are part of the Sale Bonuses); and
(e)to Sellers’ Representative, the Estimated Tax Distribution Adjustment.

Section 2.05    Withholding Rights. Purchaser and the Acquired Companies and their Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser and/or the Acquired Companies.

Section 2.06    Sellers’ Representative.

(a)By execution and approval of this Agreement by Sellers, each Seller shall be deemed to have consented to the appointment of Sellers’ Representative, with full power and authority, including power of substitution, to act on behalf of Sellers to the extent and in the manner set forth in this Agreement, including (i) to consummate the Transactions, (ii) to disburse any funds received hereunder to each Seller, (iii) to execute and deliver any certificates representing the Equity Interests and execution of such further instruments as Purchaser shall reasonably request, (iv) to execute and deliver on behalf of each Seller any amendment or waiver hereto, (v) to take all other actions to be taken by or on behalf of each Seller in connection herewith, (vi) to negotiate, settle, compromise and otherwise handle any claims for indemnification or any other claims pursuant this Agreement and (vii) to do each and every act and exercise any and all rights which each Seller is, or Sellers collectively are, permitted or required to do or exercise under this Agreement. All decisions, actions, consents and instructions by Sellers’ Representative shall be binding upon all of Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same. Purchaser and its Affiliates (including, following the Closing, the Acquired Company Entities) shall be entitled to rely on any decision, action, consent or instruction of Sellers’ Representative as being the decision, action, consent or instruction of Sellers, and Purchaser and its Affiliates (including, following the Closing, the Acquired Company Entities) are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.
(b)Sellers’ Representative shall have the right to recover from, in its sole discretion, prior to any distribution to Sellers, Sellers’ Representative’s documented reasonable out-of-pocket expenses incurred in the performance of its duties hereunder (“Charges”), including, without limitation, those resulting from the employment of financial advisors, attorneys, auditors and other advisors and agents assisting in the assessment of arbitration, litigation and settlement of any disputes arising under this Agreement. Each Seller will be obligated (severally) to pay its share of such Charges as determined by Sellers’ Representative.
(c)Sellers’ Representative may resign at any time. In the event of the death, incapacity, or resignation of Sellers’ Representative, a new Sellers’ Representative shall be appointed by the vote or written consent of the Majority Holders, which Sellers’ Representative must be reasonably acceptable to Purchaser.
(d)The approval of this Agreement by the requisite vote or written consent of Sellers shall also be deemed to constitute approval of all arrangements relating to the Transactions and to the provisions hereof binding upon Sellers.

Section 2.07    Post-Closing Adjustment.
(a)Within sixty (60) days following the Closing Date, Purchaser shall prepare and deliver to Sellers’ Representative a draft Final Closing Equity Value Schedule (excluding the calculation of the full Tax Distribution Adjustment, which shall be finally determined in accordance with Section 6.06), which shall be prepared in good faith and in accordance with the Closing Equity Value Schedule delivered pursuant to Section 2.03. In preparing the Final Closing Equity Value Schedule, the Closing Equity Value shall be determined based on the actual Working Capital as of the Closing Equity Value Date (“Actual April 30th Working Capital”) compared to the Working Capital as of the Closing Equity Value Date set forth in the Modified April 30th Financials (“Modified April 30th Working Capital”). Such comparisons between the Actual April 30th Working Capital (which shall be the basis for the Working Capital Leakage Impact shown on the Final Closing Equity Value Schedule) and the Modified April 30th Working Capital (which shall be the basis for the Working Capital Leakage Impact shown on the Estimated Closing Equity Value Schedule paid pursuant to Section 2.04(a)) shall (i) compare the adjustment amounts set forth on the “Supplemental Schedule of the financial effects of non-GAAP disclosures on the April 30th Financials” excel file attached to Schedule 3.09(a)(2) with the actual adjustment amounts for such same items through the Closing Equity Value Date; and (ii) include all adjustments (up and down) between the two Working Capital amounts. Working Capital Leakage Impacts referred to in Section 2.07(d)(i) and (ii) shall be calculated after taking into account all adjustments (up and down) between the Actual April 30th Working Capital and the Modified April 30th Working Capital.
(b)Following its receipt from Purchaser of the draft Final Closing Equity Value Schedule, Sellers’ Representative shall have forty-five (45) days to review the draft Final Closing Equity Value Schedule (and Sellers’ Representative shall have the right, until the final determination of the Final Closing Equity Value Schedule, to (i) examine all accounting records, work papers and financial records used or generated in connection with the preparation of the draft Final Closing Equity Value Schedule as may be reasonably requested by Sellers’ Representative and such other documents as Sellers’ Representative may reasonably request in connection with its review of the draft Final Closing Equity Value Schedule and (ii) have access during normal business hours on advance notice to all facilities and all employees, agents and professional advisors of Purchaser and the Acquired Company Entities as Sellers’ Representative may reasonably request in connection with its review of the draft Final Closing Equity Value Schedule) and to inform Purchaser in writing of any disagreement that it may have with the draft Final Closing Equity Value Schedule, which objection shall, to the extent practicable, specify in reasonable detail Sellers’ Representative’s disagreement with the draft Final Closing Equity Value Schedule and shall in any case include Sellers’ Representative’s calculation of any disputed items, to the extent practicable (the “Objection”). If Purchaser does not receive the Objection within such forty-five (45) day period, the draft Final Closing Equity Value Schedule and the amount of the Closing Equity Value set forth on the draft Final Closing Equity Value Schedule shall be deemed to have been accepted by Sellers’ Representative and shall become binding upon Sellers, and the calculation of the Closing Equity Value on the Final Closing Equity Value Schedule shall be the Final Closing Equity Value. If Sellers’ Representative timely delivers an Objection to Purchaser, Purchaser shall then have ten (10) days from the date of receipt of such Objection (the “Review Period”) to review and respond to the Objection in writing (and Purchaser shall have the right to examine the work papers and financial records used or generated in connection with the preparation of the Objection and such other documents as Purchaser may reasonably request in connection with its review of the Objection); provided, however, that Purchaser’s response to any Objection shall be limited to those specific disagreements listed in the Objection. Furthermore, Purchaser may not in its response to the Objection change its calculation of any line item or component of Closing Equity Value shown in Purchaser’s draft Final Closing Equity Value Schedule that would, taken on an individual basis, have the result of reducing the Final Closing Equity Value, below the amounts thereof indicated in Purchaser’s draft Final Closing Equity Value Schedule previously delivered to Sellers’ Representative. If Sellers’ Representative does not receive a written response from Purchaser within such ten (10) day period, the draft Final Closing Equity Value Schedule and the amount of the Closing Equity Value set forth in the Objection shall be deemed to have been accepted by Purchaser and shall become binding upon Purchaser, and the calculation of the Closing Equity Value contained in the Objection shall be the Final Closing Equity Value. If Purchaser does timely deliver a written response within such ten (10) day period, Purchaser and Sellers’ Representative shall attempt in good faith to resolve any disagreements with respect to the draft Final Closing Equity Value Schedule and the determination of the Closing Equity Value. If they are unable to resolve all of their disagreements with respect to the Final Closing Equity Value Schedule and/or the determination of the Final Closing Equity Value within twenty (20) days following the expiration of Purchaser’s Review Period, Purchaser and Sellers’ Representative shall promptly (not later than five (5) Business Days after the expiration of the twenty (20) day period following the expiration of Purchaser’s Review Period) refer the dispute to the CPA Firm, which shall resolve such disagreements based solely on written presentations by Sellers’ Representative and Purchaser, which are in accordance with the terms and procedures and the definitions of this Agreement, and not by independent review. The written presentations provided by each of Sellers’ Representative and Purchaser shall be limited such that neither party may change its calculations of any line item or component of Closing Equity Value from the draft Final Closing Equity Value Schedule, in the case of Purchaser, and the Objection, in the case of Sellers’ Representative, if such change, taken on an individual basis, would have the result of reducing, in the case of Purchaser, or increasing, in the case of Seller, the calculation of Closing Equity Value set out in the draft Final Closing Equity Value Schedule or Objection, as applicable. Purchaser and Sellers’ Representative shall direct the CPA Firm to use its reasonable best efforts to render its determination within thirty (30) days after the dispute is first submitted to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon Purchaser and Sellers. Purchaser and Sellers’ Representative shall make readily available to the CPA Firm all relevant books and records relating to the draft Final Closing Equity Value Schedule or Objection and all other items reasonably requested by the CPA Firm. Neither Sellers’ Representative nor Purchaser shall have or conduct any communication, either written or oral, with the CPA Firm without the other party either being present or receiving a concurrent copy of any written communication. Nothing in this Section 2.07(b) shall be construed to authorize or permit the CPA Firm to resolve any differences between Purchaser and Sellers’ Representative other than those unresolved disagreements listed in the Objection, and the CPA Firm shall not be authorized or permitted to do so. The scope of the disputed items to be resolved by the CPA Firm shall be limited to whether the draft Final Closing Equity Value was prepared in accordance with the terms of this Agreement. In resolving any disagreements, the CPA Firm shall be bound by the provisions of this Section 2.07 and may not assign a value to any item greater than the greatest value for such item claimed by either party in its written presentation or less than the smallest value for such item claimed by either party in its written presentation. The Closing Equity Value as agreed to (or deemed to be agreed to) by Purchaser and Sellers’ Representative or as determined by the CPA Firm, as applicable, shall be the “Final Closing Equity Value.” The Final Closing Equity Value Schedule as agreed to (or deemed to be agreed to) by Purchaser and Sellers’ Representative or as determined by the CPA Firm, as applicable, shall be referred to as the “Final Closing Equity Value Schedule.”
(c)If any unresolved objections are submitted to the CPA Firm for resolution as provided above, the fees and expenses of the CPA Firm shall be allocated between Purchaser, on the one hand, and Sellers’ Representative (on behalf of Sellers), on the other hand, based upon the relationship the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Purchaser claims that the appropriate adjustments are $1,000 greater than the amount determined by Sellers’ Representative, and if the CPA Firm ultimately resolves such claim by awarding to Purchaser $300 of the $1,000 contested, then the fees, costs and expenses of the CPA Firm will be allocated 70% to Purchaser and 30% to Sellers.
(d)Upon the final determination of the Final Closing Equity Value Schedule (excluding the determination of the full Tax Distribution Adjustment, which shall be finally determined in accordance with Section 6.06),
(i)if (x) the Working Capital Leakage Impact shown on the Final Closing Equity Value Schedule is greater than (y) the Working Capital Leakage Impact reflected in the Estimated Closing Equity Value paid pursuant to Section 2.04(a) by an amount greater than $250,000 in the aggregate, then an amount in cash equal to the full amount of the excess of (x) over (y) shall be payable by Sellers to Purchaser and taken into account for purposes of clauses (iii) and (iv) of this Section 2.07(d),
(ii)if (x) the Working Capital Leakage Impact shown on the Final Closing Equity Value Schedule is less than (y) the Working Capital Leakage Impact reflected in the Estimated Closing Equity Value paid pursuant to Section 2.04(a) by an amount greater than $250,000 in the aggregate, then an amount in cash equal to the full amount of the excess of (x) over (y) shall be payable by Purchaser to Sellers and taken into account for purposes of clauses (iii) and (iv) of this Section 2.07(d),
(iii)if, after applying clauses (i) and (ii) of this Section 2.07(d), the Final Closing Equity Value on the Final Closing Equity Value Schedule is greater than the Estimated Closing Equity Value paid pursuant to Section 2.04(a), then an amount in cash equal to such excess (other than any amounts attributable to the Working Capital Leakage Impact) shall be payable by Purchaser to Sellers in accordance with Section 2.07(e); and
(iv)if, after application of clauses (i) and (ii) of this Section 2.07(d), the Final Closing Equity Value on the Final Closing Equity Value Schedule is less than the Estimated Closing Equity Value paid pursuant to Section 2.04(a), then an amount in cash equal to such shortfall (other than any amounts attributable to the Working Capital Leakage Impact) shall be payable by Sellers to Purchaser in accordance with Section 2.07(e).
(e)For purposes of the payment of the items set forth in Section 2.07(d), (i) if Purchaser is required to make a payment to Sellers pursuant to Section 2.07(d)(iii), then Purchaser shall, within two (2) Business Days after the Final Closing Equity Value Schedule becomes final and binding in accordance with the terms hereof, make payment to Sellers’ Representative (for distribution to Sellers) of such amount, in cash, by wire transfer of immediately available funds to an account or accounts designated by Sellers’ Representative in writing and (ii) if Sellers are required to make payment to Purchaser pursuant to Section 2.07(d)(iv), then Sellers’ Representative shall, within two (2) Business Days after the Final Closing Equity Value Schedule becomes final and binding in accordance with the terms hereof, make payment to Purchaser of such amount, in cash, by wire transfer of immediately available funds to an account or accounts designated by Purchaser in writing.
(f)Any payments due under this Section 2.07 shall bear interest from the Closing Date to the date of actual payment at a rate equal to the “prime rate” adjusted on a daily basis as published from time to time in The Wall Street Journal.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Each of the Acquired Companies represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.01    Organization of the Acquired Companies. Such Acquired Company is a corporation or limited liability company, as set forth on Schedule 3.01, duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of organization, as set forth on Schedule 3.01, and is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of its business or the ownership of its assets requires it to be so qualified, licensed, admitted or in good standing, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Schedule 3.01 lists all of the jurisdictions in which such Acquired Company is qualified to do business as a foreign corporation or limited liability company.

Section 3.02    Authorization of Transactions by the Acquired Companies. Such Acquired Company has full right, power and authority, to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The board of directors (or similar governing body) of such Acquired Company has unanimously (a) determined that the Transactions are in the best interests of such Acquired Company and its equityholders and (b) authorized and approved the Transaction Documents to which such Acquired Company is a party, the execution and delivery by such Acquired Company of such Transaction Documents, and the performance by such Acquired Company of its obligations thereunder. The Transaction Documents to which such Acquired Company is or will be a party have been or will be duly executed and delivered by such Acquired Company and, assuming due authorization, execution and delivery by the other parties thereto, constitute or will constitute the legal, valid and binding obligations of such Acquired Company, enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar Laws affecting creditors’ rights generally and by general equitable principles).

Section 3.03    Noncontravention. Except as set forth on Schedule 3.03 and except where such event would not reasonably be expected to be material to the Acquired Company Entities, taken as a whole, or materially impair their ability to consummate the Transactions, neither the execution and delivery by such Acquired Company of the Transaction Documents, nor the consummation of the Transactions, (a) violates or conflicts with any provisions of the governing documents of such Acquired Company or any of its Subsidiaries, (b) except for the applicable requirements of the HSR Act, violates or conflicts with any Law or order to which such Acquired Company or any of its Subsidiaries is subject or by which such Acquired Company or any of its Subsidiaries or any of their assets or properties is bound, or (c) violates, conflicts with or results in a breach of any provision of, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, results in acceleration of, creates in any Person the right to accelerate, terminate, modify or cancel, requires any consent or notice under, or results in the imposition or creation of a Lien, other than a Permitted Lien, upon or with respect to any equity interests or assets of such Acquired Company or its Subsidiaries under, any Material Contract or Permit. Except (x) as set forth on Schedule 3.03, (y) for such filings as may be required under the HSR Act, or (z) for the failure to obtain any such consent, approval, license, permit, order, authorization, or registration, declaration or filing described in this sentence which would not reasonably be expected to be material to the Acquired Company Entities taken as a whole or materially impair the Acquired Company Entities’ ability to consummate the Transactions, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be obtained or made by or on behalf of such Acquired Company or any of its Subsidiaries in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions.

Section 3.04    Litigation. Except as set forth on Schedule 3.04, there is no, and since January 1, 2015, there has been, no Action pending, at law or in equity by or before any Governmental Authority, or to such Acquired Company’s Knowledge, threatened against, such Acquired Company or any of its Subsidiaries that would, in each case, reasonably be expected to result in material liability to such Acquired Company or its Subsidiaries or materially impair the business or operations of such Acquired Company or any of its Subsidiaries. Except as set forth on Section 3.04, since January 1, 2015, no Acquired Company Entity is bound by, any judgment, order or decree of any Governmental Authority that would reasonably be expected to result in material liability to such Acquired Company Entity or materially impair the business or operations of such Acquired Company Entity.

Section 3.05    Capitalization.
(a)Except for the Equity Interests of such Acquired Company, there are no (i) other shares of capital stock or other equity securities or voting securities of such Acquired Company authorized or outstanding, (ii) securities of such Acquired Company convertible into or exchangeable for capital stock or other equity securities or voting securities of such Acquired Company and (iii) outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require such Acquired Company to issue, sell or otherwise cause to become outstanding any of its equity interests. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any Equity Interests of such Acquired Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to such Acquired Company or any repurchase, redemption or other obligation to acquire for value any capital stock of such Acquired Company.
(b)All of the Equity Interests of such Acquired Company are duly authorized, validly issued, fully paid and nonassessable. Except for options to purchase and restrictions on transfer which are set forth in the operating agreements of such Acquired Companies which are limited liability companies, none of the Equity Interests of such Acquired Company are subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Laws of the state of such Acquired Company’s jurisdiction of organization, the articles of incorporation, certificate of formation or equivalent of such Acquired Company, the bylaws, limited liability company agreement or equivalent of such Acquired Company or any agreement to which such Acquired Company is a party or otherwise bound. None of the Equity Interests of such Acquired Company have been issued in violation of any federal or state securities Laws. Except for unpaid preferential distributions provided for under the operating agreements of William Charles Construction Company, LLC and Johnston Quarry Holdings, LLC, there are no accrued and unpaid dividends with respect to any Equity Interests of such Acquired Company.

Section 3.06    Subsidiaries.
(a)Schedule 3.06(a) sets forth, for each Subsidiary of such Acquired Company, the name, jurisdiction of organization, entity type and equityholders of such Subsidiary, and the equity interests of such Subsidiary held by each such equityholder. Except as set forth on Schedule 3.06(a), there are no (i) other shares of capital stock or other equity securities or voting securities of any Subsidiary of such Acquired

Company authorized or outstanding, (ii) securities of any Subsidiary of such Acquired Company convertible into or exchangeable for capital stock or other equity securities or voting securities of such Subsidiary and (iii) outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require any Subsidiary of such Acquired Company to issue, sell or otherwise cause to become outstanding any of its equity interests. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any equity interests of any Subsidiary of such Acquired Company. Except as set forth on Schedule 3.06(a), there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Subsidiary of such Acquired Company or any repurchase, redemption or other obligation to acquire for value any equity interests of any Subsidiary of such Acquired Company. Except as set forth on Schedule 3.06(a), such Acquired Company and its Subsidiaries do not hold any equity, partnership, joint venture or other interest in any Person.
(b)Each Subsidiary of such Acquired Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of its business or the ownership of its assets requires it to be so qualified, licensed, admitted or in good standing, except where a failure to be so qualified, licensed, admitted or in good standing would not materially interfere with its conduct of business or ownership of assets.
(c)Except for options to purchase and restrictions on transfer which are set forth in the operating agreements of such Acquired Companies which are limited liability companies, all of the outstanding equity interests of each Subsidiary of such Acquired Company are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law or Limited Liability Company Act of the State of Delaware or the Business Corporation Act or Limited Liability Company Act of Illinois, as applicable, the governing documents of such Subsidiary or any agreement to which such Subsidiary is a party or otherwise bound. None of the outstanding equity interests of the Subsidiaries of such Acquired Company have been issued in violation of any federal or state securities Laws.

Section 3.07    Brokers’ Fees. Sellers’ Representative shall indemnify the Acquired Companies against and hold them harmless from any liability to FMI Capital Advisors, Inc., for services pursuant to that certain Representation Agreement dated April 4, 2018. Except for any liabilities or obligations that the Acquired Company Entities may have under the foregoing Representation Agreement, none of the Acquired Company Entities has any liability or obligation (whether matured or unmatured) to pay any fees, commissions or other compensation to any broker, finder, investment banker, financial advisor, agent or other similar Person with respect to the Transactions or on the basis of any act or statement made or alleged to have been made by or on behalf of the Acquired Company Entities, Sellers, or any of their respective Affiliates, or any director, officer, manager, member, investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any of them.

Section 3.08    Books and Records. The books of account, minute books, stock record books and other similar records of the Acquired Company Entities have been delivered to Purchaser and are complete and correct in all material respects. Such books and records contain a true and reasonably complete record of all action taken at all meetings and by all written consents in lieu of meetings of the governing bodies and equityholders of the Acquired Company Entities, as applicable.

Section 3.09    Financial Statements.
(a)Attached as Schedule 3.09(a)(1) are copies of: (i) the audited consolidated balance sheet of William Charles, Ltd. and subsidiaries as of December 31, 2015, December 31, 2016 and

December 31, 2017, the audited consolidated statements of income and member’s equity and statement of cash flows of William Charles, Ltd. and subsidiaries for the years then ended (the “Audited Financial Statements”), in each case audited by William Charles, Ltd.’s outside public accountants, RSM US, LLP (“RSM”), in accordance with the auditing standards generally accepted in the United States of America of the American Institute of Certified Public Accountants (“AICPA”), and (ii) pro-forma financial information for the Acquired Company Entities and related assets for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, for the four-month period ended April 30, 2018 (the
(b)“April 30th Financials”), and for the six-month period ended June 30, 2018 (consisting of an unaudited consolidated balance sheet as of such date and an unaudited condensed consolidated statement of operations for such period) (such unaudited consolidated balance sheet as of June 30, 2018, the “Latest Balance Sheet”) prepared by management of the Acquired Company Entities (the “Deal Financial Statements” and together with the Audited Financial Statements, collectively, the “Financial Statements”). The Audited Financial Statements are complete and correct in all material respects, prepared in accordance with the books and records of William Charles, Ltd. and subsidiaries and in accordance with GAAP, and fairly present, in all material respects, the financial condition of William Charles, Ltd. and subsidiaries as of the dates thereof and the results of operations and cash flows of William Charles, Ltd. and subsidiaries for the periods covered thereby. Except as set forth on Schedule 3.09(a)(2), the Deal Financial Statements are complete and correct in all material respects, prepared in accordance with the books and records of the Acquired Company Entities and in accordance with GAAP subject, in the case of the Deal Financial Statements, as of and for the periods ended April 30, 2018 and June 30, 2018, to the absence of footnote disclosures and changes resulting from normal year-end adjustments (none of which would alone or in the aggregate be material), in each case permitted by GAAP, and fairly present, in all material respects, the financial condition of the Acquired Company Entities and related assets as of the dates thereof and the results of operations of the Acquired Company Entities and related assets for the periods covered thereby. RSM is independent with respect to William Charles, Ltd. under the standards of the AICPA for all periods covered by the Audited Financial Statements.
(c)When delivered in accordance with Section 6.21 and as of the Closing Date, the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements will be complete and correct in all material respects, prepared in accordance with the books and records of the Reporting Group and in accordance with GAAP and Regulation S-X under the Securities Exchange Act of 1934, as amended (“Regulation S-X”), subject, in the case of the Most Recent Interim Financial Statements, to the absence of footnote disclosures and changes resulting from normal year-end adjustments, in each case permitted by GAAP and Regulation S-X, and the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements will fairly present in all material respects the financial condition of the Reporting Group as of the dates thereof and the results of operations and cash flows of the Reporting Group for the periods covered thereby.

Section 3.10    Absence of Changes. Since June 30, 2018, there has not been, and the Acquired Companies have not taken any action that would reasonably be expected to result in, a Material Adverse Effect. Without limiting the foregoing, since such date, except as required by the Transaction Documents or as set forth on Schedule 3.10, the Acquired Company Entities have been operated only in the Ordinary Course of Business and no Acquired Company Entity has:
(a)sold, licensed, leased, transferred or assigned any of its assets, tangible or intangible, or purchased any assets or properties of any Person, in each case other than for fair consideration in the Ordinary Course of Business;
(b)entered into (i) any agreement, contract or arrangement (or series of related agreements, contracts and arrangements) involving more than $100,000 and outside the Ordinary Course of Business or (ii) any Lease;

(c)caused or suffered any acceleration, amendment, termination (partial or complete), modification or cancellation of, or granted any waiver or given any consent or release with respect to, (i) any Material Contract; or (ii) Lease;
(d)imposed or suffered to exist any Lien other than Permitted Liens upon any of its assets, tangible or intangible;
(e)made any capital investment in, any loan to or any acquisition of the securities or assets of (or series of related capital investments in, loans to or acquisitions of the securities or assets of) any Person either involving more than $50,000 or outside the Ordinary Course of Business;
(f)(i) issued any note, bond or other debt security or created, incurred, assumed or guaranteed any Indebtedness involving, individually or in the aggregate, more than $50,000, except for borrowings under existing credit facilities (or indebtedness for borrowed money incurred with the amendment, extension, modification, refunding, renewal, refinancing or replacement of existing indebtedness after the date of this Agreement), or (ii) made any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or granted any waiver of any right of such Acquired Company Entity under, any Indebtedness of or owing to such Acquired Company Entity;
(g)cancelled, compromised, waived or released any right or claim (or series of related rights or claims) involving more than $100,000 or outside the Ordinary Course of Business;
(h)made any capital expenditures or commitments therefor exceeding $250,000 in the aggregate that will not be paid before Closing, except for reasonable capital expenditures made in connection with any emergency or force majeure events affecting any of the Acquired Company Entities;
(i)delayed or postponed the payment of accounts or other amounts payable or other obligations or liabilities or accelerated the collection of any accounts or other amounts receivable outside the Ordinary Course of Business;
(j)changed conduct related to cash management customs and practices (including with respect to maintenance of working capital balances, collection of accounts receivable, payment of accounts payable, accrued liabilities and other liabilities and pricing and credit policies) or changed conduct related to cash management in any manner whatsoever;
(k)sold, securitized, factored or otherwise transferred any accounts receivable;
(l)experienced any material damage, destruction or loss (whether or not covered by insurance) to any real or personal property or equipment;
(m)entered into any employment or individual independent contractor contract or agreement, written or oral, or modified the terms of any such existing contract or agreement, or entered into any collective bargaining agreement or relationship;
(n)implemented or announced any facility closings or layoffs which could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law (the “WARN Act”);
(o)except as required by Law or the terms of any Employee Benefit Plan in existence on the date hereof or the Closing Date and as set forth on Schedule 3.20, granted or promised any increase in the base compensation of any of its current or former directors, officers, managers, members, partners, employees, individual consultants, individual independent contractors or other individual service providers, or made any payment of or agreed to become obligated to pay any bonus, severance or change of control payments or any payment or benefit that would be considered a Company Transaction Expense or other consideration of any nature whatsoever (other than base salary, commissions or consulting fees or benefits) to any of its current or former directors, officers, managers, members, partners, employees, individual consultants, individual independent contractors or other individual service providers;
(p)take any action to cause to accelerate the payment, funding, right to payment or vesting of any compensation or benefits;
(q)hire or, other than for cause, terminate the employment or service of any current or former director, officer, manager, member, partner, non-bargaining unit employee, consultant, individual independent contractors or other individual service providers with any annual base salary and incentive compensation opportunity that exceeds $200,000;
(r)established, adopted, entered into, amended, modified, terminated or withdrawn from any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement that would be considered an Employee Benefit Plan if in existence as of the date hereof other than in the Ordinary Course of Business, or as required by applicable Law or the terms of any Employee Benefit Plan in existence on the date hereof and set forth on Schedule 3.20(a)(i), collective bargaining agreements or relationships, or as may be required to renew any insurance or service contracts existing with respect to such Employee Benefit Plan providing health or welfare benefits in the Ordinary Course or Business which did not result in a material increase in cost to an Acquired Company Entity;
(s)made any loans or advances to any of its directors, members, managers, officers, employees, customers, clients or Affiliates;
(t)sold, licensed, leased, transferred, assigned, abandoned, permitted to lapse or otherwise disposed of any material Company Intellectual Property other than non-exclusive licenses granted by the Acquired Company Entities to their customers in the Ordinary Course of Business or disclosed any confidential information of the Acquired Company Entities to any Person (except for disclosure in the Ordinary Course of Business and pursuant to appropriate confidentiality agreements);
(u)made, changed or revoked any Tax election, changed any annual Tax accounting period, adopted or changed any method of accounting, filed any amended Tax Return, entered into any closing agreement, settled any claim or assessment, surrendered any right to claim a refund, offset or other reduction in liability, consented to or requested any extension or waiver of the limitations period applicable to any claim or assessment, in each case with respect to Taxes, incurred any liability for Taxes outside the Ordinary Course of Business, or changed any U.S. federal income tax classification, prepared or filed any Tax Return in a manner inconsistent with past practice;
(v)authorized or effected any amendment or change in its articles of incorporation or bylaws or other organizational documents;
(w)commenced, settled or offered or proposed to settle, any Action for an amount involving in excess of $100,000;
(x)authorized, issued, sold or otherwise disposed of any of its capital stock or other equity interests, or granted any options, warrants, phantom equity or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or other equity interests, or modified or amended any right of any holder of any of its outstanding capital stock or other equity interests (including phantom equity);
(y)except for the Reorganization, declared, set aside or paid any dividend or made any distribution with respect to its capital stock or other equity interests (whether in cash or in kind) or directly or indirectly redeemed, purchased or otherwise acquired any of its capital stock or other equity interests; or
(z)authorized or entered into any agreement, contract or commitment to do any of the foregoing or authorized, taken or agreed to take any action with respect to the foregoing.

Section 3.11    Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.11, no Acquired Company Entity has any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, and regardless of when asserted), except for (a) liabilities adequately accrued or reserved as set forth on the Deal Financial Statements as of and for the six-month period ended June 30, 2018; (b) liabilities which have arisen since June 30, 2018 in the Ordinary Course of Business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, environmental liability, or violation of Law); (c) liabilities under this Agreement; and (d) liabilities that have been or will be discharged or paid in full prior to the Closing Date.

Section 3.12    Legal Compliance.
(a)Compliance with Laws. Except as set forth on Schedule 3.12(a), each Acquired Company Entity is, and since January 1, 2015 has been, in compliance in all material respects with all Laws applicable to the conduct of its businesses. Except as set forth on Schedule 3.12(a), no Acquired Company Entity has received any written communication since January 1, 2015 from a Governmental Authority that alleges that any Acquired Company Entity is not in material compliance with any Law applicable to the conduct of its businesses.
(b)Permits. Except as set forth in Schedule 3.12(b), the Acquired Company Entities have obtained, and at all time since January 1, 2015 have held, all certificates, licenses, permits, registrations, authorizations and approvals made or issued pursuant to or under, or required by, Laws (“Permits”) necessary to own, occupy and use, as applicable, their respective assets and to operate their respective businesses, except where the failure to have such Permits would not reasonably be expected to adversely affect in any material respects the operation of the Acquired Company Entities as presently conducted or proposed to be conducted (each a “Material Permit”), and (i) each such Material Permit is valid and in full force and effect, (ii) the Acquired Company Entities are in compliance with the terms and requirements of each such Material Permit, except where the failure to be in compliance would not reasonably be expected to adversely affect in any material respects the operation of the Acquired Company Entities as currently conducted or proposed to be conducted, and (iii) no Acquired Company Entity has received, at any time since January 1, 2015, any written notice from any Governmental Authority regarding any violation of or failure to comply with any term or requirement of any Material Permit, which violation or failure to comply would reasonably be expected to be material to the Acquired Company Entities, taken as a whole. There is no, and since January 1, 2015 there has been no, revocation, withdrawal, suspension, cancellation, termination of, modification to or nonrenewal of any Material Permit pending, or to the Knowledge of the Acquired Companies, threatened, except for such revocations, withdrawals, suspensions, cancellations, terminations, modifications or nonrenewals undertaken by the Acquired Company Entities or that would not reasonably be expected to be material to the Acquired Company Entities, taken as a whole.
(c)Sanctioned Person/Sanctioned Country. None of the Acquired Company Entities, nor any of their respective directors, officers, or employees, nor to the Knowledge of the Acquired Companies, any other Person acting on behalf of any Acquired Company Entity (x) is currently, or has been since January 1, 2015: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country; (iv) otherwise in violation of Trade Controls; or (y) has at any time made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any official or employee of a Governmental Authority or other Person acting on behalf of a Governmental Authority in violation of any applicable Anti-Corruption Laws.
(d)Trade Controls/Anti-Corruption Laws. Since January 1, 2015, as related to Trade Controls or Anti-Corruption Law, none of the Acquired Companies has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority except as required or permitted by Law or as set forth on Schedule 3.12(d); or conducted any internal investigation or audit in each case concerning any actual or potential violation or wrongdoing.

Section 3.13    Title to Properties.
(a)Except as set forth on Schedule 3.13(a), the Acquired Company Entities are in possession of and own good and marketable title or a valid leasehold interest in or a valid right to use free and clear of all Liens (other than Liens for current Taxes not yet due and payable, Liens otherwise reflected on the Latest Balance Sheet, and Permitted Liens) to all of the properties, equipment and assets (other than Real Property, which shall be governed solely by Section 3.14) (i) reflected on the face of the Latest Balance Sheet, (ii) located on any of the premises of the Acquired Company Entities (except for property of subcontractors or vendors located on the premises of an Acquired Company Entity in the Ordinary Course of Business), or (iii) used in the conduct of the businesses of the Acquired Company Entities.
(b)Except as disclosed on Schedule 3.13(b) and items of equipment used for spare parts, each item of tangible personal property of the Acquired Company Entities with a replacement value in excess of $25,000 is in sufficient operating condition and repair, ordinary wear and tear excepted, and is available for immediate use in the Ordinary Course of Business, except for those items being serviced in the Ordinary Course of Business. The machinery, equipment and other tangible assets of the Acquired Company Entities and the state of maintenance thereof are in material compliance with all applicable statutes, ordinances, rules and regulations. The machinery, equipment and other tangible assets of the Acquired Company Entities include such spare parts as are sufficient to permit the operation of their businesses without material interruption, except where such interruptions are in the Ordinary Course of Business.
(c)Except as set forth on Schedule 3.13(c), the Acquired Company Entities own or lease under valid leases all machinery, equipment and other assets (tangible and intangible) necessary and sufficient for the conduct of their businesses as currently conducted.

Section 3.14    Real Property.
(a)Owned Real Property. Schedule 3.14(a) sets forth the address of each Owned Real Property. With respect to each Owned Real Property: (A) an Acquired Company Entity has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens, (B) except as set forth in Schedule 3.14(a) and Permitted Liens, the Acquired Company Entities have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (C) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Acquired Company Entity is a party to any agreement or option to purchase any real property or interest therein.
(b)Leased Real Property. Except for Project Leased Property, Schedule 3.14(b) lists and describes briefly (including the address of the property and the name of the landlord, sublandlord or licensor) all real property leased, subleased, licensed to or otherwise used or occupied by the Acquired Company Entities (the “Leased Real Property”) and sets forth a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. The Acquired Companies have delivered to Purchaser correct and complete copies of the Leases set forth on Schedule 3.14(b), including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto. Except for Project Leased Property, in the case of any oral Lease, the Acquired Companies have delivered to Purchaser a true and correct written summary of the material terms of such Lease. With respect to each Lease set forth or required to be set forth on Schedule 3.14(b):
(i)the Lease is legal, valid, binding, enforceable and in full force and effect;
(ii)(A) to the Knowledge of the Acquired Companies, the Lease shall continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the Transactions, and (B) no consent by any party to such Lease is required in order to consummate the Transactions;
(iii)to the Knowledge of the Acquired Companies, the Acquired Company Entities are not in material breach or default and have performed all material obligations to be performed by them prior to the date hereof under such Lease;
(iv)the Acquired Company Entities’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and, to the Acquired Companies’ Knowledge, there are no disputes with respect to such Lease; and
(v)to the Knowledge of the Acquired Companies, the Acquired Company Entities have not subleased such Leased Real Property or any portion thereof.

(c)Project Leased Property. Schedule 3.14(c) describes briefly the Project Leased Property.
(d)Improvements. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, located on, attached to and included in the Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation and occupancy of the businesses of the Acquired Company Entities in the Ordinary Course of Business. There are no structural deficiencies or latent defects affecting any of the Improvements and, to the Acquired Company’s Knowledge, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the businesses of the Acquired Company Entities.
(e)Real Property Used in the Business. The Owned Real Property identified in Schedule 3.14(a), the Leased Real Property identified in Schedule 3.14(b), and the Project Leased Properties (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, the businesses of the Acquired Company Entities.

Section 3.15    Tax Matters.
(a)All material Tax Returns filed or required to have been filed by the Acquired Company Entities have been filed prior to the due date for such Tax Returns (taking into account any extensions thereof), and each such material Tax Return is true, correct, accurate and prepared in accordance with applicable Laws in all material respects. All taxes have been paid whether or not shown as due on any such Tax Return. The Acquired Company Entities have correctly classified those individuals performing services as common law employees, leased employees, individual independent contractors or agents and timely withheld, reported and paid to the appropriate Governmental Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any member, employee, creditor, individual independent contractor or other third Person. There are no Liens on any assets of the Acquired Company Entities that arose in connection with the failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable and Permitted Liens. Except as set forth on Schedule 3.15(a), no Acquired Company Entity is the beneficiary of any extension of time within which to file any Tax Return.
(b)No Acquired Company Entity (i) has been a member of an Affiliated Group filing a combined, consolidated, unitary or other similar Tax Return (other than an Affiliated Group the common parent of which is an Acquired Company) or (ii) has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise. No Acquired Company Entity is a party to any Tax allocation, Tax indemnity or Tax sharing agreement or similar agreement or arrangement.
(c)There is no Action or request for a private letter ruling or other formal or informal tax guidance pending with respect to any Acquired Company Entity in respect of any Taxes in any jurisdiction. No Acquired Company Entity has been informed of the commencement or anticipated commencement of any such activity, and no such activity has been contemplated, in writing, by any Governmental Authority. No claim has been made in writing by any Governmental Authority in a jurisdiction where the Acquired Company Entities have not filed a Tax Return that any of them is or may be subject to Tax by such jurisdiction. No Acquired Company Entity has waived or requested to waive any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not expired.
(d)Except as set forth on Schedule 3.09(a)(2), unpaid Taxes of the Acquired Company Entities do not exceed the accruals or reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet, nor do the unpaid Taxes of the Acquired Company Entities exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Company Entities in filing their Tax Returns. Since the date of the Latest Balance Sheet, the Acquired Company Entities

have not incurred any liability for Taxes arising from extraordinary gains or losses, as such term is used in GAAP, except in the Ordinary Course of Business.
(e)No federal, state, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Acquired Company Entities. No Acquired Company Entity has received from any Governmental Authority (including jurisdictions where the Acquired Company Entities have not filed Tax Returns) any (i) written notice indicating an intent to open a Tax audit or other review or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Governmental Authority against an Acquired Company Entity.
(f)No Acquired Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in or improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii)  transactions effected or investments made prior to the Closing that result in taxable income pursuant to Section 951(a) of the Code (or any similar provision of Law), (iv) election under Section 965(h) of the Code (or any similar provision Law), (v) “global intangible low-taxed income” (within the meaning of Section 951A of the Code (or any similar provision of Law)) attributable to a period prior to the Closing, (vi) except as set forth on Schedule 3.15(f), any installment sale or open transaction disposition made on or prior to the Closing Date, (vii) any election under Section 108(i) of the Code, (viii) any prepaid amounts received or deferred revenues accrued on or prior to the Closing Date or (ix)  any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Law).
(g)No Acquired Company Entity is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of Law) or (ii) any amount that would be subject to the excise tax imposed under Section 4999 of the Code (or any similar provision of Law). No Acquired Company Entity has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code (or any similar provision of Law). No Acquired Company Entity is subject to Tax in any country other than the country in which it is organized by virtue of (i) a permanent establishment (within the meaning of an applicable Tax treaty) or office or fixed place of business or (ii) having a source of income in that jurisdiction. None of the Acquired Company Entities is party to any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Section 1.6011-4(b) of the Treasury Regulations.
(h)Each agreement, contract, plan or other arrangement to which an Acquired Company Entity is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies with the requirements of Section 409A of the Code and any IRS guidance issued thereunder, and no amounts under any such agreement, contract, plan or other arrangement is or has been subject to the interest and additional tax set forth under Section 409A of the Code. No Acquired Company Entity has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Section 409A and/or Section 4999.
(i)Except as set forth on Schedule 3.15(i), the Acquired Company Entities have properly collected and remitted sales, value added, and similar Taxes with respect to sales made to its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all sales made without charging or remitting sales, value added, or similar Taxes that qualify such sales as exempt from sales, value added, and similar Taxes.
(j)Schedule 3.15(j) sets forth the U.S. federal income tax classification of each Acquired Company Entity.
(k)At all times since the effective date of January 1, 2008 and the effective date of January 1, 2001, respectively, each of Structors, Inc. and William Charles, Ltd. (i) has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and will be an S corporation up to and including the Closing Date, (ii) had in effect a valid election to treat each of their Subsidiaries as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code, (iii) had in effect, and their stockholders have consented to, valid elections, where available, to be taxed in a similar fashion under comparable provisions of applicable state, local or non-U.S. Law of jurisdictions in which they file income or franchise Tax Returns, and such elections have never been revoked, terminated or otherwise made ineffective. Structors, Inc. (i) shall not be liable for any Tax under Section 1374 of the Code, or a comparable provision of applicable state, local or non-U.S. Law, in connection with the deemed sale of its assets (or the assets of any qualified subchapter S subsidiary) caused by the Section 338(h)(10) Election and (ii) has not, in the past seven (7) years, (A) acquired assets from another corporation in a transaction in which their basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor corporation or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

Section 3.16    Intellectual Property.
(a)Schedule 3.16(a)(1) sets forth a complete and correct list of all of the following owned by or filed in the name of any Acquired Company Entity: (i) patented or registered Intellectual Property and pending patent applications and applications for registrations of other Intellectual Property, (ii) unregistered Trademarks used in connection with any material product or service sold, provided or offered by the Acquired Company Entities and (iii) material Software. Schedule 3.16(a)(2) sets forth a complete and correct list of all of the unregistered Trademarks and Trademark registrations and applications owned by or filed in the name of any Related Party and comprising, consisting of, containing or including “William Charles” or any derivation, variation, modification, transliteration or translation thereof. The Acquired Company Entities (A) exclusively own and possess all right, title and interest in and to all of the Intellectual Property set forth or required to be set forth on Schedule 3.16(a)(l), free and clear of all Liens, except for Permitted Liens, (B) as of the Closing Date, will exclusively own and possess all right, title and interest in and to all of the Intellectual Property set forth or required to be set forth on Schedule 3.16(a)(2), free and clear of all Liens, except for Permitted Liens, and (C) exclusively own and possess all right, title and interest in and to, free and clear of all Liens, except for Permitted Liens, or have a valid and enforceable license to use pursuant to a written license agreement set forth on Schedule 3.16(a)(3), all Intellectual Property set forth or required to be set forth on Schedule 3.16(a)(2) and all other Intellectual Property used in, or necessary for, the operation of the businesses of the Acquired Company Entities as presently conducted and as presently proposed to be conducted (the Intellectual Property described in clauses (A), (B) and (C), collectively, the “Company Intellectual Property”). Except as set forth in the License Agreements with respect to the licenses granted under “William Charles” name, immediately subsequent to the Closing, the Company Intellectual Property will be owned by or available for use by the Acquired Company Entities on terms and conditions identical to those under which the Acquired Company Entities own or use the Company Intellectual Property immediately prior to the Closing. All Intellectual Property disclosed on Schedule 3.16(a), (x) to the Knowledge of the Acquired Companies, is valid and enforceable, (y) has been duly maintained, is in full force and effect, and (z) has not expired or been cancelled or abandoned.
(b)No Acquired Company Entity has infringed, misappropriated, diluted or conflicted with, and the conduct of the business of the Acquired Company Entities does not infringe, misappropriate, dilute or conflict with any Intellectual Property of any Person.
(c)Except as set forth on Schedule 3.16(c), no Acquired Company Entity has received any allegations, assertions or suggestions of any charge, complaint, claim, demand or notice (including any offers to take a license) that any Acquired Company has infringed, misappropriated, diluted or acted in conflict with any of the Intellectual Property owned by any Person, or regarding validity, enforceability, ownership or use of any of the Company Intellectual Property.

(d)To the Knowledge of the Acquired Companies, no third party is infringing, misappropriating, diluting or otherwise conflicting with the Company Intellectual Property.
(e)Except as set forth on Schedule 3.16(e), to the extent any contractor or consultant of any Acquired Company Entity has developed or created any Intellectual Property for, on behalf of, or under the direction or supervision of, any Acquired Company Entity, each such contractor and consultant has executed and delivered to the Acquired Company Entities a valid and enforceable agreement sufficient to ensure that the applicable Acquired Company Entity is, through present assignment language, the exclusive owner and assignee of any Intellectual Property each such contractor and consultant develops or creates in connection with the services performed for the Acquired Company Entities.
(f)The Acquired Company Entities have taken all commercially reasonable measures and measures consistent with the Acquired Company Entities regular business practices to protect the confidentiality of its trade secrets and material confidential information. No trade secret nor material confidential information of the Acquired Company Entities has been disclosed or authorized to be disclosed to any Person other than pursuant to a written non‑disclosure agreement that adequately protects the Acquired Company Entities’ proprietary interests in and to such trade secrets and confidential information. To the Knowledge of the Acquired Companies, no Person to any non‑disclosure agreement with any Acquired Company Entity has been or is in breach or default thereof.
(g)Schedule 3.16(g)(l) sets forth a complete and correct list of the Key Information Technology material to the businesses of the Acquired Company Entities and owned or licensed by any of the Acquired Company Entities. Schedule 3.16(g)(2) sets forth a complete and correct list of the Key Information Technology material to the businesses of the Acquired Company Entities and owned or licensed by Sellers, Sellers’ Representative or any Affiliates of Sellers or Sellers’ Representative (other than the Acquired Company Entities). Schedules 3.16(g)(l) and 3.16(g)(2) collectively set forth all of the Key Information Technology material to the businesses of the Acquired Company Entities. (A) As of the date hereof, the Acquired Company Entities own, lease, license or otherwise have the legal rights to use all Key Information Technology and Key Personally Identifiable Information, and (B) except as set forth on Schedule 3.16(g)(3), as of the Closing Date, the Acquired Company Entities own, lease, license or otherwise have the legal rights to use, all Key Information Technology and Key Personally Identifiable Information, in each case with respect to the foregoing clauses (A) and (B), including having the legal rights to sufficient number of seats and scope for Software licenses. Except as set forth on Schedule 3.16(g)(4), to the Knowledge of the Acquired Companies, there have been no material failures of any Key Information Technology since January 1, 2015. The Acquired Company Entities have in place commercially reasonable security and disaster recovery processes and facilities, consistent with the standard practices in the industry in which the Acquired Company Entities operate. The Acquired Company Entities (i) have complied with, and are in compliance with, such processes in the operation of their respective businesses as presently conducted, and (ii) have used commercially reasonable efforts to protect the confidentiality, security and integrity of the Key Information Technology and Key Personally Identifiable Information and the continuity of the businesses of the Acquired Company Entities, consistent with standard practices in the industry in which the Acquired Company Entities operate.
(h)Schedule 3.16(h)(1) sets forth a complete and correct list of repositories containing Key Personally Identifiable Information material to the businesses of the Acquired Company Entities. The collection, use, import, export and disclosure by the Acquired Company Entities of Key Personally Identifiable Information complies in all material respects with any applicable Law and standard practices in the industry in which the Acquired Company Entities operate that relate to data collection, use, privacy or protection. There is no and has not been any Action or investigation, or to the Knowledge of the Acquired Companies, threatened against any Acquired Company Entity relating to, and no Acquired Company Entity has received any notice or claim alleging, any violation of any such Law or practices by any Acquired Company Entity. Except as set forth on Schedule 3.16(h)(2), to the Knowledge of the Acquired Companies, there have not been any actual or alleged incidents of data security breaches or unauthorized access or use of any Key Information Technology or Key Personally Identifiable Information, or loss, damage or compromise of any Key Personally Identifiable Information since January 1, 2015.

Section 3.17    Contracts and Commitments. Schedule 3.17 contains a true, complete and accurate list of each of the following outstanding agreements, leases, contracts, commitments, notes, bonds, mortgage indentures, deeds of trust, licenses, instruments, plans or other arrangements to which an Acquired Company Entity is a party to or bound by, or its assets or properties bound by (in each case, whether written or oral) and under which the obligations of all parties have not been fully performed and continuing obligations of any party exist other than post-completion warranties arising under construction contracts in the Ordinary Course of Business (and other than Employee Benefit Plans and Leases):
(a)except for employees covered by collective bargaining agreements, individual independent contracting agreements for safety and scheduling consulting, temporary employment agency agreements, and sub-contracting agreements, any contract for the employment or engagement of any officer, individual employee, or other person or entity on a full‑time, part-time, consulting or other basis or agreement providing severance or other termination payments or benefits or relating to loans to officers, directors, employees or affiliates;
(b)contracts with Material Customers or Material Suppliers;
(c)other than contracts for customers in the Ordinary Course of Business, any contract for capital expenditures or the acquisition or construction of fixed assets requiring aggregate future payments in excess of $250,000;
(d)any contract relating to the acquisition or divestiture of any corporation, partnership, limited liability company or other Person or any business enterprise or division thereof (including by merger, consolidation or acquisition, in whole or in part, of equity or other ownership interests or assets);
(e)any contract for the purchase or sale of inventory, materials, supplies, merchandise, machinery, equipment, parts or other property or assets requiring aggregate future payments in excess of $250,000, excluding purchase orders and sub-contractor agreements entered into or issued in the Ordinary Course of Business;
(f)any agreement or indenture relating to the borrowing of money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), or to the mortgaging, pledging, guaranteeing or otherwise placing a Lien (other than Permitted Liens) on any asset or group of assets of such Acquired Company Entity;
(g)any partnership, joint venture, joint development, joint design, collaboration, joint marketing, equityholders’ or other similar contract with any Person which involves the sharing of profits or losses, or relates to the ownership of, or investment in, any Person;
(h)any obligation, or guarantee for borrowed money;
(i)any material agreement with respect to the lending or investing of funds;
(j)any lease or agreement under which it is lessee of or holds or operates any personal property owned by any other Person, except for any lease of personal property under which the aggregate future rental payments do not exceed $250,000;
(k)any lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it which the aggregate future rental payments do not exceed $250,000;
(l)any agreement relating to the licensing, or grant of any rights under, of Intellectual Property by such Acquired Company Entity to any Person or by any Person to such Acquired Company Entity (except for licenses of non-exclusive commercially available mass marketed Software applications), and all other agreements affecting such Acquired Company Entity’s ability to use or disclose any Intellectual Property;
(m)any contract or group of related contracts (excluding purchase orders entered into in the Ordinary Course of Business) for the purchase or sale of products or services under which the undelivered balance of such products and services has a selling price in excess of $1,000,000 per annum or any other contract or group of related contracts (excluding purchase orders entered into in the Ordinary Course of Business) involving the aggregate payment or potential payment by or to the Acquired Company Entities of more than $1,000,000 per annum;
(n)any contract with any Person containing any provision or covenant prohibiting or limiting the ability of any Acquired Company Entity to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with any Acquired Company Entity or prohibiting or limiting solicitation or hiring of any Person;
(o)any profit sharing, stock option, stock purchase, phantom equity, stock appreciation, deferred compensation, severance or other similar plan or arrangement for the benefit of its current or former directors, managers, shareholders, members, officers, employees or individual consultants;
(p)any contract relating to the purchase, sale or disposal of any equity interest or other securities of the Acquired Company Entities other than the Reorganization;
(q)any contract with any Governmental Authority providing for aggregate future payments in excess of $1,000,000.00 per annum;
(r)any material contract (i) imposing “most favored nation” pricing terms or (ii) granting any exclusive rights, right of first refusal, rights of first negotiation or similar rights to any Person;
(s)any collective bargaining agreement or other material contract to or with any labor union, works council, or other labor organization or representative which engages in collective bargaining on behalf of employees (collectively, “Labor Organizations”); or
(t)any settlement, conciliation or similar agreement except for any such agreement under which the only remaining obligation of any party is to keep the existence or terms of the agreement confidential.
Each agreement, lease, contract, commitment, note, bond, mortgage indenture, deed of trust, license, instrument, plan or other arrangement set forth or required to be set forth on Schedule 3.17 (each, together with each Lease and each insurance policy set forth on Schedule 3.18, a “Material Contract”) is in full force and effect and is a legal, valid and binding obligation of the Acquired Company Entities (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar Laws affecting creditors’ rights generally and by general equitable principles). Except as set forth on Schedule 3.17, the applicable Acquired Company Entity has performed all material obligations required to be performed by it prior to the date hereof under the Material Contracts and is not, and to the Acquired Companies’ Knowledge no other Party is, in default under or in material breach of or in receipt of any claim of default or breach under any Material Contract; and, to the Acquired Companies’ Knowledge, no event has occurred which with the passage of time or the giving of notice or both would reasonably expected to result in a default, breach or event of noncompliance under any such Material Contract. The Acquired Companies have made available to Purchaser a correct and materially complete copy of, or, if oral, a reasonably complete and accurate written description of the material terms of, each Material Contract, together with all material amendments, material waivers or other material changes thereto.

Section 3.18    Insurance. Schedule 3.18 lists and briefly describes each material insurance policy maintained by the Acquired Company Entities with respect to the properties, assets, businesses, operations and employees of the Acquired Company Entities, including policy number, amount of annual premium, coverage, limits of coverage, retention or deductible amounts, date of expiration, and amount insured, copies of which have previously been made available to Purchaser. All of such insurance policies are valid and binding and in full force and effect. Except as set forth on Schedule 3.18, no Acquired Company is in default with respect to its obligations under any of such insurance policies which gives the insurer the right to terminate such policy or has received any notification of cancellation of any of such insurance policies. Except for retrospective premium adjustments provided for in the policies, there is no claim outstanding under any of such insurance policies which could be expected to cause a material increase in the rates of such insurance policies. The insurance policies listed in Schedule 3.18 are in amounts and provide coverages as required by applicable Governmental Authority, Law and any contract to which any Acquired Company Entity is a party or by which any of its assets or properties is bound. None of the Acquired Company Entities has received notice that any insurer under any policy referred to in this Section 3.18 is denying liability with respect to a material claim thereunder or defending under a reservation of rights clause.

Section 3.19    Employees.
(a)Schedule 3.19(a) contains a list of the name of each employee and officer of each Acquired Company Entity, together with such person’s position or function, exempt or non-exempt classification under applicable wage and hour laws, employing entity, annual base salary or wages and any incentive, severance or bonus arrangement with respect to such person. All employees of Seller and its Affiliates who primarily provide services to an Acquired Company Entity are employed by an Acquired Company Entity, with the exception of the employee of RBT Management Co. who will become an employee of an Acquired Company Entity upon Closing.
(b)No executive, key employee, or group of employees of any Acquired Company Entity (i) has notified such Acquired Company Entity of such person’s or group’s intent to terminate employment with such Acquired Company Entity or (ii) is a party to or bound by any confidentiality, non-competition, proprietary rights or other agreement that would materially restrict the performance of such employee’s employment duties or the ability of an Acquired Company Entity to conduct its business. Except as set forth on Schedule 3.19(b), there are no pending or, to the Knowledge of the Acquired Companies, threatened disputes, disagreements or Actions between any Acquired Company Entity, on the one hand, and any current or former employee, consultant, individual independent contractor or other individual service provider of any Acquired Company Entity or any Labor Organization, on the other hand, and no such disputes, disagreements or controversies have occurred since January 1, 2015. Except as set forth on Schedule 3.19(b), (i) no employees of any Acquired Company Entity are represented by a Labor Organization, and (ii) none of the Acquired Company Entities is a party to or bound by any collective bargaining agreement, other contract, or collective bargaining relationship with any Labor Organization. Except as set forth on Schedule 3.19(b), to the Knowledge of the Acquired Companies, no union organizing or decertification activities are underway or threatened, and no such activities have occurred since January 1, 2015. Except as set forth on Schedule 3.19(b), there is not pending or, to the Knowledge of the Acquired Companies, threatened any work stoppage, strike, lockout, hand billing, picketing, boycott, slowdown, labor arbitration, material grievance, material unfair labor practice charge, or other material labor dispute. Except as listed on Schedule 3.19(b), no strike, lockout, primary or recognitional picketing, labor arbitration, material grievance, or unfair labor practice charge involving any of the Acquired Company Entities has occurred or been filed since January 1, 2015. To the Knowledge of the Acquired Companies, no Acquired Company Entity has committed a material unfair labor practice since January 1, 2015. With respect to the Transactions, each Acquired Company Entity has satisfied all notice, bargaining, consultation, consent and similar obligations owed to its employees and their representatives under applicable Law or collective bargaining or other labor agreement as of the Closing Date. Except as set forth on Schedule 3.19(b), since January 1, 2015, no labor union, works council, or other labor organization has alleged that any Acquired Company Entity has violated or otherwise breached any collective bargaining agreement or other labor agreement.
(c)Except as set forth on Schedule 3.19(c), since January 1, 2015, the Acquired Company Entities have complied, and are in compliance, in all material respects with (i) all collective bargaining agreements and other agreements with any labor union, works council, and other labor organization and (ii) all Laws relating to the employment and labor, including those relating to wages, hours, equal opportunity, collective bargaining, labor relations, immigration, classification of workers and employees, worker safety, workers compensation, plant closings and mass layoffs, and the payment of social security and other Taxes. Since January 1, 2015, the Acquired Company Entities have not implemented any plant closing or layoff of employees that could implicate the WARN Act, and no such action will be implemented without advance notification to and consent from Purchaser. Except as would not result in material liability to any Acquired Company Entity: (i) each Acquired Company Entity has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation which have come due and payable to its current and former employees and individual independent contractors under applicable Law, contract, or Acquired Company Entity policy; and (ii) each individual who has provided services to an Acquired Company Entity and was classified and treated by an Acquired Company Entity as an individual independent contractor, consultant, or other service provider is and was properly classified for all applicable purposes.
Schedule 3.19(d) (which Schedule may be updated as of the Closing Date) lists, by name, job title, date and work location, each non-union employee of the Acquired Company Entities whose employment was terminated by the Acquired Company Entities within the ninety (90) day period immediately preceding the Closing Date.

Section 3.20    Employee Benefits.
(a)Schedule 3.20(a)(i) contains an accurate and complete list of each Employee Benefit Plan. With respect to each Employee Benefit Plan that is not a Multiemployer Plan, the Acquired Companies have provided Purchaser with true and complete copies of, where applicable, (1) the plan and trust documents and all amendments thereto (including written summaries of all Employee Benefit Plans that are not in writing) and all participation agreements or other documentation setting forth each Acquired Company Entity’s obligations to or with respect to each Employee Benefit Plan, (2) the most recent summary plan description and any subsequent summaries of material modifications or other material employee communications related to such Employee Benefit Plan, (3) the most recent favorable determination, advisory or opinion letter issued by the IRS, (4) copies of the most recent IRS Form 5500 annual report for the last three (3) years along with accompanying schedules and attachments as filed and the most recent actuarial report, (5) any notices to or from the IRS, any office or representative of the U.S. Department of Labor, or any Governmental Authority relating to any compliance issues, liability assessments, audits or investigations, and (6) any required non-discrimination testing results for the most recently completed plan year. With respect to each Multiemployer Plan, the Acquired Companies have provided Purchaser with true and complete copies of, where applicable, the most recent withdrawal liability estimate received from such Multiemployer Plan and any notices received from multiemployer plan trustees relating to any compliance issues, liability assessments, audits or investigations.
(b)Except as disclosed on Schedule 3.20(b), no Employee Benefit Plan is, and no Acquired Company Entity or any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any current or contingent obligation or liability under or with respect to: (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) any multiemployer plan (as defined in Section 3(37) of ERISA (each a “Multiemployer Plan”), (iii) any plan, program, agreement or arrangement that provides for post‑retirement or post-termination medical, life insurance or other similar benefits (other than health continuation coverage required by COBRA for which the covered individual pays the full cost of coverage), (iv) any “multiple employer plan” (as described in Section 413(c) of Code or Section 210 of ERISA) or (v) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(c)Schedule 3.20(c)(i) identifies each Multiemployer Plan that is subject to Title IV of ERISA or Section 412 of the Code. With respect to each such Multiemployer Plan that is subject to Title IV of ERISA or Section 412 of the Code: (i) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal) has been incurred by any Acquired Company Entity; (ii) no Acquired Company Entity has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination); (iii) all contributions (including installments)

required to be made by an Acquired Company Entity have been timely made; (iv) except as described on Schedule 3.20(c)(iv), none of the Acquired Company Entities has received notice that such Multiemployer Plan has been terminated or has been in or is expected to become insolvent (within the meaning of Section 4245 of ERISA) or is in “endangered,” “critical,” or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result directly or indirectly in any increase in contributions or other liability to any Acquired Company Entity; and (v) except as described on Schedule 3.20(c)(v), all of the employees with respect to whom contributions have been made or are made or required to be made by any of the Acquired Company Entities are or have been performing work in the building and construction industry as determined under and for purposes of Title IV of ERISA and each such Multiemployer Plan to which such contributions have been or are made or required to be made is a plan that primarily covers employees in the building and construction industry for such purposes. No Acquired Company Entity is subject to any agreement or liability related to Section 4204 of ERISA.
(d)The Acquired Company Entities and the ERISA Affiliates have complied and are in compliance with the requirements of (i) COBRA and (ii) the Patient Protection and Affordable Care Act as amended or supplemented and the regulations thereunder (the “Affordable Care Act”) and no event has occurred, and no condition or circumstance exists, that would subject any of the Acquired Company Entities to any liability, penalties, or Taxes (whether or not assessed) under COBRA, Sections 4980D or 4980H of the Code or any other provision of the Affordable Care Act.
(e)Except as set forth on Schedule 3.20(e)(i), all payments, premiums, contributions, distributions, reimbursements and accruals with respect to each Employee Benefit Plan for all periods ending prior to or as of the Closing Date shall have been timely made or properly accrued on the Latest Balance Sheet. Except as set forth on Schedule 3.20(e)(ii), there is no unfunded liability of any Acquired Company Entities related to any Employee Benefit Plan which is not reflected on the Latest Balance Sheet.
(f)Each Employee Benefit Plan, and with respect to Employee Benefit Plans that are Multiemployer Plans to the Knowledge of the Acquired Companies, (and each related trust, insurance contract or fund) has been established, maintained, funded and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code. With respect to each Employee Benefit Plan and for each Employee Benefit Plan that is a Multiemployer Plan, to the Knowledge of the Acquired Companies, there have been no (i) non-exempt Prohibited Transactions or (ii) breaches of fiduciary duty (as determined under ERISA) or any other failure to act or comply in connection with the administration or investment of the assets of such Employee benefit Plan. No Action with respect to any Employee Benefit Plan (and with respect to Multiemployer Plans, only to the Knowledge of the Acquired Companies) (other than routine claims for benefits, Qualified Domestic Relations Orders, and plan participant loans) is pending or, to the Knowledge of the Acquired Companies, threatened, and there are no facts or circumstances that would give rise to or could reasonably be expected to give rise to any such Action.
(g)Except for Multiemployer Plans, each Employee Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code, is so qualified, has timely received a favorable determination, advisory or opinion letter from the IRS, and nothing has occurred that would adversely affect the qualification of such Employee Benefit Plan.
(h)The Acquired Company Entities have, for purposes of each Employee Benefit Plan, correctly classified those individuals performing services for the Acquired Company Entities as common law employees, leased employees, individual independent contractors or agents of the Acquired Company Entities. No Acquired Company Entity has any current or contingent obligations or liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
Except as set forth on Schedule 3.20(i), the Transactions (either alone or in conjunction with any other event, whether contingent or otherwise) will not cause the acceleration of vesting in, payment of, the forfeiture of, or of funding of any compensation or benefits under any Employee Benefit Plan or otherwise and will not otherwise accelerate or increase any current or potential liability or obligation with respect to compensation or benefits under any Employee Benefit Plan or otherwise.

Section 3.21    Environmental Laws. Except as otherwise described on Schedule 3.21, since January 1, 2008 (a) each of the Acquired Company Entities has been in material compliance with, and is currently in compliance with, all Environmental Laws and (b) each of the Acquired Company Entities has obtained, maintained, been in material compliance with, and is in compliance with, all Permits required pursuant to Environmental Laws. Except as otherwise described on Schedule 3.21, since January 1, 2008 (or earlier if unresolved) none of the Acquired Company Entities has received any written or oral notice, report or other information regarding any actual or alleged material violation of Environmental Laws or any material liabilities arising under Environmental Laws. Except as otherwise described on Schedule 3.21, none of the Acquired Company Entities is subject to any pending, or, to the Knowledge of the Acquired Company Entities, threatened Action relating to or arising under any Environmental Laws. Except as otherwise described on Schedule 3.21, none of the Acquired Company Entities or any of their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Material, in each case as has given or as would give rise to any material liabilities pursuant to any Environmental Laws. None of the Acquired Company Entities or any of their respective predecessors or Affiliates has designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing Hazardous Materials (including asbestos), in each case as has given or as would give rise to any material liabilities pursuant to any Environmental Laws. Except as otherwise described on Schedule 3.21, none of the Acquired Company Entities has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person relating to Environmental Laws or Hazardous Materials. Sellers and the Acquired Company Entities have furnished to Purchaser all environmental audits, reports and other material environmental, health or safety documents relating to the Acquired Company Entities and their respective predecessors and Affiliates, or relating to their past or current properties, facilities, or operations, in each case that are in their custody or under their reasonable control.

Section 3.22    Customers and Suppliers. Schedule 3.22 contains a true, correct and complete list of the top ten (10) customers (on the basis of revenue generated) (“Material Customers”) and the top ten (10) vendors and suppliers (on the basis of expenditures) (“Material Suppliers”) of the Acquired Company Entities, in each case as of the twelve (12)-month period ended December 31, 2017 and the eight (8)-month period ended August 31, 2018, and discloses for each such Material Customer and Material Supplier the revenue generated or the expenditures, as applicable, with respect thereto for the period then ended. Except in the Ordinary Course of Business, since December 31, 2017, no Material Customer or Material Supplier has terminated or materially reduced, restricted, suspended or modified, or given notice of an intent to terminate or materially reduce, restrict, suspend or modify, its business with the Acquired Company Entities, and, to the Acquired Companies’ Knowledge, except as related to the announcement of the Transaction, no such termination, reduction, restriction, suspension or modification is intended. Except as set forth on Schedule 3.22, there are no outstanding or, to the Acquired Companies’ Knowledge, threatened disputes with any such customer, vendor or supplier. To the Acquired Companies’ Knowledge, no customer, supplier or vendor disclosed on Schedule 3.22 is threatened with bankruptcy or insolvency.

Section 3.23    Affiliate Transactions. Except as set forth on Schedule 3.23, (i) there are no material agreements, understandings, arrangements, liabilities or obligations (in each case whether written or oral) between any Acquired Company Entity, on the one hand, and any Related Party, on the other hand (other than for accrued but unpaid salary and vacation, and benefits and expense reimbursements in the Ordinary Course of Business), (ii) no Acquired Company Entity provides or causes to be provided any material assets, services or facilities to any Related Party, (iii) no Related Party provides or causes to be provided any material assets, services or facilities to any of the Acquired Company Entities, (iv) no Acquired Company Entity owns, directly or indirectly, any material interests or investment assets of any Related Party, and (v) no

Related Party has any interest in any of the tangible or intangible assets and properties used for or related to the business or operations of the Acquired Company Entities (other than the ownership by a Seller of the Equity Interests).

Section 3.24    Indebtedness. Schedule 3.24 of the Disclosure Schedules correctly sets forth a complete list of all of the Indebtedness for each of the Acquired Company Entities, including for each item of Indebtedness, the debtor, the principal amount of such Indebtedness as of the date of this Agreement and the creditor.

Section 3.25    Government Contracts. Except as set forth on Schedule 3.25, since January 1, 2015, none of the Acquired Company Entities has (a) materially breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Authority; (c) been audited or, to the Acquired Companies Knowledge, investigated by any Governmental Authority with respect to any Government Contract other than audits conducted in the Ordinary Course of Business by the applicable Governmental Authority at the conclusion of a Government Contract in connection with final payment thereunder; (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Acquired Company Entities have established and maintain adequate internal controls for compliance with its Government Contracts. All pricing discounts, if any, have been properly reported to and credited to the customer and all invoices and claims for payment, reimbursement or adjustment submitted by the Acquired Company Entities were current, accurate and complete in all material respects as of their respective submission dates.

Section 3.26    Warranty and Liability. Except as set forth on Schedule 3.26 of the Disclosure Schedules:
(a)(i) each service rendered by the Acquired Company Entities with respect to their business has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and the Acquired Company Entities do not have any material liabilities or obligations for replacement or repair thereof or other material damages in connection therewith, subject only to any reserve for service warranty claims accrued on the Latest Balance Sheet; and (ii) no service rendered by the Acquired Company Entities with respect to their business since January 1, 2015 is subject to any guaranty, warranty or other indemnity beyond the applicable contractual terms and conditions with respect thereto.
(b)there are no existing material liabilities, claims or obligations arising from or, to the Knowledge of the Acquired Companies, alleged to arise from any actual or alleged injury to Persons, damage to property or other loss as a result of any service rendered by the Acquired Company Entities since January 1, 2015, and the Acquired Company Entities have complied in all material respects with all applicable contractual, express and implied warranties.

Section 3.27    Gross Profit and Gross Margin. Except for customers or independent projects estimated to be less than $250,000 in revenue for 2018, the Acquired Companies’ estimates as of August 31, 2018 of the aggregate gross profit and gross margin for work-in-progress under contracts with customers of the Acquired Companies (including any contracts for which work has yet to commence), are set forth on Schedule 3.27 on a project-by-project basis. Such estimates are in all material respects consistent with the actual gross profit and actual gross margin, for work in progress under contracts with such customers of the Acquired Company Entities (including any contracts for which work has yet to commence) on a project-by-project basis, based on information available to the Acquired Company Entities, as of the date hereof, and have been prepared in good faith and in a manner such that, absent any force majeure event beyond the Acquired Companies’ reasonable control, the aggregate gross profit and gross margin, respectively, achieved by the Acquired Companies for each such contract upon completion will not materially adversely change therefrom.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.01    Equity Interests. Such Seller beneficially owns all of the Equity Interests opposite such Seller’s name on Exhibit A. Except for restrictions on transfer provided for in the operating agreements of such Acquired Entity Companies which are limited liability companies, each of which shall be waived by such applicable Sellers in writing at the Closing, all such Equity Interests are, and when transferred to Purchaser pursuant to the Equity Purchase pursuant to this Agreement will be, free and clear of all Liens and restrictions on the voting or transfer thereof. Such Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any such Equity Interests or other securities of the Company (other than this Agreement). Such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any such Equity Interests.

Section 4.02    Authorization of Transactions by Sellers. Such Seller has full right, power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The governing body of each such Seller marked with an asterisk on Exhibit A has unanimously (a) determined that the Transactions are in the best interests of such Seller and its respective equityholders and (b) authorized and approved the Transaction Documents to which such Seller is a party, the execution and delivery by such Seller of such Transaction Documents, and the performance by such Seller of its obligations thereunder. The Transaction Documents to which such Seller is or will be a party have been or will be duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties thereto, constitute or will constitute the legal, valid and binding obligations of such Seller enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar Laws affecting creditors’ rights generally and by general equitable principles).

Section 4.03    Noncontravention. Except as set forth on Schedule 4.03, neither the execution and delivery by such Seller of the Transaction Documents, nor the consummation of the Transactions, (a) violates or conflict with any provisions of the governing documents of such Seller, (b) except for the applicable requirements of the HSR Act, violates or conflicts with any Law or order to which such Seller is subject or by which such Seller or any of its assets or properties is bound, or (c) violates, conflicts with or results in a breach of any provision of, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, results in acceleration of, creates in any Person the right to accelerate, terminate, modify or cancel, requires any consent or notice under, or results in the imposition or creation of a Lien other than a Permitted Lien upon any assets of such Seller under, any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which such Seller is a party, or by which such Seller or any of its respective assets or properties is bound. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be obtained or made by or on behalf of such Seller in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions, except for any filings required to be made under the HSR Act or for such filings as may be required by an applicable federal or state securities or “blue sky” laws, or where failure to obtain such consent, approval, license, permit, order or authorization of, or registration, declaration, or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.04    Litigation. There is no Action pending or, to such Seller’s knowledge, proposed or threatened that involves such Seller or the Equity Interests, nor any outstanding judgments, orders or decrees of any court or other Governmental Authority, which, in any case, would adversely affect such Seller’s performance under this Agreement or the consummation of the Transactions.

Section 4.05    Brokers’ Fees. Purchaser and the Acquired Company Entities shall have no liability or obligation (whether matured or unmatured) to pay any fees, commissions or other compensation to any broker, finder, investment banker, financial advisor, agent or other similar Person with respect to the Transactions on the basis of any act or statement made or alleged to have been made by or on behalf of such Seller, the Acquired Company Entities or any of their Affiliates, or any director, officer, manager, member, investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any of them.

Section 4.06    Investment Purpose. The Non-Cash Seller is entering into the Transactions for the purpose of investment and not with a view to, or for resale in connection with, the distribution of the Parent Common Stock in violation of applicable federal, state or provincial securities Laws. The Non-Cash Seller acknowledges that the issuance of the Parent Common Stock contemplated by this Agreement has not been registered under the Securities Act or any state securities Laws, and that the Parent Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Non-Cash Seller represents that he, she or it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers, as of the date of this Agreement and as of the Closing Date, as follows:

Section 5.01    Organization of Purchaser. Purchaser is a limited liability company duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is duly qualified, licensed or admitted to do business as a foreign entity and is in good standing in every jurisdiction in which the operation of its business or the ownership of its assets requires it to be so qualified, licensed, admitted or in good standing. Purchaser has all licenses, permits and authorizations necessary, to own, lease and operate its properties, and to carry on its businesses as now conducted.

Section 5.02    Authorization of Transactions by Purchaser. Purchaser has full right, power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The managing member of Purchaser has unanimously (a) determined that the Transactions are in the best interests of Purchaser and its member and (b) authorized and approved the Transaction Documents to which Purchaser is a party, the execution and delivery by Purchaser of such Transaction Documents, and the performance by Purchaser of its obligations thereunder. The Transaction Documents to which Purchaser is a party have been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the other parties thereto, constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms and conditions (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar Laws affecting creditors’ rights generally and by general equitable principles).

Section 5.03    Noncontravention. Neither the execution and delivery by Purchaser of the Transaction Documents, nor the consummation of the Transactions, (a) violates or conflicts with any provisions of the governing documents of Purchaser, (b) except for the applicable requirements of the HSR Act, violates or conflicts with any Law or order to which Purchaser is subject or by which Purchaser or any of its assets or properties is bound, or (c) violates, conflicts with or results in a breach of any provision of, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, results in acceleration of, creates in any Person the right to accelerate, terminate, modify or cancel, requires any consent or notice under, or results in the imposition or creation of a Lien upon any equity interests or assets of Purchaser under, any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which Purchaser is a party, or by which Purchaser or any of its assets or properties is bound, except in the case of clauses (b) and (c) as could not reasonably be expected to have a material adverse effect on the business or financial condition of Purchaser. Except for (i) the applicable requirements of the HSR Act and (ii) any registration, filing or notification required pursuant to federal or state securities or blue sky laws, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Authority or other Person is required to be obtained or made by or on behalf of Purchaser in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions.

Section 5.04    Litigation. There is no Action pending or, to Purchaser’s knowledge, proposed or threatened in writing that involves Purchaser, nor any outstanding judgments, orders or decrees of any court or other Governmental Authority, which, in any case, would adversely affect Purchaser’s performance under this Agreement or the consummation of the Transactions.

Section 5.05    Brokers’ Fees. Purchaser shall have no liability or obligation (whether matured or unmatured) to pay any fees, commissions or other compensation to any broker, finder, investment banker, financial advisor, agent or other similar Person with respect to the Transactions on the basis of any act or statement made or alleged to have been made by or on behalf of Purchaser or any of its Affiliates, or any director, officer, manager, member, investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of any of them.

Section 5.06    Financing. Assuming the fulfillment, at or prior to Closing, of each of the conditions set forth in Section 7.03, any of which may be waived in writing by Purchaser in its sole discretion, Purchaser will have as of the Closing Date, sufficient readily available funds with which to pay the Closing Equity Value and consummate the Transactions. The ability of Purchaser to consummate the Transactions is not subject to any condition or contingency with respect to financing. Purchaser has entered into a credit agreement, dated as of September 25, 2018 (the “Credit Agreement”), pursuant to which the Debt Financing Sources identified therein have committed, on the terms and subject to the conditions set forth therein, to provide to Purchaser the Debt Financing in cash in the aggregate principal amount set forth in the Credit Agreement. The Credit Agreement is valid and binding and in full force and effect, enforceable against Purchaser and, to Purchaser’s knowledge, against each other party thereto, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws affecting the rights of creditors generally and (b) principles of equity, whether considered at law or in equity.

Section 5.07    Absence of Certain Changes or Events. Since January 1, 2017, there has not occurred any change, effect, or circumstance that have had a material adverse effect on Purchaser’s properties, business, results of operations or condition that would reasonably be likely to result in the material impairment of, or delay in, Purchaser’s ability to effect the Closing or to perform its obligations under this Agreement.

Section 5.08    Solvency; No Fraudulent Conveyance. Immediately following the Closing, and assuming the accuracy of the representations and warranties set forth in Article III of this Agreement and that the Acquired Company Entities satisfy the following statement immediately prior to the Closing, Purchaser and the Acquired Company Entities will be solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance Laws.

Section 5.09    Validity of Shares; Listing. When issued and delivered in accordance with this Agreement, the Parent Common Stock shall: (i) be duly and validly authorized, issued and outstanding; (ii) be fully paid and non assessable; (iii) be free and clear of any Liens, including, claims or rights under any voting trust agreements, shareholder agreements or other agreements; (iv) be listed on Nasdaq; and (v) not have been issued in violation of the preemptive or other similar rights of any Person.

ARTICLE VI
COVENANTS AND ADDITIONAL AGREEMENTS

Section 6.01    Conduct of Business Prior to the Closing. Except as otherwise contemplated by this Agreement, as necessary to effect the Reorganization or as set forth on Schedule 6.01 of the Disclosure Schedules, between the date of this Agreement and the earlier of the termination of the Agreement pursuant to Article IX and the Closing Date, unless Purchaser shall otherwise provide its prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the business of the Acquired Company Entities shall be conducted only in the Ordinary Course of Business in all material respects, and the Acquired Company Entities shall use their commercially reasonable efforts to (i) preserve substantially intact in all material respects their business organization, goodwill and current relationships with significant customers and significant suppliers with whom they do business, (ii) retain any cash and cash equivalents generated by the Acquired Company Entities other than cash used to (w) pay current obligations of the Acquired Company Entities based on documented payment terms, in each case in the Ordinary Course of Business to Persons other than Affiliates of the Acquired Company Entities, (x) repay Indebtedness, and (y) make payments in respect of compensation or benefits obligations permitted pursuant to this Section 6.01, and (iii) will not take any of the actions or allow to occur any of the circumstances set forth in Section 3.10. Except as necessary to effect the Reorganization, as set forth in Schedule 6.01 or pursuant to the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), without limitation on the preceding sentence, during the Lockbox Period, the Acquired Companies will not, and will not permit any of their respective Subsidiaries to:
(a)make or declare any dividend or distribution (whether in cash or in kind), or any payments in lieu of any dividend or distribution declared, paid or made;
(b)make any redemption, repurchase, repayment or return of shares, loans, debt or debt-like securities or other securities, or return of capital (whether by reduction of capital or otherwise and whether in cash or in kind);
(c)pay any Company Transaction Expenses;
(d)except for guarantees and warranties in the Ordinary Course of Business, incur or suffer to exist any Indebtedness other than accruals thereof in the Ordinary Course of Business, or subject any portion of its properties or assets to any Lien, except for Permitted Liens and draws on the Acquired Companies’ existing lines of credit to fund ordinary course operations;
(e)make any payment to, or enter into any transaction with any Affiliate of the Acquired Companies (other than any transactions between an Acquired Company or any of its wholly owned Subsidiaries, on the one hand, and any Acquired Company’s wholly owned Subsidiaries, on the other hand);
(f)agree, conditionally or otherwise, to do any of the foregoing; or

(g)incur any fees, costs, Taxes or expenses as a result of, or in connection with, any of the foregoing.
Each Seller agrees to promptly notify Purchaser in writing of the taking of any of the actions or the occurrence of any of the events set forth in clauses (a)-(g) of this Section 6.01 during the Lockbox Period (each of the foregoing items, a “Leakage Event”), including the Leakage Impact resulting from any such Leakage Event, immediately upon becoming aware of any such Leakage Event and to include the Leakage Impact resulting from such Leakage Event in the calculation of Closing Equity Value. Regarding clause (e) above, the Parties recognize that there are loans among certain Acquired Company Entities (on the one hand) and Affiliates of the Acquired Company Entities (“the Acquired Company Affiliates”) (on the other hand) as of the date of this Agreement and there will most likely be additional loans between the date of this Agreement and the Closing Date (collectively the “Intercompany Loans”). The Parties agree that prior to Closing the net amount of (a) the Intercompany Loans owed by Acquired Company Affiliates to the Acquired Company Entities minus (b) the Intercompany Loans owed by the Acquired Company Entities to the Acquired Company Affiliates shall be a Leakage Event referred to in clause (e) above.

Section 6.02    Covenants Regarding Information. From the date hereof until the Closing Date, upon reasonable notice and subject to the approval of the President or Chief Financial Officer of William Charles Construction Company, LLC (“WCC”), the Acquired Company Entities shall afford Purchaser and its authorized agents, financing sources, officers and representatives reasonable access to the representatives, properties, offices, plants and other facilities, contracts, documents, insurance policies, books and records of the Acquired Company Entities, and shall furnish Purchaser with such financial, operating and other data and information as Purchaser may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Purchaser’s risk and expense, during normal business hours, with reasonable advance notice to and under the supervision and coordination of the President or Chief Financial Officer of WCC and in such a manner as not unreasonably to interfere with the normal operations of the Acquired Company Entities and in no event shall access or furnishing information and data involve the performance of subsurface or other intrusive testing; provided, further, that, except as expressly contemplated by this Agreement, neither Purchaser nor any of its Affiliates, nor any of their respective employees, counsel, accountants, consultants, financing sources and their respective representatives, shall contact any Governmental Authority, employee, supplier, distributor or customer of the Acquired Company Entities for the purpose of discussing the Acquired Company Entities or any aspect of their respective businesses or Sellers, this Agreement or the Transactions without the prior written consent of Sellers’ Representative (not to be unreasonably withheld or delayed); provided, however, nothing herein shall limit Purchaser’s disclosure obligations under Section 4 of the Confidentiality Agreement. Notwithstanding the foregoing or anything contained herein to the contrary, Purchaser and its authorized agents, officers and representatives shall not be permitted or entitled to examine any materials relating to the Acquired Company Entities without the Sellers’ Representatives’ prior written consent, when in the good faith judgment of the Sellers’ Representative, (a) such materials may be protected by the attorney-client privilege, (b) such examination could contravene any Law, fiduciary duty or binding agreement entered into prior to the date hereof, or (c) such examination could jeopardize the Acquired Company Entities relationships with their respective regulators, customers, suppliers and other applicable third parties; provided, however, that (i) Sellers’ Representative shall inform Purchaser if it is withholding any information pursuant to this sentence and describe the information being so withheld and (ii) if requested by Purchaser, Sellers’ Representative shall use commercially reasonable efforts to provide extracts or summaries of such protected information in clauses (a) and (b) above or otherwise provide such protected information in a manner that would not jeopardize the applicable protection. Purchaser shall indemnify and hold Sellers, the Acquired Company Entities, and Sellers’ Representative harmless from and against any and all costs and expenses (including reasonable attorneys’ fees) resulting from Purchaser’s due diligence and investigations of, and investigations relating to, matters arising under Environmental Laws. For the avoidance of doubt, the mere discovery of a pre-existing condition during Purchaser’s investigations and due diligence shall not trigger Purchaser’s indemnification obligations under this Section 6.02. All investigations and due diligence conducted by Purchaser or any of its representatives shall be conducted at Purchaser’s sole cost, risk and expense.

Section 6.03    Exclusivity. From the date of this Agreement until the earlier of the termination of this Agreement and the Closing Date, Sellers shall not (and Sellers shall cause the Acquired Company Entities and their respective officers, directors, representatives or Affiliates not to) directly or indirectly (i) solicit, initiate, or knowingly encourage the submission of any inquiry, proposal or offer from any third party relating to any direct or indirect, merger, consolidation, reorganization, acquisition of any equity interests in, or all or substantially all of the assets (other than for sales of assets in the Ordinary Course of Business) of, the Acquired Company Entities (including any acquisition structured as a merger, consolidation or exchange) (any such proposal or offer, an “Acquisition Proposal”), (ii) engage, continue or participate in any discussions or negotiations regarding, or furnish or cause to furnish any information with respect to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement with any third party relating to any Acquisition Proposal or (v) resolve to propose or agree to do any of the foregoing. Without limiting the generality of the foregoing, Sellers shall and shall cause the Acquired Company Entities to, and shall cause their respective officers, directors, representatives and Affiliates to, (A) immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Proposal, other than Purchaser under this Agreement, and (B) promptly notify Purchaser in writing of any inquiries or the making of any proposal that constitutes or could be expected to lead to an Acquisition Proposal made to Sellers or Nathan Howard, Jeff Potter, Tim Bridges, Ben Holmstrom, or John Holmstrom and provide to Purchaser a copy of such inquiry or proposal, if in writing.

Section 6.04    Notification of Certain Matters. Until the Closing, each Party shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the other party’s conditions set forth in Article VII of this Agreement becoming incapable of being satisfied; provided, however, for any Party that is a Seller or any Acquired Company, such Party shall be deemed “aware” if such facts, change, condition, circumstance or occurrence or nonoccurrence is to the Knowledge of the Acquired Companies.

Section 6.05    Transfer Taxes. All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of the Transactions (including, except as provided otherwise pursuant to Schedule B(1) with respect to the transfer of any Retained Assets, for the avoidance of doubt, the Reorganization) (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be borne by Purchaser. Sellers and Purchaser shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection herewith.

Section 6.06    Tax Matters.
(a)Tax Sharing Agreements. Any and all existing Tax sharing or similar agreements with respect to or involving any Acquired Company Entities, shall be terminated, prior to the Closing Date, and, after the Closing Date, the Acquired Company Entities shall not be bound thereby or have any liability thereunder.
(b)Cooperation on Tax Matters. Each Party shall cooperate fully, as and to the extent reasonably requested by any other Party (at the requesting Party’s expense), in connection with the preparation and filing of any Tax Return and any Action with respect to Taxes. Such cooperation shall include the retention and, upon request (at the requesting Party’s expense), the provision of records and information which are reasonably relevant to any such Tax Return or Action or any tax planning and shall also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Party further agrees, upon request, to use its best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including any Transfer Taxes). Each of Purchaser and Sellers agree (i) to retain all books and records in its possession with respect to Tax matters pertinent to the Acquired Company Entities until the expiration of the statute of limitations (and, to the extent notified by any Party, any extension thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority and (ii) to give the Acquired Companies reasonable written notice prior to destroying or discarding any such books and records, and, if any other Party so requests, Sellers shall allow the Acquired Companies to take possession of such books and records.
(c)Preparation of Pass-Through Tax Returns. Sellers’ Representative shall prepare and Purchaser shall file, or cause to be filed, all Pass-Through Tax Returns relating exclusively to a period through the Closing Date the due dates of which are after the Closing Date. Within sixty (60) days following the Closing Date, Sellers’ Representative shall prepare and deliver to Purchaser a draft of all Pass-Through Tax Returns relating exclusively to a period through the Closing Date including the calculation of the Tax Distribution Adjustment. All such Pass-Through Tax Returns shall be prepared in a manner that is consistent with the past customs, practices and accounting methods of the Acquired Company Entities, unless otherwise required by applicable Law. Within fifteen (15) days following receipt of any such income Pass-Through Tax Return and Tax Distribution Adjustment, Purchaser shall provide any written disagreements to such Pass-Through Tax Return and Tax Distribution Adjustment (the “Tax Return Objection”), which Sellers’ Representative shall consider in good faith. Sellers’ Representative and Purchaser shall have the right, until the final determination of such Pass-Through Tax Returns and Tax Distribution Adjustment, to (i) examine all accounting records, work papers and financial records needed to generate, prepare and review the Pass-Through Tax Returns and Tax Distribution Adjustment as may be reasonably requested by Sellers’ Representative or Purchaser and such other documents as Sellers’ Representative or Purchaser may reasonably request in connection with its preparation and review of the Pass-Through Tax Returns and Tax Distribution Adjustment and (ii) have access during normal business hours on advance notice to all facilities and all employees, agents and professional advisors of Sellers and the Acquired Company Entities as Sellers’ Representative or Purchaser may reasonably request in connection with its preparation and review of the Pass-Through Tax Returns and Tax Distribution Adjustment. If Sellers’ Representative does not receive from Purchaser the Tax Return Objection within such fifteen (15) day period, the Pass-Through Tax Return and Tax Distribution Adjustment shall be deemed to have been accepted by Purchaser and shall become binding upon Purchaser, Sellers, and the Acquired Company Entities. If Purchaser timely delivers a Tax Return Objection to Sellers’ Representative, Sellers’ Representative shall then have ten (10) days from the date of receipt of such Tax Return Objection (the “Review Period”) to review and respond to the Tax Return Objection in writing and Sellers’ Representative shall have the right to examine the work papers and financial records used or generated by Purchaser in connection with the preparation of the Tax Return Objection and such other documents as Sellers’ Representative may reasonably request in connection with its review of the Tax Return Objection, provided, if the Parties cannot agree or otherwise resolve any disputed items in connection with such Pass-Through Tax Return and Tax Distribution Adjustment on or before fifteen (15) Business Days after the expiration of the Review Period (the “Resolution Period”), then, within five (5) Business Days of the expiration of the Resolution Period, such disputed items shall be referred to the CPA Firm for resolution within fifteen (15) days following such referral in the form of a written determination. Such written determination shall be binding on Sellers, Purchaser and the Acquired Company Entities, and Purchaser shall, or shall cause the Acquired Company Entities to, file such income Pass-Through Tax Return in a manner consistent with such determination and shall not amend or cause such income Pass-Through Tax Return to be amended without the consent of Sellers’ Representative (which shall not be unreasonably withheld, conditioned or delayed), except as otherwise required by applicable Law. Sellers shall pay or reimburse Purchaser or the Acquired Company Entities for, as applicable, all Taxes related to a Pass-Through Tax Return imposed on the Acquired Company Entities in respect of any period through the Closing Date, and all income Taxes imposed on the Acquired Company Entities in respect of any period through the Closing Equity Value Date. Notwithstanding anything herein to the contrary, nothing shall require Purchaser or the Acquired Company Entities to wait to file a Pass-Through Tax Return until after its due date (taking into account any applicable extensions).
(d)CPA Firm. If any unresolved objections are submitted to the CPA Firm for resolution as provided above, the fees and expenses of the CPA Firm shall be allocated between Purchaser, on the one hand, and Sellers’ Representative (on behalf of Sellers), on the other hand, based upon the relationship the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if Purchaser claims that the appropriate adjustments are $1,000 greater than the amount determined by Sellers’ Representative, and if the CPA Firm ultimately resolves such claim by awarding to Purchaser $300 of the $1,000 contested, then the fees, costs and expenses of the CPA Firm will be allocated 70% to Purchaser and 30% to Sellers’ Representative.
(e)Final Tax Distribution Adjustment. Upon the final determination of the Tax Distribution Adjustment pursuant to Section 6.06(c), (i) if the final Tax Distribution Adjustment is greater than the Estimated Tax Distribution Adjustment, then an amount in cash equal to such excess shall be payable by Purchaser to Sellers’ Representative in accordance with Section 6.06(f), and (ii) if the final Tax Distribution Adjustment is less than the Estimated Tax Distribution Adjustment, then an amount in cash equal to such shortfall shall be payable by Sellers’ Representative to Purchaser in accordance with Section 6.06(f).
(f)Payment of Tax Distribution Adjustment Difference. For purposes of the payment of the items set forth in Section 6.06(e), (i) if Purchaser is required to make a payment to Sellers pursuant to Section 6.06(e), then Purchaser shall, within two (2) Business Days after the final Tax Distribution Adjustment becomes final and binding in accordance with the terms hereof, make payment to Sellers’ Representative (for distribution to Sellers) of such amount, in cash, by wire transfer of immediately available funds to an account or accounts designated by Sellers’ Representative in writing and (ii) if Sellers are required to make payment to Purchaser pursuant to Section 6.06(e), then Sellers’ Representative shall, within two (2) Business Days after the final Tax Distribution Adjustment becomes final and binding in accordance with the terms hereof, make payment to Purchaser of such amount, in cash, by wire transfer of immediately available funds to an account or accounts designated by Purchaser in writing. Any payments due under this Section 6.06(f) shall bear interest from the Closing Date to the date of actual payment at a rate equal to the “prime rate” adjusted on a daily basis as published from time to time in The Wall Street Journal. Notwithstanding any provision set forth in this Section 6.06 or elsewhere in this Agreement to the contrary, there is no general agreement among the Parties to submit disputes under this Agreement to arbitration, and the CPA Firm will act as an independent expert and not an arbitrator.
(g)Allocation of Tax Liability for Straddle Periods. In the case of any taxable period that includes (but does not end on) the Closing Equity Value Date, (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts, payments, gross or net sales, use or payroll of an Acquired Company Entity for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Equity Value Date (and, for such purpose, the taxable period of any partnership, other pass-through entity, or controlled foreign corporation in which an Acquired Company Entity holds a beneficial interest shall be deemed to terminate at such time), and the amount of other Taxes of an Acquired Company Entity for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Equity Value Date and the denominator of which is the number of days in such Straddle Period.

(h)Section 338(h)(10) Elections. At Purchaser’s option, upon written notice to Sellers’ Representative, each of the applicable Sellers will join Purchaser in making elections under Section 338(h)(10) of the Code and any similar provision under any applicable state, local or non-U.S. Law (the “Section 338(h)(10) Election”) with respect to Purchaser’s acquisition of Structors, Inc. Purchaser and Sellers shall also reasonably cooperate with each other to take all actions necessary and appropriate, including filing such additional forms, returns, elections, schedules and other documents as may be required, such as IRS Form 8023, (collectively, the “Section 338 Forms”), to effect and preserve the Section 338(h)(10) Election in accordance with the provisions of Section 338(h)(10) of the Code and the Treasury Regulations thereunder (and any similar provision under any applicable state, local or non-U.S. Law) or any successor provisions, and the Parties shall prepare all Tax books, records and filings in a manner consistent with such treatment and shall not take any position inconsistent therewith. Purchaser and Sellers shall duly and timely file the Section 338 Forms as prescribed by Section 1.338(h)(10)-1 of the Treasury Regulations or the corresponding provisions of applicable state, local or non-U.S. Law.
(i)Purchase Price Allocation. Attached as Schedule 6.06(g) is an allocation of the Closing Equity Value, as adjusted (including all other amounts treated as consideration for U.S. federal income tax purposes), among (i) the assets of the Acquired Companies that are treated as either partnerships or disregarded entities for U.S. federal income tax purposes, or for which the Section 338(h)(10) Election was made pursuant to Section 6.06(h), and (ii) the stock or other equity interests of the Acquired Companies not described in clause (i) above, in each case, in accordance with Sections 338, 751 and 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision under applicable state, local or non-U.S. Law) (the “Allocation Statement”). Neither Purchaser nor any Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation Statement (including, but not limited to, filing IRS Forms 8594), except as required by applicable Law; provided, however, that neither of the Parties (nor any of their Affiliates) shall be required to litigate before any court or defend in any administrative proceeding (including any tax audit or examination) any proposed deficiency or adjustment by any taxing authority challenging any tax position in connection with such Allocation Statement.
Post-Closing Actions. Without Sellers’ Representative’s prior written consent (which shall not be unreasonably withheld, conditioned, or delayed), Purchaser will not, and shall not permit any of its Affiliates (including, after the Closing, for the avoidance of doubt, the Acquired Company Entities) to take any of the following actions with respect to Taxes or Tax Returns of the Acquired Company Entities to the extent such action may have a material impact on the amount of income Taxes imposed directly upon Sellers or their owners by operation of law: (a) amend, re-file, or supplement any previously filed Tax Return of the Acquired Company Entities, (b) change any material Tax election with respect to the Acquired Company Entities, (c) extend or waive any statute of limitations with respect to Taxes or Tax Returns of the Acquired Company Entities, (d) settle, compromise or otherwise resolve any audit, investigation, claim or other proceeding with respect to Taxes or Tax Returns of the Acquired Company Entities, (e) take any action relating to Taxes or that could create a Tax liability on the Closing Date that is outside the Ordinary Course of Business other than such actions contemplated by this Agreement, (f) initiate discussions or examinations with a Governmental Authority with respect to Taxes or make any voluntary disclosures with respect to Taxes of the Acquired Company Entities, or (g) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns of the Acquired Company Entities.

Section 6.07    Confidentiality.
(a)From and after the Closing, each Seller hereby agrees that it shall, and it shall cause each of its Affiliates, Subsidiaries and representatives to, not use or disclose and to treat and hold as confidential all confidential, non-public or proprietary information, observations, materials and data regarding the Acquired Company Entities (“Confidential Information”) and, except as otherwise expressly permitted by this Agreement, refrain from using any of the Confidential Information and, upon the request of Purchaser or the Acquired Company Entities, deliver promptly to Purchaser or the Acquired Company Entities, as applicable, or destroy all tangible embodiments (and all copies) of the Confidential Information which are in its possession or under its control; provided that, each Seller shall be (i) allowed to disclose that portion of Confidential Information as may be necessary to any of such Seller’s auditors, attorneys, financing sources, potential investors or other agents; and (ii) provided with reasonable access to books and records of the Acquired Company Entities, during normal business hours and upon reasonable notice, with respect to periods or occurrences prior to or on the Closing Date in connection with the preparation of any Tax Return or for the purpose of complying with any Tax or regulatory requirements or governmental proceeding or request, and Purchaser shall retain such books and records for a period consistent with Purchaser’s record retention policies and practices; provided, further, that the recipient is informed of the confidential nature of such information and has agreed, or is otherwise obligated to maintain the confidentiality of the disclosed material. In the event that any Seller or any of its respective Affiliates, Subsidiaries or representatives is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person shall notify Purchaser and the Acquired Company Entities promptly of the request or requirement so that Purchaser or the Acquired Company Entities may seek an appropriate protective order or waive compliance with the provisions of this Section 6.07(a). If, in the absence of a protective order or the receipt of a waiver hereunder, such Seller or any of its respective Affiliates, Subsidiaries or representatives is compelled to disclose any Confidential Information to any tribunal, it may disclose the Confidential Information to the tribunal; provided that it shall use its best efforts to obtain, at the request and expense of Purchaser or the Acquired Company Entities, as applicable, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Purchaser or the Acquired Company Entities, as applicable, shall designate. Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information shall not include (i) information which is or becomes generally available to the public other than as a result of a disclosure by any Seller or any of its respective Affiliates, Subsidiaries or representatives in violation of this Agreement or any other confidentiality obligation to which any of them is bound, (ii) was available to such Seller on a non-confidential basis prior to its disclosure to Seller by Purchaser or the Acquired Company Entities, (iii) becomes available to such Seller on a non-confidential basis from a source other than Purchaser or any Acquired Company Entities, provided that such source is not known by such Seller, after reasonable inquiry, to be bound by a confidentiality agreement with Purchaser or any Acquired Company Entities and is not known by such Seller, after reasonable inquiry, to be otherwise prohibited from transmitting such information to such Seller or any of its respective Affiliates, Subsidiaries or representatives by a contractual, legal or fiduciary obligation, or (iv) is developed by such Seller or any of its respective Affiliates, Subsidiaries or representatives without use of or reference to any Confidential Information.
(b)Each of the Parties shall hold, and shall cause its representatives to hold in confidence all documents and information furnished to it by or on behalf of any other Party in connection with the transactions contemplated hereby pursuant to the terms of the Non-Disclosure and Non-Solicitation Agreement, dated as of May 16, 2018, as amended as of June 22, 2018, by and between William Charles Construction Company, LLC and Infrastructure and Energy Alternatives, Inc. (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement and the obligations of the parties under this Section 6.07(b) shall terminate; provided that nothing in this Section 6.07(b) shall prohibit Parent from making any public announcement or SEC Filing permitted by Section 6.13. If for any reason this Agreement is terminated prior to the Closing Date, the term of the Confidentiality Agreement shall automatically be extended to end on the two (2) year anniversary of the date of such termination of this Agreement.

Section 6.08    Non-Competition. During the period from the Closing Date to and including the third (3rd) anniversary of the Closing Date (the “Restricted Period”), each of Howard and each Seller set forth on Exhibit G hereby agrees that he, she or it shall not, and shall cause his, her or its Affiliates and representatives not to, directly or indirectly through another Person, own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, investor, agent, representative or otherwise), consult with, render services for or otherwise engage in any business or entity which directly or indirectly competes with the businesses of the Acquired Company Entities as currently conducted as of the date hereof throughout North America. Nothing herein shall prohibit such Sellers or their Affiliates or representatives from (i) being a passive owner of not more than two percent (2%) of the outstanding stock of any corporation which stock is publicly traded, so long as such Seller and his, her or its Affiliates and representatives have no active participation in the business of such corporation, (ii) owning mutual fund or similar investments which stock is publicly traded and which mutual fund or similar investment invests in businesses that compete with the Acquired Companies, and (iii) owning and operating the Farm Quarry; provided however, that in accordance with the Transition Services Agreement, Purchaser or the Acquired Companies shall be offered the right to use the Farm Quarry if, at any time and from time to time, such Sellers receive and intend to accept a verifiable offer from a business that competes with the Acquired Companies to purchase, lease or use the Farm Quarry.

Section 6.09    Non-Solicitation. During the period from the Closing Date to and including the fifth (5th) anniversary of the Closing Date (the “Non-Solicitation Period”), each Seller hereby agrees that it shall not, and shall cause such Seller’s Subsidiaries and Affiliates not to, directly or indirectly through another Person, (i) induce or attempt to induce any senior management employee or consultant of any Acquired Company Entity to leave the employ or services of such Acquired Company Entity, or in any way interfere with the relationship between any Acquired Company Entity and any of its senior management employees or consultants; (ii) solicit for employment or hire or otherwise retain any senior management employee of such Acquired Company Entity (a solicitation will not be regarded as having been made in violation of this paragraph if the solicitation involved only general solicitation of employment not specifically directed toward personnel employed by Purchaser or an Acquired Company, but such Seller will nonetheless not be entitled to hire any senior management employee which responds to such general solicitation); or (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee, lessor or other business relation of any Acquired Company Entity, or any prospective customer, supplier, licensee, licensor, franchisee, lessor or other business relation with which any Acquired Company Entity has entertained discussions regarding a prospective business relationship, to cease or refrain from doing business with such Acquired Company Entity, or in any way interfere with the relationship (or prospective relationship) between any such customer, supplier, licensee, licensor, franchisee or other business relation and such Acquired Company Entity, including making any negative or disparaging statements or communications about any Acquired Company Entity, Purchaser or their Affiliates. During the Non-Solicitation Period, Purchaser hereby agrees that it shall not, and shall cause such Purchaser’s Subsidiaries, Affiliates, and the Acquired Company Entities not to (i) induce or attempt to induce any senior management employee or consultant of any Seller to leave the employ or services of such Seller, or in any way interfere with the relationship between any Seller and any of its senior management employees or consultants; or (ii) solicit for employment or hire or otherwise retain any senior management employee of any Seller (a solicitation will not be regarded as having been made in violation of this paragraph if the solicitation involved only general solicitation of employment not specifically directed toward personnel employed by a Seller, but Purchaser will nonetheless not be entitled to hire any senior management employee which responds to such general solicitation).

Section 6.10    Additional Acknowledgements. Each Seller hereby acknowledges and agrees as follows:
(a)Such Seller owns a direct or indirect interest in the Acquired Company Entities, and accordingly, has acquired confidential and proprietary information relating to the business and operations of the Acquired Company Entities (including without limitation Confidential Information).
(b)At the Closing, such Seller shall directly or indirectly receive valuable consideration for all of such Seller’s ownership interest in the Acquired Company Entities, and therefore has a material economic interest in the consummation of the Transactions.

(c)Each Seller agrees that the non-disclosure, non-competition and non-solicitation covenants contained in this Agreement are reasonable with respect to period, geographical area and scope and are each essential parts of the Transactions in order to protect Purchaser’s legitimate interests in the acquisition of the Acquired Company Entities’ business and assets (including the goodwill related to the business and operations of the Acquired Company Entities).

Section 6.11    Release.
(a)From and after the Closing, each Seller, Purchaser, and the Acquired Company Entities, on behalf of themselves and each of their Affiliates, hereby release and forever discharge each of Purchaser, Sellers and the Acquired Company Entities and each of their respective Affiliates, and any individual, joint or mutual, past, present and future representatives, agents, financial advisors, attorneys, other consultants, employees, officers, directors, managers, stockholders, partners, members, controlling persons, subsidiaries, successors and assigns of any of the foregoing (individually, a “Releasee” and, collectively, “Releasees”), from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which such Seller, Purchaser, Acquired Company Entities or any of such Seller’s, Purchaser’s, and Acquired Company Entities’ respective Affiliates, or any of their respective heirs, executors, administrators or assigns, now has, has ever had, or may hereafter have against any Releasee arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date (all of the foregoing collectively referred to herein as the “Claims”); provided, however, that nothing contained herein shall operate to release (i) any obligations of Sellers, Purchaser or the Acquired Company Entities under this Agreement or under any other Transaction Document executed and delivered to Sellers, Purchaser or the Acquired Company Entities by such other Party at the Closing in connection with the Transactions, or (ii) any Claims for fraud, willful misconduct or criminal acts that Purchaser or the Acquired Company Entities may have against any Seller in his or her capacity as a director, officer or manager of the Acquired Company Entities. Each Seller, Purchaser, and the Acquired Company Entities represent that they have not made any assignment or transfer of any Claim or other matter covered by this paragraph. Each Seller, Purchaser, and Acquired Company Entities hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Claim, or commencing, instituting, or causing to be commenced, any Action of any kind against any Releasee, based upon any matter released hereby.
(b)Each Seller, Purchaser, and Acquired Company Entities hereby acknowledge and intend that this release shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. Each Seller, Purchaser, and Acquired Company Entities expressly consents that this release shall be given full force and effect in accordance with each and every express term or provision, including those (i) relating to any Claims hereinabove mentioned or implied or (ii) relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims).

Section 6.12    Consents and Filings; Further Assurances.
(a)Each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all action to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, in each case, in accordance with such Party’s respective obligations hereunder, including any other standard herein that expressly applies to such Party’s obligations hereunder, as promptly as reasonably practicable, including to obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the Transactions, except for the failure to obtain any such consent, approval, authorization, qualifications and orders described in this sentence which would not reasonably be expected to be material to the Acquired Company Entities taken as a whole or materially impair the Acquired Company

Entities’ ability to consummate the Transaction. Purchaser shall pay the filing fees associated with all filings under the HSR Act made in connection with the Transactions. Any such notification and report form and supplemental information shall be in substantial compliance with the HSR Act.
(b)Each of the Parties shall use its commercially reasonable efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Termination Date. Notwithstanding anything to the contrary set forth in this Section 6.12 or elsewhere in this Agreement, neither Purchaser nor Seller nor any of its Affiliates shall be required to sell or dispose of or hold separately (through a trust or otherwise) any assets or businesses or interests in any assets or business or any of them, the Acquired Companies or any Affiliates of the foregoing or make any other change in any portion of the business of the Acquired Companies or incur any other limitation on the conduct of the business of the Acquired Companies to obtain such clearances, consents, authorizations, orders, approvals and exemptions or agree to do, or submit to orders providing for, any of the foregoing, in each case whether before or after the Closing.
(c)Each of the Parties shall promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority, subject to applicable Law, relating to the matters that are the subject of this Agreement and permit the other Parties to review in advance any proposed communication by such Party to any Governmental Authority. No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, subject to applicable Law, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Law, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement and applicable Law, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions.
(d)Without limiting any covenant contained in this Article VI, each of the Parties, and each Acquired Company shall cause its respective Subsidiaries to: (i) use commercially reasonable efforts to obtain all consents and approvals of third parties and Government Authorities that are triggered by such Party’s obligation to consummate the Transactions (provided that such consents and approvals will not be a condition to Closing), and (ii) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party under Article VII.
(e)From and after the Closing, in the event any further action is necessary to carry out the purposes of this Agreement, or if Purchaser reasonably requests the delivery of any documents related to this Agreement, the Parties and, as applicable, the officers, directors, managers or members of each Party, shall take all such necessary action as may be reasonably requested by Purchaser or any Acquired Company to achieve such intent at Purchaser’s expense.
(f)Purchaser acknowledges and agrees that certain consents, authorizations and approvals to the Transactions may be required from parties to Material Contracts to which the Acquired Company Entities are a party and such consents, authorizations and approvals may not be obtained. The failure of the Acquired Company Entities to obtain any such consent, authorization or approval shall not delay or prevent the Closing. For the avoidance of doubt, unless required by Section 7.03, Purchaser agrees that (x) neither Sellers, the Acquired Company Entities, nor any of their respective Affiliates or representatives shall have any liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure to obtain any consents, authorizations or approvals that may have been or may be required in connection with the Transactions or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof and (y) no representation or warranty of Sellers or the Acquired Company Entities contained herein shall be breached or deemed breached as a result of the failure to obtain any consent, authorization or approval or as a result of any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent, authorization or approval or any such default, acceleration or termination.
Without limiting the generality of the foregoing, Purchaser shall not acquire, or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner (including through any joint ventures, partnerships or other arrangements), any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or investment could reasonably be expected to delay the consummation of the Transactions. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, neither Sellers nor any of their Affiliates will be required to make payments, commence litigation or agree to modifications of the terms and conditions of any agreements with third parties.

Section 6.13    Press Releases. From and after the date hereof and through the Closing Date, the Parties agree that no press release or other public announcement (including in any trade journal or other publication) of or related to the Transactions shall be made without the prior written consent of Purchaser and Sellers’ Representative. Following the Closing, no Seller shall, and each Seller shall cause such Seller’s Affiliates and representatives not to, issue any press release or other public statement regarding this Agreement or the Transactions without the prior approval of Purchaser. For the avoidance of doubt, the Parties acknowledge and agree that (i) Purchaser and its Affiliates may provide general information about the subject matter of this Agreement in connection with such Person’s normal fund raising, marketing, informational or reporting activities to existing or potential limited partners of such Person (so long as such recipients agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as Purchaser shall be responsible to the other Parties for breach of this Section 6.13 or such confidentiality obligations by the recipients of its disclosure); and (ii) Parent shall file a Form 8-K as promptly as practicable containing this Agreement and shall be permitted to file on Form 8-K the Deal Financial Statements and, when available, the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements. Purchaser shall promptly, upon request from Sellers’ Representative, reimburse Sellers for all documented out-of-pocket costs incurred by Sellers or their Affiliates in connection with the preparation of the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements. Notwithstanding the prior sentence, except as required by Law (including SEC disclosure requirements), Purchaser agrees that no employees of the Acquired Company Entities shall have their 2018 compensation reported in any SEC filings of the Parent.

Section 6.14    Financing Cooperation.
(a)Prior to the Closing, each Seller and each Acquired Company shall, and shall use reasonable best efforts to cause the appropriate representatives (including senior management) of each Acquired Company to, use reasonable best efforts to provide such cooperation as is reasonably requested by Purchaser upon reasonable prior notice in connection with the arrangement of debt financing for the Transactions (the “Debt Financing”), in each case at Purchaser’s sole cost and expense, including to the extent reasonably requested by Purchaser: (i) reasonably assisting Purchaser in the preparation of definitive financing documents, and other materials reasonably and customarily requested to be used in connection with obtaining the Debt Financing, including using reasonable best efforts to cooperate in satisfying the conditions precedent set forth in any definitive documentation relating the Debt Financing, provided that such conditions precedent do not impose on any Sellers or Acquired Company Entities any obligations not otherwise provided for in this Agreement, (ii) delivering possessory collateral (such as certificated equity and promissory notes) within its possession to the Debt Financing Sources, subject to the occurrence of the Closing; provided, however, that the delivery of any collateral shall be delivered in escrow pending release at the Closing, (iii) assisting Purchaser and the Debt Financing Sources in the timely preparation of any customary and reasonably ýavailable marketing materials and other information to be used in connection with the ýsyndication of the Debt Financing (including providing customary executed authorization and management representation letters), (iv) requesting customary payoff letters, lien terminations and instruments of discharge of all Indebtedness to be paid off pursuant to Section 7.03(f)(iii), (v) providing all customary documentation and other information about each of the Acquired Company Entities and each of their respective representatives as requested in connection with the Debt Financing and required under applicable “know your customer” and anti-money-laundering rules and regulations at least three (3) Business Days prior to the Closing Date to the extent requested by Purchaser in writing at least ten (10) days prior to the Closing Date, and (vi) taking all actions reasonably necessary or reasonably requested by the lenders or Purchaser, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing and to obtain the proceeds thereof, including taking all required corporate action to authorize the Debt Financing on the Closing Date. Sellers hereby consent to the reasonable use of the Acquired Companies’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Company Entities or the reputation or goodwill of the Acquired Company Entities or their respective trademarks, products, services, offerings or Intellectual Property rights.
(b)Notwithstanding anything to the contrary in this Agreement, the obligations of the Purchaser under this Agreement are not subject to any condition or contingency relating to the ability of the Purchaser to obtain financing and neither the Acquired Company Entities nor any officer, employee, representative, or agents of any of the Acquired Company Entities, shall be required to (i) provide or prepare, and Purchaser shall be solely responsible for (with the assistance and cooperation of the Acquired Companies in a manner consistent with Section 6.14(a) and Section 6.21), the preparation of pro forma financial information, including pro forma costs savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financing information, (ii) pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Closing Date, (iii) approve any document or other matter related to the financing or incur any liability of any kind (or cause their representatives to incur any liability of any kind) prior to the Closing, (iv) enter into any agreement or commitment in connection with the Debt Financing (or any alternative financing) which would be effective prior to the Closing or provide any certification or opinion of the Acquired Companies which would be effective prior to the Closing, (v) take any action that would (A) unreasonably interfere with the day-to-day operations of the Acquired Company Entities, (B) cause any representation, warranty, covenant or agreement in this Agreement or any other agreements, instruments and documents delivered at the Closing pursuant to this Agreement to be breached, (C) cause the Acquired Company Entities, any of their Affiliates or any director, manager, officer or employee of the Acquired Company Entities or their Affiliates to incur any personal liability, (D) conflict with the organizational documents of the Acquired Company Entities or any Law, (E) change any fiscal period, or (F) authorize any corporate action effective prior to the Closing; (vi) provide any certifications prior to the Closing Date, or any existing audited or unaudited financial statements for the Acquired Company Entities other than the Financial Statements and, subject to Section 6.21, the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements; or (vii) interfere with any major project bidding.
Purchaser (i) shall promptly, upon request by Sellers’ Representative, reimburse Sellers’ Representative, any Sellers or their applicable Affiliates for all reasonable and documented out-of-pocket costs incurred by Sellers’ Representative, any Seller, any of their Affiliates or any of their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents in connection with the cooperation of any of them as contemplated by this Section 6.14 and (ii) shall indemnify and hold harmless Sellers’ Representative, Sellers, their Affiliates and their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents from and against any and all actual losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.14 (including any action taken in accordance with this Section 6.14) and any information used in connection therewith (other than historical information related to Sellers or the Acquired Company Entities provided by or on behalf of Sellers’ Representative, Sellers, or the Acquired Company Entities in writing specifically for use in connection with the Debt Financing offering documents), in each case, except for any losses (x) resulting from Actual Fraud, gross negligence, willful misconduct or intentional misrepresentation on the part of Sellers or the Acquired Companies or any of their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents thereof or (y) resulting from any material inaccuracy in the Financial Statements.

Section 6.15    Employee and Employee Benefit Plan Matters.
(a)After the Closing Date and before March 31, 2019, Purchaser shall provide the employees of the Acquired Company Entities who remain employees of the Acquired Company Entities immediately following the Closing (the “Current Employees”) with an annual cash bonus for calendar year 2018 which is substantially equivalent to the annual cash bonus that each such employee would reasonably have expected to receive for that year under the annual bonus practices of the Acquired Companies assuming the relevant performance metrics set forth on Schedule 6.15(a) are met (and for the avoidance of doubt, the Parties acknowledge there is no accrual being made by the Acquired Company Entities during the period prior to the Closing Date for such bonuses). Except as otherwise provided in the Transition Services Agreement, during the period commencing after the Closing Date and ending on the six (6) month anniversary following the Closing (or if earlier, until the termination of employment of the relevant employee), Purchaser shall use its commercially reasonable efforts, and shall cause the Acquired Company Entities to use their commercially reasonable efforts, to provide the non-unionized Current Employees with: (i) base salary and annual cash incentive compensation opportunities (including bonuses for calendar year 2018), which are substantially comparable in the aggregate to the aggregate base salary and annual incentive compensation opportunities provided to similarly situated employees of Purchaser, and (ii) retirement (401(k) plan) and welfare benefits and perquisites (excluding equity and equity based, defined benefit pension, nonqualified or deferred compensation, and retiree welfare benefits) that are substantially comparable in the aggregate to those (excluding defined benefit pension, nonqualified or deferred compensation, equity or equity-based, and retiree welfare benefits) provided to similarly situated employees of Purchaser. Sellers or one of their Affiliates (other than an Acquired Company Entity) shall be solely responsible for the provision of long-term disability benefits incurred with respect to any employees of the Acquired Company Entities who as of the Closing are or are eligible to be on long-term disability benefits (including any such employees who have experienced a disabling event prior to or as of the Closing, but have not yet satisfied the applicable elimination period) for purposes of the relevant Employee Benefit Plan providing long-term disability benefits (the “Inactive Employees”), unless or until such Inactive Employee returns to active employment with Purchaser or the Acquired Company Entities; provided that Sellers or one of their Affiliates (other than an Acquired Company Entity) shall use their best efforts to maintain each such Inactive Employee’s eligibility for benefits under the relevant Employee Benefit Plan providing long-term disability benefits should the Inactive Employee return to active employment with Purchaser or the Acquired Company Entities and subsequently return to inactive or reduced hours work status due to the same previously covered disability before becoming eligible for benefits for that disability under the relevant plan of Purchaser providing long-term disability benefits.
(b)As of the Closing Date, except as otherwise provided in the Transition Services Agreement, Section 6.15(a) or under applicable Law or the terms of any Employee Benefit Plan, Sellers shall take or cause to be taken all actions as are necessary or appropriate to cause: (i) each Acquired Company Entity to cease participating in all Employee Benefit Plans or any other benefit or compensation plans, program, policies, contracts, arrangements or agreements (except any Multiemployer Plan) in which Current Employees participate, and (ii) each Current Employee and any dependents or beneficiaries thereof to cease participation and coverage in any Employee Benefit Plans or any other benefit or compensation plans, program, policies, contracts, arrangements or agreements sponsored, maintained, contributed to or required to be contributed to by Sellers or any of its Affiliates (including an Acquired Company Entity) (except any Multiemployer Plan). Except as otherwise provided under the Transition Services Agreement, after the Closing, Purchaser shall be responsible for satisfying the requirements of Section 4980B of the Code for any Current Employees or dependents thereof and any individuals who are “M&A qualified beneficiaries” as such term is defined in Treasury Regulation Section 54.4980B-9.
(c)In the calendar year in which the Closing occurs, with respect to any of benefit or compensation plans, programs, policies, contracts, agreements or arrangements in which any Current Employee first becomes eligible to participate on or after Closing, Purchaser shall cause the Acquired Company Entities to use commercially reasonable efforts to: (i) (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Current Employee under any such plans providing medical, dental or vision benefits, but only to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the analogous Employee Benefit Plan in effect immediately prior to Closing, and (B) provide credit to such Current Employee for all deductibles, co-payments and the like incurred by such Current Employee for the calendar year in which the Closing occurs, under any of such plans providing medical, dental or vision benefits in which such Current Employee may be eligible to participate after Closing in such plan year, but only to the extent such deductible, co-payments and the like were satisfied or did not apply under the analogous Employee Benefit Plan in effect immediately prior to Closing, and (ii) recognize service of Current Employees (or otherwise credited by the Acquired Company Entities) accrued prior to Closing for purposes of eligibility and vesting under the 401(k) plan or paid time off benefits in which such Current Employees may be eligible to participate after Closing for the same purposes that such credit was recognized under the analogous Employee Benefit Plan in effect immediately prior to the Closing; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits or compensation for the same period of service.
(d)Effective as of the Closing Date, Sellers shall take all necessary actions to cause: (i) all Current Employees to become fully vested in all of their account balances under any Employee Benefit Plan (other than any Multiemployer Plan) intended to be qualified under Section 401(a) of the Code (the “Seller 401(k) Plan”) and (ii) Sellers to make to the Seller 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees had the Transactions not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date; provided that Sellers shall bear only that portion of the costs associated with the foregoing actions accrued on the April 30th Financials though the Closing Equity Value Date (it be being understood that if such accrual is inaccurate such inaccuracy will be accounted for in the Working Capital Leakage Impact as described in Section 2.07(a)). Effective as of or as soon as reasonably practicable after the Closing Date, Sellers shall take all necessary and legally permissible actions in order to cause the Seller 401(k) Plan to distribute the account balance of each Current Employee, including outstanding loans, subject to the consent of the Current Employee. Purchaser agrees to take all necessary and legally permissible action to cause a defined contribution plan with a cash or deferred arrangement to accept a direct rollover from the Seller 401(k) Plan of the account balance in cash (but including cash and any outstanding participant loans) of any Current Employee who elects a direct rollover.  Purchaser and Sellers agree to provide each other with such records and information as may be necessary or appropriate to carry out their respective obligations in this Section 6.15(d).
(e)Sellers and their Affiliates (other than an Acquired Company Entity) shall be solely responsible for all liabilities and obligations to the current and former employees, officers, directors or other individual service providers (and their respective dependents) of Sellers and their Affiliates (other than an

Acquired Company Entity) relating to or at any time arising under or in connection with or pursuant to any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement, or arrangement of any kind at any time maintained, sponsored or contributed to or required to be contributed to by any Seller or any of its Affiliates (other than an Acquired Company Entity) or under which or with respect to which any Seller or any of its Affiliates (other than an Acquired Company Entity) has any current or contingent liability or obligation. Sellers and their Affiliates (other than an Acquired Company Entity) shall be responsible for additional liabilities and obligations paid through the Closing Equity Value Date under or in connection with or pursuant to any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement of any kind maintained, sponsored or contributed to or required to be contributed to by any Seller or any of its Affiliates (including an Acquired Company Entity) or under or with respect to which any Seller or any of its Affiliates (including an Acquired Company Entity) has any current or contingent liability or obligation. Purchaser shall assume and/or be responsible for all liabilities and obligations related to current and former employees (and their dependents) of the Acquired Company Entities arising after the Closing Equity Value Date under or in connection with or pursuant to any Employee Benefit Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement of any kind maintained, sponsored, or contributed to or required to be contributed to by any of the Acquired Company Entities on or since the Closing Equity Value Date. Effective as of the Closing Date, Sellers and their Affiliates (other than an Acquired Company Entity) shall assume and/or retain the sponsorship of any and all Employee Benefit Plans or any other benefit or compensation plan, program, policy, contract, agreement or arrangement of any kind maintained, sponsored, or contributed to or required to be contributed to by Sellers or their Affiliates (other than an Acquired Company Entity). Except as provided in the Transition Service Agreement, no provision of this Section 6.15 shall limit, in any way, the ability of Sellers and their Affiliates to amend or terminate any Employee Benefit Plans or any other benefit or compensation plan, program, policy, contract, agreement or arrangement of any kind maintained, sponsored, or contributed to or required to be contributed to by Sellers or their Affiliates at any time after the Closing Date in their sole discretion.
(f)No provision of this Section 6.15 shall be deemed to constitute an establishment, amendment or termination of any of Employee Benefit Plans or any other benefit or compensation plan, policy, contract, agreement, arrangement or program of Purchaser, the Acquired Company Entities or their respective Affiliates, nor shall this Section 6.15 limit, in any way, the ability of Purchaser, the Acquired Company Entities or their respective Affiliates to, following the Closing, establish, amend or terminate any Employee Benefit Plans or any other benefit or compensation plan, policy, contract, agreement, arrangement and programs at any time in their sole discretion. Nothing in this Section 6.15 shall provide any individual, including a Current Employee, any right to continued employment or service, or any particular term or condition of employment or service with Purchaser, the Acquired Company Entities or their respective Affiliates, or grant any Person, other than the Parties, any rights or remedies whatsoever, including any third party beneficiary rights or inure to the benefit of or be enforceable by any Current Employee or any entity or Person representing the interests of any Current Employee. Nothing in this Section 6.15, express or implied, shall limit the ability of Purchaser, the Acquired Company Entities or their Subsidiaries to following the Closing terminate the employment or service of any Person, including a Current Employee, at any time for any or no reason.
Notwithstanding any provision in this Agreement to the contrary, the compensation, benefits, and other employment terms and conditions of Current Employees represented by a labor union or other labor organization shall be exclusively governed by applicable Law and the terms of any agreement with any such labor union or other labor organization.

Section 6.16    Reorganization. Prior to the Closing (or post-Closing as allowed pursuant to Schedule B), the Acquired Companies and Sellers shall complete the Reorganization described on Schedule B.

Section 6.17    Representations and Warranties Insurance Policy. On or prior to the Closing Date, Purchaser shall obtain an insurance policy with respect to the representations and warranties of the Acquired Companies and Sellers under this Agreement (the “R&W Policy”). Purchaser shall provide a copy of the R&W Policy to Sellers’ Representative at least five (5) Business Days prior to the Closing Date. All premiums and fees due over the duration of the R&W Policy shall be fully paid at or shortly following the Closing by Purchaser. Purchaser shall cause the R&W Policy to expressly provide by endorsement that the policy provider, whether by its own right or through the right of the insured, shall not have the right to, expressly waives, and will not pursue any subrogation rights or contribution rights or any other claims against Sellers or any of their Affiliates, other than for Actual Fraud in connection with any claim made by any Purchaser Party thereunder, and that such provision of the insurance policy may not be amended in a manner adverse to Sellers without the prior written consent of Sellers.

Section 6.18    Purchaser Actions. Any acts or omissions of Purchaser, any of its Affiliates or any party acting for the benefit or at the discretion of Purchaser or any of its Affiliates before or after the date of this Agreement or the Closing Date shall not be a basis for a Material Adverse Effect.

Section 6.19    Meeting Conditions to Close. Subject to Section 2.02, Purchaser shall consummate the Transactions within three (3) Business Days, or such other date as Purchaser and Sellers’ Representative may mutually agree in writing, after the date that Sellers’ Representative has irrevocably confirmed in writing to Purchaser that Sellers and the Acquired Companies stand ready and willing to consummate the Closing and will take actions required of them under this Agreement to consummate the Closing, if all of the conditions set forth in Article VII have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing and can be satisfied if the Closing were to occur), as of the date of Sellers’ Representative’s written notice.

Section 6.20    Financing.
(a)Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and advisable to arrange and consummate the Debt Financing not later than Closing. It is expressly agreed that Purchaser may not raise consummation of Debt Financing as a bar or condition to Close. Purchaser expressly agrees that if Purchaser proceeds with any alternative financing, Purchaser shall be subject to the same obligations with respect to such alternative financing as set forth in this Agreement with respect to the Debt Financing.
Purchaser shall provide Seller prompt (but in any event, within two (2) Business Days) notice (i) upon becoming aware of any material breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach, default, repudiation, cancellation or termination) by any party of any agreements or documents (including any definitive agreements) relating to the Debt Financing; and (ii) if for any reason Purchaser reasonably expects that it will not be able to obtain, or there occurs any event or development that could reasonably be expected to materially and adversely impact the ability of Purchaser to obtain, all or any portion of the Debt Financing on the terms contemplated by the definitive documents related to the Debt Financing. As soon as reasonably practicable, but in any event within two (2) Business Days after the date Sellers’ Representative delivers Purchaser a written request, Purchaser shall provide any information reasonably requested by Sellers’ Representative relating to any circumstance referred to in clause (i) or (ii) of the immediately preceding sentence. In addition, Purchaser shall keep Sellers’ Representative informed on a reasonably current basis and in reasonable detail of the status of its efforts to finalize the Debt Financing (or alternative financing) and to satisfy the conditions thereof and provide to Sellers’ Representative copies of all executed material definitive documents related to the Debt Financing (or alternative financing).

Section 6.21    Financial Statement Delivery.

(a)As promptly as practicable following the date of this Agreement, Sellers’ Representative shall deliver to Purchaser:
(i)the audited combined balance sheets of (x) William Charles, Ltd. and subsidiaries, which will include Structors, Inc., and (y) William Charles Purchasing, Inc. (collectively, the “Reporting Group”) as of December 31, 2015, 2016 and 2017, the audited combined statements of operations and member’s equity and statement of cash flows of the Reporting Group for the years then ended, in each case audited by RSM, which statements shall be prepared in accordance with GAAP and in compliance with Regulation S-X (the “S-X Compliant Financial Statements”);
(ii)the unaudited combined balance sheets of the Reporting Group as of June 30, 2018 and June 30, 2017 and the unaudited combined statements of operations and member’s equity and statements of cash flows of the Reporting Group for the six-month periods then ended, prepared in compliance with Regulation S-X and in accordance with AICPA AU-C 930, interim financial information and reviewed by RSM in accordance therewith (the “Most Recent Interim Financial Statements”); provided that, if the final Most Recent Interim Financial Statements are not delivered by November 2, 2018, then Sellers’ Representative shall be required to deliver the Most Recent Interim Financial Statements as of September 30, 2018 and September 30, 2017 within thirty (30) days after the Closing; and
(iii)such additional historical financial information as reasonably requested by Purchaser regarding Forest City Logistics, LLC and the acquired assets and their operations as is required to enable Parent to prepare pro forma financial statements giving effect to the Transactions for the year ended December 31, 2017 and as of and for the six months ended June 30, 2018 (or, in the event that Sellers’ Representative is required to deliver the Most Recent Interim Financial Statements as of September 30, 2018 and September 30, 2017, as of and for the nine months ended September 30, 2018), in each case in accordance with Article 11 of Regulation S-X.
(b)Purchaser shall promptly, upon request from Sellers’ Representative, reimburse Sellers for all documented out-of-pocket costs incurred by Sellers or their Affiliates in connection with the preparation of the S-X Compliant Financial Statements and Most Recent Interim Financial Statements.

Section 6.22    Insurance Matters and Post-Closing Claims Management.
(a)Following the Closing, William Charles, Ltd. shall provide full access to the Acquired Company Entities to any insurance policy issued to William Charles, Ltd. and which provides coverage to the Acquired Companies or the businesses operated by the Acquired Companies as of the Closing Date that are “occurrence based” policies or “claims made” policies under which an Acquired Company Entity has asserted a claim prior to the Closing (the “Seller Policies”) including without limitation those insurance policies set forth on Schedule 6.22 (which such schedule will include an indication of which policies include the Acquired Companies as additional insureds). If William Charles, Ltd. does not have copies of the Seller Policies, William Charles, Ltd. shall provide copies of certificates of insurance or other documents evidencing coverage.
(b)William Charles, Ltd. shall reasonably cooperate with Purchaser and the Acquired Company Entities in filing and maintaining claims under the Seller Policies related to events occurring prior to the Closing that may result in a defined occurrence under the Seller Policies and otherwise asserting and pursuing such claims thereunder, shall remit to the Acquired Company Entities any payouts or other recoveries received by William Charles, Ltd. in connection with such claims, and shall take no action which would have (or be reasonably expected to have) an adverse effect on the rights or obligations of the Acquired Company Entities as provided in the Seller Policies in connection with such claims or under this Section 6.22 (including, for the avoidance of doubt, the status of the Acquired Company Entities as an insured under any Seller Policy).
(c)In the event that William Charles, Ltd. is required to remit payment to an insurer to resolve a claim (by settlement, judgment, or otherwise) or otherwise incurs any reasonable out of pocket costs, expenses, or other liabilities whatsoever in connection with a claim (collectively, “Claim Amounts”), the Acquired Company Entities shall promptly make such payments on behalf of William Charles, Ltd. (so long as such payments, costs, expenses or other liabilities solely and directly related to such claim) and, subject to the terms below, shall indemnify William Charles, Ltd. for any payment William Charles, Ltd. makes to resolve such Claim Amounts in connection with the resolution of such claim in the event that the Acquired Company Entities fail to timely make such payments on behalf of William Charles, Ltd. for any reason (other than a valid dispute, if asserted in accordance with the terms of the policies covering such claim). For the purposes of clarity, the payment that Acquired Company Entities shall make on behalf of William Charles, Ltd. to resolve any claim shall include any self-insured retention or deductibles and other allocated share of costs above the self-insured retention level, if assessed, that is paid or incurred by William Charles, Ltd in the resolution of such claims, but shall not include any amounts allocated to William Charles, Ltd as adjustments to premiums previously paid, such as retrospective premium adjustments.
(d)William Charles, Ltd. and its Affiliates (other than the Acquired Company Entities) shall retain all rights, benefits and obligations conferred or accruing by virtue of its ownership or membership in American Contractors Insurance Group (“ACIG”) or under the Seller Policies, including the right to any retrospective credit or retrospective premium adjustment due, paid or payable in connection with the Seller Policies. For the purposes of clarity, it is the intention of the Parties that Purchaser will bear the costs of any claims regarding the Acquired Company Entities arising out of occurrences prior to the Closing Date and will have the benefit of any insurance coverages available covering any such claims, and that William Charles, Ltd will otherwise be entitled to or responsible for any other benefits or costs that are attributable to its ownership interest in the ACIG “captive” insurance program and/or any premiums paid prior to the Closing Date by William Charles, Ltd. or the Acquired Company Entities for such coverage.
(e)Upon receipt by William Charles, Ltd. of notice of any required payment in connection with any claim, William Charles, Ltd. shall give notice to Purchaser of such required payment (together with any supporting materials and other information reasonably requested by Purchaser in connection therewith), and Purchaser shall promptly make such payment. If William Charles Ltd. does not provide Purchaser timely notification of required payments related to claims, or in the event coverage or claim payments are adversely affected due to Williams Charles, Ltd.’s failure to give such notice or otherwise comply with policy terms, William Charles, Ltd. will indemnify Purchaser for any reasonable out of pocket costs, expenses, or other liabilities whatsoever incurred in connection with such issues.
Purchaser understands the William Charles, Ltd.’s withdrawal from certain insurance policies, including without limitation ACIG, may be subject to an extended withdrawal period (the “Withdrawal Period”). After the claims covered by this Section 6.22 are resolved, Purchaser shall cooperate with William Charles, Ltd. in connection with such withdrawal, and use commercially reasonable efforts to avoid any action that will adversely affect William Charles, Ltd.’s retrospective position during the Withdrawal Period.

Section 6.23    Performance Assurance Instruments. On or prior to the Closing, with respect to the surety bonds, letters of credit or other similar facilities or instruments which are set forth in Schedule 6.23 (the “Performance Assurance Instruments”), Purchaser shall use commercially reasonable efforts to release Sellers or their Affiliates from any general indemnity agreement (or similar obligation) related to the Performance Assurance Instruments as soon as practicable, and Sellers shall use commercially reasonable efforts to assist in such release. While any Seller or its Affiliate remains obligated for any Performance Assurance Instruments, Purchaser agrees to indemnify and hold Sellers harmless against any Losses incurred by Sellers under such Performance Assurance Instruments due to any action or inaction on the part of Purchaser or the Acquired Company Entities in respect of such Performance Assurance Instruments or the projects such instruments support.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01    General Conditions. The respective obligations of each Party to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by Purchaser or Sellers’ Representative, as applicable, based on the Party whose obligation is subject to such condition, in each case, in its sole discretion:
(a)No Governmental Authority with jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions and there shall not be any Action pending that seeks to enjoin, restrain, make illegal or otherwise prohibit the consummation of the Transactions.
(b)Any waiting period (and any extension thereof) under the HSR Act applicable to the Transactions shall have expired or shall have been terminated.

Section 7.02    Conditions to Obligations of the Acquired Companies and Sellers. The obligations of the Acquired Companies and Sellers to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Sellers’ Representative in its sole discretion:
(a)The representations and warranties of Purchaser contained in Article V, without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein, shall be true and correct both when made and at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct at and as of such specified date except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Transactions.
(b)Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
(c)Sellers’ Representative shall have received an executed counterpart of each of the Transaction Documents, signed by each party thereto other than the Acquired Companies, Sellers’ Representative or Sellers.
(d)Sellers’ Representative shall have received from Purchaser a certificate to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied, signed by a duly authorized officer of Purchaser.
(e)At or prior to the Closing, Purchaser shall deliver or shall cause to be delivered to Sellers’ Representative:
(i)the closing payments in accordance with Section 2.04; and
(ii)a certificate of the secretary of Purchaser certifying as true and correct and dated as of the Closing Date (a) the certificate of incorporation or certificate of formation of Purchaser, (b) the bylaws, operating agreement or limited liability company agreement of Purchaser, (c) the resolutions of Purchaser’s board of directors approving the execution and delivery by Purchaser of this Agreement and the other Transaction Documents, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation of the Transactions, and that such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions, and (d) a certificate of good standing of Purchaser from the Secretary of State of Purchaser’s state of organization dated within ten (10) days prior to the Closing Date.

Section 7.03    Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Purchaser in its sole discretion:

(a)The Fundamental Representations, without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein, shall be true and correct in all but de minimis respects both when made and at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all but de minimis respects at and as of such specified date, and (ii) the representations and warranties of the Acquired Companies and Sellers contained in Article III and Article IV (other than Fundamental Representations), without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein, shall be true and correct both when made and at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct at and as of such specified date, except where all such breaches and inaccuracies have not, in the aggregate, resulted in a Material Adverse Effect.
(b)The Acquired Companies, Sellers’ Representative and Sellers shall have performed in all material respects all obligations and agreements and complied with in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.
(c)Since the date of this Agreement, there shall have been no Material Adverse Effect.
(d)Purchaser shall have received an executed counterpart of each of the Transaction Documents, signed by each party thereto other than Purchaser.
(e)Purchaser shall have received from Sellers’ Representative a certificate to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been satisfied, signed by a duly authorized officer thereof.
(f)At or prior to the Closing, Sellers’ Representative shall deliver or shall cause to be delivered to Purchaser:
(i)certificates or other equivalent instruments of transfer representing the Equity Interests, duly endorsed in blank or accompanied by duly executed stock powers or duly executed assignments of non-certificated Equity Interests;
(ii)a certificate of each Seller, dated as of the Closing Date and duly executed in accordance with Treasury Regulations Section 1.1445-2(b)(2), and Section 1446(f) if and to the extent applicable, in the reasonable satisfaction of Purchaser certifying under penalties of perjury that such Seller is not a “foreign person” or “disregarded entity” for U.S. federal income tax purposes;
(iii)such payoff letters or termination agreements from each holder of Indebtedness of the Acquired Company Entities set forth on Schedule 7.03(f)(iii) as Purchaser shall have reasonably requested to enable the Acquired Company Entities, or Purchaser on behalf of such Acquired Company Entities, to repay such Indebtedness at or prior to the Closing;
(iv)final written invoices (including wire instructions) from the payees of certain Company Transaction Expenses, delivered no later than three (3) Business Days prior to the Closing Date;
(v)the written resignations effective as of the Closing Date of such directors, managers and officers of the Acquired Company Entities as requested by Purchaser to resign, such specification shall be provided by Purchaser no later than five (5) Business Days prior to the Closing Date;
(vi)evidence of the full settlement of all intercompany accounts receivable and accounts payable between the Acquired Company Entities, on the one hand, and each Seller and such Seller’s Affiliates (other than the Acquired Company Entities), on the other hand;
(vii)evidence, in form and substance reasonably satisfactory to Purchaser, that each Lease or other agreement set forth on Schedule 3.23 marked with an asterisk has been terminated and that no further payments are due or obligations exist thereunder;
(viii)a certificate of the secretary of the Acquired Companies certifying as true and correct and dated as of the Closing Date (a) the certificate of incorporation or certificate of formation of each of the Acquired Company Entities, (b) the bylaws, operating agreement or limited liability company agreement of each of the Acquired Company Entities, (c) the resolutions of each of the Acquired Companies’ board of directors (or similar governing body) approving the execution and delivery by such Acquired Company of this Agreement and the other Transaction Documents, the performance by such Acquired Company of its obligations hereunder and thereunder, and the consummation of the Transactions, and that such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions, and (d) a certificate of good standing of each of the Acquired Company Entities from the Secretary of State of such entity’s state of organization dated within ten (10) days prior to the Closing Date; and
(ix)any Section 338(h)(10) Forms reasonably requested by Purchaser.
The Reorganization shall have been materially consummated as set forth on Schedule B.

Section 7.04    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to cause the Closing to occur and to otherwise comply with such party’s obligations under this Agreement.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 8.01    Survival. None of the representations, warranties, covenants or agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing Date; provided, however, that those covenants and agreements contained in this Agreement or the other Transaction Documents that by their terms are to be performed following the Closing Date shall survive the Closing Date until fully performed. Nothing in this Article VIII shall operate to limit or eliminate the liability of any Sellers to Purchaser for Actual Fraud.

Section 8.02    Sole Remedy. Following the Closing, the sole recourse for any and all losses, liabilities, claims, damages, awards, penalties, Taxes, fines, demands, obligations, costs and expenses or other relief (including interest, penalties and attorneys’ fees and expenses and amounts paid in investigation, settlement or defense of the foregoing) of any kind or nature whatsoever (collectively, “Losses”) incurred or suffered by Purchaser, the Acquired Company Entities and each of their respective equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) (collectively, the “Purchaser Parties”) for all claims under this Agreement or arising from, related to or suffered as a result of the Transactions for any breach of any representation or warranty shall be against the R&W Policy, if any. Each of the Parties hereto acknowledges and agrees that, following the Closing, except for the post-Closing obligations contemplated by Sections 2.07, 6.06, 6.07, 6.08, 6.09, 6.11, 6.13, 6.15, 6.16, 6.21, 6.22, 6.23, 8.01, 8.02, 10.02, provisions related to Other Fees, and the other Transaction Documents (collectively the “Post Closing Obligations”) (a) the Purchaser Parties shall have no other claims or causes of action against Sellers, Sellers’ Representative, or any of its equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) (collectively, the “Sellers Parties”) by contract, statute or otherwise, at law or in equity, for any amounts owed pursuant to the terms of this Agreement and for any claim, cause of action or other matter (i) arising from any breach by the Acquired Companies or Sellers of any of their representations, warranties, covenants or other agreements under this Agreement or (ii) arising from or related to this Agreement or the Transactions, (b) Purchaser, on its own behalf and on behalf of the

Purchaser Parties, hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against each Sellers Party for the breach of any representation, warranty, pre-Closing covenant or other agreement under this Agreement or related to this Agreement or the Transactions, (c) the Sellers Parties shall have no other claims or causes of action against the Purchaser Parties and (d) Sellers, on their own behalf and on behalf of the Sellers Parties, hereby waive and release, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against each Purchaser Party for the breach of any representation, warranty, pre-Closing covenant or other agreement under this Agreement or related to this Agreement or the Transactions. The receipt of the foregoing releases is an essential inducement to the Parties hereto entering into this Agreement and the other agreements contemplated herein. Each of the Parties hereto covenants and agrees that it will not, at any time hereafter, directly or indirectly, commence or initiate (or cause another to commence or initiate), or participate in, any proceeding against or involving any Purchaser Party or Sellers Party, as applicable, that relates solely to the matters covered by the releases set forth above, unless and until requested to do so by such Purchaser Party or Sellers Party, as applicable (and then at Sellers’ or Purchaser’s (as applicable) sole option), or compelled to do so under penalty of law pursuant to the lawfully issued process of a legal, judicial, legislative or regulatory authority. Except for the Post Closing Obligations, following the Closing, each of Purchaser and Sellers acknowledge and agree that the payment of the Closing Equity Value and the Parent Common Stock, and the transfer of the Equity Interests shall be adequate compensation for any breach of any non-post Closing representation, warranty, covenant or agreement by the Acquired Companies or Sellers, in the case of Purchaser, or Purchaser, in the case of Sellers, contained herein or for any other right, claim or course of action arising in connection with or with respect to the non-post Closing Transactions and each of Purchaser and Sellers hereby waive, on its/their own behalf and on behalf of the Purchaser Parties and Sellers Parties, respectively, any right to rescind this Agreement or any of the Transactions. Nothing herein shall operate to limit or eliminate the common law liability of any one Party to the other Party for Actual Fraud in the event such Party is finally determined by a court of competent jurisdiction to have committed Actual Fraud.

ARTICLE IX
TERMINATION

Section 9.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)by mutual written consent of Purchaser and Sellers’ Representative;
(b)(i) by Sellers’ Representative, if neither the Acquired Companies, Sellers’ Representative nor any Sellers is in material breach of its obligations under this Agreement so as to cause any of the conditions to Purchaser’s obligations to close to not be satisfied, and Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02, (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by Sellers’ Representative; and (ii) by Purchaser, if Purchaser is not in material breach of its obligations under this Agreement so as to cause the conditions to any Sellers, Acquired Companies, or Sellers’ Representative’s obligations to close to not be satisfied, and the Acquired Companies, Sellers’ Representative or any Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03, (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by Purchaser; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) in respect of a breach by Sellers or the Acquired Companies of a representation or warranty set forth in this Agreement shall not be available to Purchaser if, as of the date of this Agreement, J.P. Roehm or Peter Jonna has actual knowledge without independent investigation as of the date hereof of a breach of such representation or warranty;
(c)by either Sellers’ Representative or Purchaser if the Closing shall not have been consummated by November 5, 2018 (the “Termination Date”); provided, however, that in the event Sellers’ Representative is seeking to specifically enforce Purchaser’s obligations to consummate the Transactions and/or to prevent or cure breaches of this Agreement by Purchaser, then the Termination Date (as extended, as applicable) shall be extended to the date that is ten (10) Business Days subsequent to the date that any such proceedings related to Sellers’ Representative’s efforts are finally judicially determined and are no longer subject to appeal. In the event that the Closing Date shall not have occurred on or before the Termination Date (as extended, as applicable), then either Sellers’ Representative or Purchaser may terminate this Agreement upon written notice to the other; provided, further, that the right to terminate this Agreement under this Section 9.01(c) shall not be available if the failure of the Party so requesting termination (including with respect to Sellers’ Representative, the Acquired Companies and any Seller) to fulfill any obligation under this Agreement shall have been the primary cause of the failure of the Transactions to be consummated on or prior to such date;
(d)by Sellers’ Representative, if (i) all of the obligations of the Acquired Companies, Sellers’ Representative and each Seller set forth in Sections 7.01 and 7.03 have been and continue to be satisfied or waived (other than those obligations that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur or would have been waived assuming a Closing would occur); (ii) Sellers’ Representative has irrevocably given notice to Purchaser in writing that (A) all of the conditions to Sellers’ and the Acquired Companies’ obligations to consummate the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur or would have been waived assuming a Closing would occur) and (B) if Purchaser performs its obligations hereunder, then Sellers, Sellers’ Representative and the Acquired Companies are prepared, willing and able to consummate the Closing; and (iii) Purchaser failed to consummate the Closing on the later of three (3) Business Days after the date by which the Closing should have occurred pursuant to Section 2.02 and receipt by Purchaser of the notice referred to in the foregoing clause (ii); or
(e)by either Sellers’ Representative or Purchaser, if any Governmental Authority shall have entered any injunction, order, decree or ruling which, in any such case, has become final and non-appealable and has the effect of preventing or prohibiting consummation of the Transactions.

(f)The Party seeking to terminate this Agreement pursuant to this Section 9.01 (other than Section 9.01(a)) shall give prompt written notice of such termination to the other parties in accordance with Section 10.07.

Section 9.02    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, except (a) for payment of the Other Fees and the provisions of Sections 6.07, 6.13, 9.02, 9.03, 10.01, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.19 and 10.20, and (b) that nothing herein shall relieve any party from liability for any breach of this Agreement prior to such termination, except as otherwise provided in Section 9.03(a).

Section 9.04    Purchaser Termination Fee.
(a)In the event this Agreement is validly terminated by Purchaser pursuant to Section 9.01(b)(ii) at a time when Sellers’ Representative is entitled to terminate this Agreement pursuant to Section 9.01(b)(i) or Section 9.01(d) or by Sellers’ Representative pursuant to Section 9.01(b)(i) or Section 9.01(d), Purchaser shall pay or cause to be paid to the Acquired Companies to an account designated by Sellers’

Representative by wire transfer of same day funds an amount equal to $10,000,000 (the “Purchaser Termination Fee”) promptly, but in no event later than three (3) Business Days after such termination.
(b)The Parties acknowledge and agree that:
(i) the agreements contained in this Section 9.03 are an integral part of the Transactions;
(ii) without these agreements, the Parties would not enter into this Agreement;
(iii)If Purchaser fails to promptly pay any amounts due pursuant to Section 9.03(a) and, in order to obtain such payment, Sellers’ Representative commences a suit or brings an Action, Purchaser shall be responsible for and pay Sellers’ Representative’ reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit or Action plus interest on the amount payable pursuant to any judgment rendered or settlement entered with respect to such suit or Action, at a rate equal to 3% plus the “Prime Rate” in effect and announced as such on a daily basis in the Wall Street Journal  from the date such payment was originally required to be made pursuant to Section 9.03(a) above through the date of payment;
(iv)the Purchaser Termination Fee is not a penalty, but rather is liquidated damages, in a reasonable amount (along with the amounts set forth in Section 9.03(b)(iii) and the Other Fees to which Seller or its applicable Affiliates are entitled that will compensate the Acquired Companies and Sellers for any and all claims, costs, expenses, Taxes, damages, liabilities, diminution in value, losses or deficiencies (including attorneys’ fees and other costs and expenses incident to any suit, action or proceeding or incurred in connection with the enforcement of rights hereunder) (“Damages”) suffered or incurred by the Acquired Companies, Sellers or any other Person in connection with this Agreement, the Transactions (and the abandonment or termination hereof) or any other matter forming the basis for such termination, and no Person shall have any rights or claims against any of Purchaser and any of its Affiliates, and each of their respective general or limited partners, stockholders, managers, members, directors, officers, employees, advisors, Affiliates, agents, financing sources, or other representatives, successors and assigns (each, an “Purchaser Related Party”), and no Purchaser Related Party shall have any other liability or obligation for any or all Losses suffered or incurred by Sellers, the Acquired Companies, any of either of their direct or indirect equityholders or any other Person in connection with this Agreement (and the termination hereof) or any of the Transactions (and the abandonment or termination hereof), or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise in the circumstances in which such fee is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision and without these agreements, the parties would not enter into this Agreement.
(c)Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated by Sellers’ Representative in circumstances where the Purchaser Termination Fee is payable, the receipt of the Purchaser Termination Fee and the Other Fees shall be the sole and exclusive remedy of Sellers and the Acquired Companies and their respective Affiliates against Purchaser and the Purchaser Related Parties for any Damages suffered as a result of the failure of the Transactions to be consummated, it being understood that in no event shall Purchaser be required to pay fees or damages payable pursuant to this Section 9.03 on more than one occasion.
(d)Notwithstanding anything to the contrary in this Agreement, the maximum liability of Purchaser and the Purchaser Related Parties for Damages based on any breach of this Agreement or otherwise, including any claim based on tort, breach of contract shall be an amount equal to the Purchaser Termination Fee and the Other Fees.

ARTICLE X
MISCELLANEOUS

Section 10.01    No Third-Party Beneficiaries. Except for the Releasees as described in Section 6.11, the Seller Parties and Purchaser Parties as described in Section 8.02, the Indemnified Persons as described on Section 10.16, the No Recourse Persons described in Section 10.20, and those Persons described as third party beneficiaries in Section 10.21, this Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 10.02    Remedies.
(a)Notwithstanding anything contained in Article IX to the contrary, the Acquired Companies, Sellers’ Representative and Sellers hereby agree that, in the event that any of the Acquired Companies, Sellers’ Representative or Sellers violate any provisions of this Agreement, the remedies at Law available to Purchaser may be inadequate. In such event, Purchaser shall have the right, in addition to all other rights and remedies it may have, to specific performance and/or injunctive or other equitable relief (including rights of rescission) to enforce or prevent any violations by the Acquired Companies, Sellers’ Representative or Sellers of this Agreement. If at the time of enforcement of any of the provisions of this Agreement, a court of competent jurisdiction holds that any restrictions stated herein are unreasonable under the circumstances then existing, the Parties agree that the maximum period, scope and geographical area, as applicable, reasonable under such circumstances shall be substituted for the stated period, scope and area, as applicable.
(b)Notwithstanding anything contained in Article IX to the contrary, Sellers’ Representative shall be entitled to specific performance of Purchaser’s obligation to consummate the Closing in any court referred to in Section 10.02(a), this being in addition to any other remedy to which Sellers’ Representative may be entitled at law or in equity; provided, however, that such remedies as specified in this Section 10.02(b) shall be available to Sellers’ Representative only in the event that (i) all conditions in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur) at the time when the Closing would have occurred but for the failure of Purchaser to complete the Closing pursuant to Section 2.02 within five (5) Business Days following the date the Closing should have occurred pursuant to Section 2.02, (ii) the Debt Financing has been fully funded (or will be fully funded at the Closing) or is otherwise available to be drawn down by Purchaser and (iii) Sellers’ Representative has irrevocably confirmed in a writing delivered to Purchaser that if specific performance is granted and the Debt Financing is funded, then the Closing will occur. For the avoidance of doubt, while Sellers’ Representative may pursue both a grant of specific performance of the type provided in the preceding sentence and monetary damages or the payment of the Purchaser Termination Fee under Section 9.03(a), under no circumstances shall the Acquired Companies be permitted or entitled to receive (and in no circumstances shall it receive) both a grant of specific performance of the type contemplated by the preceding sentence and any monetary damages, including all or any portion of the Purchaser Termination Fee. For the avoidance of doubt, in no event shall any Person other than Sellers’ Representative be entitled to enforce or seek to enforce or seek to enforce specifically Purchaser’s obligation to consummate the Closing if the Debt Financing has not been funded (or will not be funded at the Closing), and in no event shall any Person other than Sellers’ Representative be entitled to enforce or seek to enforce specifically Purchaser’s obligation to consummate the Closing.
The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations, warranties and covenants set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the Transactions will be only those remedies available at law or in equity for breach of contract only (and then only to the extent that such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the Parties hereby agree that no Party will have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement. Notwithstanding the foregoing, nothing in this Section 10.02 shall (i) limit claims or remedies for Actual

Fraud or (ii) expand or create a right by Purchaser to bring any claims or seek any remedies against the Seller Parties for breaches of representations and warranties in violation of Section 8.02.

Section 10.03    Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties and supersede any prior and contemporaneous understandings, agreements or representations by or among the Parties, written or oral, that may have related in any way to the subject matter hereof.

Section 10.04    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided that Purchaser may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and designate one or more of its Affiliates to perform its obligations hereunder, (ii) if the Closing occurs, assign any or all of its rights and interests hereunder, to lenders providing financing for the Transactions as collateral security, and (iii) if the Closing occurs, assign any or all of its rights, interests or obligations hereunder to an acquirer of all or substantially all of the assets of Purchaser or the Acquired Company Entities; provided, however, that, in the case of clause (i), (ii) or (iii), Purchaser shall remain responsible for the performance of its obligations hereunder provided, further that, if either party terminates this Agreement pursuant to Article IX, Sellers may, at their election, assign its rights under this Agreement to the Acquired Company Entities.

Section 10.05    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement and any amendments hereto, to the extent signed and delivered by means of digital imaging and electronic mail or a facsimile machine, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 10.06    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.07    Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or via e-mail with receipt acknowledged in writing by e-mail or by facsimile transmission with facsimile confirmation, mailed by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), to the Parties at the following addresses, e-mail addresses and facsimile numbers:

If to Purchaser or, after the Closing, the Acquired Companies:

2647 Waterfront Parkway East Drive, Suite 100
Indianapolis, IN 46214
Attention:    JP Roehm
E-mail:        JP.Roehm@iea.net

with copies (which shall not constitute notice) to:

c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Los Angeles, CA 90049
Attention:    Peter Jonna
Email:        peter.jonna@oaktreecapital.com

Kirkland & Ellis LLP
333 South Hope Street
Los Angeles, California 90071
Attention:    Tana M. Ryan, P.C.
Bryan Ikegami
E-mail:        tryan@kirkland.com
bryan.ikegami@kirkland.com
Facsimile:    (213) 680-8500

If, to Sellers’ Representative, Sellers or, prior to the Closing, the Acquired Companies:

William Charles, Ltd.
c/o Jeff Potter
1401 North Second Street
Rockford, IL 61107
Attention:    Jeff Potter
E-mail:        Jeff.Potter@williamcharles.com
Facsimile:    (815) 963-7415

with a copy (which shall not constitute notice) to:

HolmstromKennedyPC
800 North Church Street
Rockford, IL 61103
Attention:    Kristine Pihl Youman
E-mail:        kyouman@hkrockford.com
Facsimile:    (815) 962-7181

All such notices, requests and other communications will (a) if delivered personally to the address provided in this Section 10.07, by e-mail to the e-mail address provided in this Section 10.07, or by facsimile transmission to the facsimile number provided in this Section 10.07, be deemed given on the day so delivered, or, if delivered after 5:00 p.m. local time of the recipient or on a day other than a Business Day, then on the next following Business Day, (b) if delivered by mail in the manner described above to the address provided in this Section 10.07, be deemed given on the earlier of the fifth (5th) Business Day following mailing or upon receipt, and (c) if delivered by overnight courier to the address provided in this Section 10.07, be deemed given on the earlier of the first (1st) Business Day following the date sent by such overnight courier or upon receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 10.07. Any Party from time to time may change its address, e-mail address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to each of the other Parties hereto.

Section 10.08    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and Sellers’ Representative. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence unless otherwise expressly provided in writing.

Section 10.09    Incorporation of Schedules and Exhibits. The schedules and exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

Section 10.10    Construction. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, covenant or agreement.

Section 10.11    Interpretation. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” means “including without limitation”; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and (vii) the terms “made available,” “furnished,” “delivered,” or “provided” shall, in the case of items stated herein to have been made available, furnished or provided to Purchaser, mean only those documents posted to the FMI Capital Advisors, Inc. data room as of two (2) days prior to the date of this Agreement.

Section 10.12    Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, including its statutes of limitations.

Section 10.13    WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 10.14    Jurisdiction and Venue. Each Party consents to the jurisdiction and venue of the United States District Court for the District of Delaware, or the Court of Chancery of the State of Delaware, as applicable, for any Action arising from or in connection with the interpretation or enforcement of this

Agreement. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 10.15    Disclosure Schedules. The information set forth in each section or subsection of the Disclosure Schedules shall be deemed to provide the information contemplated by, or otherwise qualify, the representations and warranties of the Acquired Companies set forth in the corresponding section or subsection of this Agreement and any other section or subsection of Article III, but only to the extent that it is reasonably apparent on the face of the disclosure that it applies to such other section or subsection of Article III. The Acquired Companies and Sellers may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.

Section 10.16    Indemnification of Managers, Directors and Officers. All rights to indemnification provided in the Acquired Company Entities organizational and governing documents (as in effect as of the date of this Agreement) shall survive the Closing in accordance with their respective terms. On or prior to the Closing, the Acquired Company Entities will purchase, for the benefit of each Person who is now, has been at any time prior to the Closing Date, or who becomes prior to the Closing Date a director, manager, officer, shareholder, member or partner of any of the Acquired Company Entities (collectively, the “Indemnified Persons”) a prepaid “tail” directors and officers insurance policy (the “Tail Policy”), that (a) provides directors’ and officers’ liability insurance to the Indemnified Persons on substantially the same terms and conditions as the directors’ and officers’ liability insurance policy currently in place for the benefit of such Indemnified Persons, including coverage with respect to any fees, costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, damages, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director, manager, officer, shareholder, member or partner of any of the Acquired Company Entities, or services performed by such Indemnified Person at the request of any of the Acquired Company Entities, in each case occurring on or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, (b) has a one-time premium not to exceed three hundred percent (300%) of such Acquired Company Entities current annual premium, and (c) covers a period of time ending no earlier than the sixth anniversary of the Closing Date. The cost of the Tail Policy shall be borne 50% by Purchaser and 50% by Sellers’ Representative (such Sellers’ Representative’s share being taken into account as part of Transaction Expenses). The provisions of this Section 10.16 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this provision applies without the consent of such affected indemnitee and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, its heirs and its legal representatives.

Section 10.17    Counsel. It is acknowledged by each of the Parties hereto that Sellers, the Acquired Company Entities, and their Affiliates have retained HolmstromKennedyPC and Katten Muchin Rosenman LLP (together with HolmstromKennedyPC, the “Existing Counsel”) to act as their counsel in connection with the Transactions and that the Existing Counsel has not acted as counsel for any other Person in connection with the Transactions and that no other Party or Person has the status of a client of the Existing Counsel for conflict of interest or any other purposes as a result thereof. Purchaser and the Acquired Company hereby agree that, in the event that a dispute arises between Purchaser or any of its Affiliates (including, after the Closing, the Acquired Company Entities) and Sellers or any of their Affiliates (hereafter “Disputes”), the Existing Counsel may represent Sellers or any of their Affiliates in such Disputes even though the interests of Sellers or their Affiliates may be directly adverse to Purchaser, the Acquired Company Entities or any of their Affiliates, and even though the Existing Counsel may have acquired confidential information from or about the Acquired Company Entities or any of its Affiliates related to any Disputes, represented the Acquired Company Entities or one or more of their Affiliates in a matter substantially related to such Disputes, or may be handling ongoing matters for Sellers, the Acquired Company Entities or one or more of their Affiliates. Purchaser and the Acquired Company Entities hereby consent to and waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with representation by Existing Counsel in connection with any Disputes. Moreover, Purchaser and the Acquired Company Entities (each for itself and on behalf of its Affiliates) agree and covenant not to seek to disqualify the Existing Counsel from Disputes. This is in addition to any consent or waiver provided prior to Closing to the Existing Counsel by the Acquired Company Entities or its Affiliates. Purchaser further agrees and the Acquired Company Entities (for itself and on behalf of its Affiliates) affirms its pre-existing agreement that Sellers own all legal files and all rights to assert or waive privilege associated with the Existing Counsel’s representation of the Acquired Company Entities and its Affiliates prior to the Closing, whether those files are with Existing Counsel, in each case to the extent that such representations relate in any way to the Transactions or any other representation conducted by the Existing Counsel jointly with Sellers or their Affiliates. Ownership of such files and the right to assert or waive privilege shall not pass to or be claimed by Purchaser, the Acquired Company Entities, or any of their respective Affiliates. Purchaser agrees that it will not, and that it will cause its Affiliates not to, (i) access or use the communications and materials exchanged among the Acquired Company Entities, Existing Counsel, Sellers, Sellers’ Representative, and Sellers’ Affiliates that relate in any way to the Transactions or any other representation conducted by the Existing Counsel jointly with Sellers or their Affiliates, including by way of review of any electronic data, communications or other information or by seeking to have the Sellers waive the attorney-client privilege, work product doctrine or other privilege, or by otherwise asserting that the Purchaser or any of Purchaser’s Affiliates has the right to assert or waive the attorney-client privilege, the work product doctrine or other privilege or (ii) seek to obtain such communications or materials from Existing Counsel. Purchaser and the Acquired Company Entities agree to take, and to cause their Affiliates to take, all steps necessary to implement the intent of this Section 10.17 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 10.17.

Section 10.18    Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each Party to this Agreement shall take all such reasonable necessary action as is requested by the other Parties hereto (at the expense of the requesting Party). The Parties hereto shall execute any additional instruments necessary to consummate the Transactions.

Section 10.19    Severability. If any provision, clause or part of this Agreement, or the application thereof under certain circumstances, is held invalid or unenforceable by any court of competent jurisdiction, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby and shall remain in full force and effect. Any such invalid provision shall be modified to give it maximum effect consistent with the intent of the stricken provision so as to allow its enforceability under applicable Law.

Section 10.20    No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties hereto agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) of such party (each a “No Recourse Person”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any No Recourse Person, for any obligation of any party hereto under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation. The No Recourse Persons are third party beneficiaries of this Section 10.20.

Section 10.21    Disclaimer of Representations and Warranties. Purchaser acknowledges that (a) it has had, and pursuant to this Agreement shall have before Closing, access to the Acquired Company Entities and their respective assets and the officers or other representatives of the Acquired Company Entities and Sellers and (b) in making the decision to enter into this Agreement and consummate the Transactions, Purchaser has relied solely on its own independent investigation, including environmental and other inspections, and Sellers and the Acquired Company Entities expressly disclaim all liability and responsibility for, and Purchaser expressly acknowledges and agrees that it has not relied upon, any representation, warranty, statement or communication made, communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives other than as expressly set forth in this Agreement and any other agreement or certificate delivered pursuant hereto (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, manager, employee, agent, consultant, representative or advisor of the Acquired Company Entities, Sellers or any of their respective Affiliates). Toward this end, except to the extent expressly provided in this Agreement or any other agreement or certificate delivered pursuant hereto, neither the Acquired Company Entities nor Sellers or Sellers’ Affiliates shall have any liability to Purchaser (including following the Closing, the Acquired Company Entities) or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information relating to the Acquired Company Entities, or prepared by or on behalf of the Acquired Company Entities, and supplied to Purchaser before or after the date of this Agreement, or any information, documents or materials made available to Purchaser in the FMI Capital Advisors, Inc. data room, any presentations or any other form relating to the business of the Acquired Company Entities in connection with the Transactions. THE ACQUIRED COMPANY ENTITIES, SELLERS, AND THEIR RESPECTIVE AFFILIATES MAKE NO AND DISCLAIM ANY, AND PURCHASER DISCLAIMS ANY RELIANCE ON ANY, REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE, REGARDING (i) TITLE TO ANY ASSETS OR LAND USE RIGHTS, (ii) THE QUALITY, CONDITION, OR OPERABILITY OF ANY REAL OR PERSONAL PROPERTY, EQUIPMENT OR FIXTURES, INCLUDING FREEDOM FROM LATENT OR PATENT VICES OR DEFECTS, THEIR MERCHANTABILITY, THEIR FITNESS FOR ANY PARTICULAR PURPOSE OR THEIR CONFORMITY TO MODELS, SAMPLES OF MATERIALS OR MANUFACTURER DESIGN, (iii) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY CONSULTANTS RELATING TO ANY ASSETS OF THE ACQUIRED COMPANY ENTITIES, (iv) ANY ESTIMATES OF THE VALUE OF THE INTERESTS OR ASSETS OF THE ACQUIRED COMPANY ENTITIES OR FUTURE REVENUES GENERATED THEREFROM, (v) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF ANY ASSETS OF THE ACQUIRED COMPANY ENTITIES, (vi) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY ANY PERSON WITH RESPECT TO THE INTERESTS OR ASSETS OF THE ACQUIRED COMPANY ENTITIES, (vii) ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS, OR ANY DISCUSSION OR PRESENTATION RELATED THERETO, (viii) ANY RIGHTS OF PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (ix) ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO

THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF ANY ASSETS OF THE ACQUIRED COMPANY ENTITIES, AND (x) WHETHER THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (BUT NOT WITH RESPECT TO ANY ACTUAL FRAUD RELATING TO ANY INCLUSIONS OR OMISSIONS IN THE SCHEDULES HERETO) CONTAIN ANY MATERIAL OMISSIONS. EXCEPT AS EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR IN ANY AGREEMENT OR CERTIFICATE DELIVERED PURSUANT HERETO, ALL ASSETS ARE DELIVERED IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS, WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE). THE INCLUSION BY THE ACQUIRED COMPANY ENTITIES OR SELLERS OF ANY OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT DOES NOT CONSTITUTE AN ADMISSION OR ACKNOWLEDGEMENT, EXPRESSED OR IMPLIED, OF FAULT, RESPONSIBILITY OR LIABILITY OF ANY KIND BY THE ACQUIRED COMPANY ENTITIES, SELLERS’ REPRESENTATIVE OR SELLERS UNDER ANY LAW. Purchaser agrees that, to the extent required by Law to be effective, the disclosures contained in this Section 10.21 are “conspicuous” for purposes of any such Laws. Sellers’ Affiliates and their respective members, partners, stockholders, managers, directors, officers, agents and employees are third party beneficiaries of this Section 10.21. Nothing in this Section 10.21 shall in any way limit Purchaser’s rights as to claims for Actual Fraud. Notwithstanding anything to the contrary in this Agreement, if in connection with any Action of a Party, the prevailing party in such Action shall be entitled to receive, in addition to all other remedies to which such prevailing party may be entitled, the costs and expenses incurred by the applicable prevailing party in such Action, including reasonable attorneys’ fees and expenses, court costs, and other expenses, even if not recoverable by Law (including, without limitation, all fees, taxes, costs, and expenses incident to appellate, bankruptcy, and post-judgment proceedings).

[Remainder of Page Intentionally Left Blank]

[Signature Page to Equity Purchase Agreement]
IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.
PURCHASER

IEA ENERGY SERVICES LLC

By: /s/ John Paul Roehm
Name:    John Paul Roehm
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

ACQUIRED COMPANIES

ENVIRONMENTAL CONTRACTORS, INC.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

ROCKFORD BLACKTOP CONSTRUCTION CO.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

STRUCTORS, INC.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

FOREST CITY LOGISTICS, LLC

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

JOHNSTON QUARRY HOLDINGS, LLC

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

WILLIAM CHARLES CONSTRUCTION COMPANY, LLC

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

MULFORD STONE, LLC

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

[Signature Page to Equity Purchase Agreement]
SELLERS

WILLIAM CHARLES, LTD.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

NATHAN J. HOWARD 2006 DYN Trust
u/a/d July 1, 2006

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Trustee

MULFORD OPERATIONS AND MANAGEMENT, LLC

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

ROCKFORD BLACKTOP CONSTRUCTION CO.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

CHARLES J. HOWARD 2005 DYN Trust
u/a/d May 2, 2005

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Trustee

[Signature Page to Equity Purchase Agreement]
THE MULFORD TRUST II

By: /s/ John Holmstrom
Name: John Holmstrom

Title: Trustee

[Signature Page to Equity Purchase Agreement]
NATHAN J. HOWARD, solely for purposes of Section 6.08

/s/ Nathan J. Howard

SELLERS’ REPRESENTATIVE

WILLIAM CHARLES, LTD.

By: /s/ John Holmstrom
Name: John Holmstrom
Title: Vice President

EXHIBIT A
EQUITY INTERESTS

Acquired Company	Seller	Percentage of Stock/Membership Interest
Environmental Contractors, Inc. (Will be converted to a limited liability company in accordance with Exhibit B)	William Charles, Ltd. *	100%
Rockford Blacktop Construction Co. (Will be converted to a limited liability company in accordance with Exhibit B)	William Charles, Ltd. *	100%
Structors, Inc.	Nathan J. Howard 2006 DYN Trust u/a/d/ July 1, 2006 (Non-Cash Seller)	100%
Forest City Logistics, LLC	Mulford Operations and Management, LLC *	100%
Johnston Quarry Holdings, LLC	Rockford Blacktop Construction Co. *	100% of Class 1 Membership Interests
	Charles J. Howard 2005 DYN Trust u/a/d/ May 2, 2005	100% of Class 2 Membership Interests
William Charles Construction Company, LLC	William Charles, Ltd. *	100% of Class 1 Membership Interests
	Nathan J. Howard 2006 DYN Trust (Non-Cash Seller)	100 of Class 2 Membership Interests
Mulford Stone, LLC	Mulford Trust II	100%

EXHIBIT B

FEATHERSTONE LEASE AGREEMENT

LEASE AGREEMENT

This lease (“Lease”) is entered into on_______________, 2018, by Snort Equipment, LLC, an Illinois limited liability company (“Landlord”), William Charles Construction Company, LLC, an Illinois limited liability company (“Tenant”) and Infrastructure and Energy Alternatives, Inc., a Delaware corporation (“Guarantor”). Each of Landlord and Tenant are sometimes referred to in this instrument as a “Party”, and they are sometimes collectively referred to as the “Parties.”

WHEREAS, Landlord and Tenant are entering into this Lease in connection with the transactions contemplated by that certain Equity Purchase Agreement (the “Purchase Agreement”) by and among IEA Energy Services LLC, the Acquired Companies party thereto, Sellers party thereto, and William Charles, Ltd., an Illinois corporation, in its capacity as Sellers’ Representative, dated as of October 12, 2018.

WHEREAS, in connection therewith, Guarantor desires to guarantee and support Tenant’s obligations hereunder.

NOW THEREFORE, in consideration of the mutual covenants and conditions contained in this Lease, the Parties agree as follows:

1.    PREMISES

1.1    Landlord leases to Tenant, and Tenant leases from Landlord, upon the terms and conditions set forth in this agreement, that certain real property (the “Premises” or the “Leased Premises”) situated in Rockford, Illinois, and commonly known as 833 Featherstone Road, Rockford, Illinois, which is legally described on Exhibit A, and which is improved with a building (the “Building”) containing approximately 40,080 square feet and associated parking areas. The Premises includes all appurtenant easements for the use of the common areas which serve the Building and the parking lot, sidewalks, entrances, and exits.

2.    TERM

2.1    The Term of this lease shall commence on the date of this instrument (the “Commencement Date”). Subject to the terms and conditions contained in this Lease, the Term shall continue until [__________], 2033 (the “Original Term”). For purposes of this lease, the term “Lease Year” shall mean a twelve-month period commencing on January 1 of each year and ending on December 31 of the following year; provided, however, that the initial Lease Year shall be the period which commences on the date of this instrument and ends on December 31, 2018. As used in this instrument, “Term” or “Lease Term” shall mean the Original Term and any extension of the Original Term which is then in effect.

2.2    As long as Tenant is not then in monetary or material non-monetary default beyond any applicable notice and cure period, Tenant shall have three (3) successive options to extend the Term of this Lease for five (5) additional years each, in each case exercisable by a written notice to that effect to Landlord not less than 60 days prior to the last day of the then current Term.

3.    PURPOSE AND OPERATIONS

3.1    The Premises are leased to Tenant for office purposes with related storage space, or for any other lawful purpose. Landlord will not unreasonably withhold or delay its approval of any proposed use. Tenant will not use or occupy the premises, or permit the same to be used or occupied, for any purpose or business deemed hazardous on account of fire or otherwise, or for any unlawful purpose; and will conform to and obey all applicable present and future laws, and ordinances, and rules, and regulations, and requirements and orders of all applicable government authorities or agencies with respect to use of the Premises.

3.2    Nothing contained in this Lease shall be deemed or construed to impose any affirmative obligation on Tenant to make any particular use of the Premises or any use at all. Nothing contained in this Lease shall be deemed or construed to require Tenant to keep the Premises open for the conduct of any business during any particular hours, or on any particular days, or at all, or to restrict Tenant’s business activities outside the Premises.

4.    RENT

4.1    Address. All payments under this Lease shall be payable to Landlord at 1401 North Second Street, Rockford, Illinois, 61107, or at such other place as Landlord may from time to time designate in writing.

4.2     Amount. Commencing on the date of this instrument, Tenant shall pay Landlord in advance on or before the first calendar day of each and every month during the term of this Lease, including any extensions, a monthly rental determined as follows: (a) during the initial Lease Year and in each subsequent Lease Year (pro-rated for any partial month) through and including the Lease Year ending December 31, 2024, the monthly rent shall be $36,000.00 per month; (b), commencing January 1, 2025 and on each subsequent 5th anniversary of that date, the monthly rental shall be the amount payable in the immediately preceding Lease Year increased by the same percentage as the percentage increase in the “CPI” over the immediately preceding five (5) years; provided, however, that because the CPI as of each such anniversary date will not be immediately available, the increase in the monthly rental shall be estimated by Landlord based on the latest reported CPI then available and any difference in the monthly rental between the monthly rental actually paid and the monthly rental which would have been paid if the CPI were immediately available on the anniversary date shall be added to and paid as a part of the monthly rental for the first month after the CPI is available. For example, assume that during the 5 years ending on December 31, 2024, the CPI increased by 9%, the CPI as of December 31, 2024 was first published on March 5, 2014, and the latest CPI available as of January 1, 2025, reflected an increase of 8.75%. During the 5 years commencing on January 1, 2025, the monthly rental would be $39,240 per month. The rental actually paid in January, February, and March 2025 was $39,150 per month, so $270 would be added to the monthly rental payable on April 1, 2025. For this purpose, the term “CPI” shall mean the All Items Consumer Price Index for All Urban Consumers (CPI-U) for the US City Average as compiled by the US Department of Labor, or the corresponding replacement index. The monthly rental will be prorated for any partial calendar month. Landlord shall give Tenant prior written notice of each adjustment to the monthly rental, but the failure of Landlord to give notice shall not affect the obligation of Tenant to pay the monthly rental as adjusted.

4.3    Occupancy. Tenant is in possession of the Leased Premises as of the date of this instrument.

5.    ADDITIONAL RENTALS.

5.1    All amounts due Landlord by Tenant pursuant to this Lease other than Base Rent shall be additional rent (“Additional Rent”). Base Rent and Additional Rent are sometimes referred to in this instrument as "Rent". Additional Rent shall be payable without demand, deduction or set‑off whatsoever.
5.2    Tenant agrees to pay: (a) 100% of the total cost of insurance obtained by Tenant in accordance with the terms of this Lease; (b) all real estate taxes levied or assessed against the Premises during the Lease Term; (c) all costs and expenses for repairs to or maintenance of the Leased Premises and the Building as described in Section 16 below, including, as examples and not in limitation, signage, grounds and landscaping maintenance, snow removal, and driveway and parking lot maintenance, repairs, striping, and resurfacing.

5.3    (a) Following the Commencement Date, as part of the consideration for the execution and delivery of the Lease and as Additional Rent, Tenant covenants and agrees during the Term of this Lease to pay the real property taxes and assessments relating solely to the Premises prior to delinquency but only as to those applying to the Term of the Lease. Except as otherwise provided in this instrument, payments of such Real Estate Taxes shall be pro‑rated on a daily basis to account for the beginning and termination of the Term.

(b) "Real Estate Taxes" shall include all taxes attributable to the improvements now or subsequently made to or upon the Premises, or attributable to any present or future installation in or on the Premises, fixtures, machinery, or equipment; all real estate taxes, assessments, or impositions; water and sewer rents; and other governmental impositions and charges of every kind or nature whatsoever, nonrecurring as well as recurring; special or extraordinary as well as ordinary; foreseen and unforeseen; and each and every installment, which are levied, assessed or imposed, or become due and payable or become liens upon, or arise in connection with the use, occupancy or possession of, or any interest in, the Premises, during the Term. If because of any change in the taxation of real estate, any other tax, imposition or assessment (including without limitation, any franchise, income, profit, sales, use, occupancy, gross receipts or rental tax) is imposed on Landlord as the owner of the Premises, or on the occupancy, rents or income from either of the foregoing, in substitution for any Real Estate Taxes, such other tax or assessment will be deemed part of Real Estate Taxes. Tenant acknowledges Real Estate Taxes are paid in arrears and the final reconciliation of Tenant’s Real Estate Tax obligation shall be payable by Tenant after expiration of the Term.
(c) For purposes of this Lease, Real Estate Taxes shall be deemed to accrue on a daily basis during the Lease Term and shall be paid on the due dates established by the applicable taxing authorities. In the last year of the Term, Tenant shall pay Landlord Tenant’s pro rata share of any Real Estate Taxes for the year in which the Term ends and Landlord shall be responsible for paying the Real Estate Taxes for the last year of the term in full prior to delinquency. Tenant’s pro-rata share of the Real Estate Taxes for the year in which the Term ends shall be estimated by Landlord based on the latest available information and Landlord shall give Tenant written notice of the amount of the estimate and the manner of its determination not less than 30 days prior to the last day of the Term, but any delay by Landlord in providing notice shall not affect the liability of Tenant for its pro-rata share of the real Estate Taxes for the year in which the Term ends. Notwithstanding the expiration of the Term, Tenant shall remain liable for its pro-rata share of the Real Estate Taxes if not paid prior to the expiration of the Term. Upon the payment of such pro rata share to Landlord, Tenant’s obligations with respect to Real Estate Taxes shall be deemed satisfied. If Tenant has prepaid Taxes and has not received sufficient credits against Rent in order to be reimbursed for all prepaid Taxes relating to the period of time after the end of the Term or relating to other property of Landlord, Landlord shall reimburse Tenant within ten (10) days after demand. Landlord’s and Tenant’s respective obligations under this provision shall survive termination or expiration of the Lease.
(d) Landlord agrees to promptly send to Tenant copies of any notices relating to Taxes received by Landlord. Tenant, at its expense, may dispute and contest the Real Estate Taxes, and in such cases the disputed charge need not be paid until finally adjudged to be valid. At the conclusion of such contest, Tenant shall pay the charge contested to the extent it is held valid, together with all court costs, interest, penalties and other expenses. Nothing in this instrument, however, shall be construed as to allow contested items to remain unpaid for a length of time which permits the Premises (or any part thereof) or any Real Estate Taxes to be sold by governmental, city or municipal authorities for nonpayment. Tenant shall indemnify Landlord against any loss or expenses, including attorney’s fees, incurred as a result of any contest of Real Estate Taxes. Any rebate made on account of any Real Estate Taxes or charges paid by Tenant shall be credited against the payments of Additional Rent next due. Landlord agrees to render to Tenant all reasonable assistance in contesting the validity or amount of any such Taxes, including joining in the signing of any reasonable protests or pleadings which Tenant may reasonably deem advisable to file.
5.4 Assessments. The Premises is subject to the terms, covenants, conditions, agreements, obligations, and easements contained in Section X of Guilford Square Plat No. 2 Declaration of Protective Covenants for Guilford Square Office Park (“Declaration”) and is a part of the Guilford Square Office Park Association (“Association”). As such, the Premises is subject to association dues and assessments. Tenant shall pay all dues, assessments, or other impositions payable to the Association or under the Declaration during the Term.
6.    UTILITIES and GARBAGE COLLECTION. Tenant shall pay all utility charges for electric power and lighting, water, sprinkler inspections, sewer service, telephone, and gas, internet service, or other utilities during the term of this Lease, including all connection fees, meter deposits, and similar charges. Tenant shall be responsible for the proper sanitary disposal of all waste materials produced by Tenant’s activities. Except for rubbish, trash, garbage, or other waste temporarily, securely, and safely stored in containers owned by Tenant in accordance with all applicable laws and regulations, no rubbish, trash, garbage, or other waste materials shall be kept or allowed to accumulate on the Leased Premises except in regularly serviced, covered sanitary containers located in appropriate areas.

7.    RESERVED USES.    Intentionally left blank.

8.    HAZARDOUS, SPECIAL, AND MEDICAL WASTE. Tenant, its servants, agents or employees, shall not treat, store, or dispose of any hazardous, special, or medical wastes on the Leased Premises except in compliance in all material respects with applicable local, state or federal laws or regulations relating to protection of the environment or pollution (“Environmental Laws”). For the purposes of this Lease, the term “store” shall be defined in the same manner as that used in the Resource Conservation and Recovery Act, as amended and the applicable regulations under that act. Tenant shall promptly notify Landlord of any notice, claim, report of violation, or other matter of similar import received by Tenant from the U.S. EPA, the Illinois EPA, or any other governmental body having jurisdiction, which relates to or arises from any actual or alleged pollution, spill, discharge or other release of hazardous materials on the Leased Premises. Tenant shall indemnify Landlord and its successors and assigns against and hold them harmless from any liabilities, claims, costs, demands, response costs, or expenses (including attorney’s fees, site remedial investigation or feasibility studies, site clean-up, or defense costs) which relate to the Leased Premises and arise by reason of any act or omission of Tenant or its employees, agents, contractors, vendors, or customers in breach of Tenant’s obligations under this Section, or by reason of the breach of Tenant’s obligations under any Environmental Law. Landlord shall indemnify Tenant and its successors and assigns and hold them harmless from any liabilities, claims, costs, demands, response costs, or expenses (including attorney’s fees, site remedial investigation or feasibility studies, site clean-up, or defense costs) which relate to the Leased Premises and arise by reason other than a breach of Tenant’s obligations under this Section or any Environmental Law, including with respect to any hazardous materials existing on, under, in or about the Leased Premises on or before the commencement date of this Lease.

9.    INSURANCE.

9.1    Tenant will maintain at its expense property insurance coverage and loss of rents coverage on the building and improvements on the Leased Premises on a one hundred percent (100%) “replacement cost” basis. The coverage shall be equivalent to the “Causes of Loss - Special Form” which is published by the ISO Commercial Risk Services, Inc., including coverage for betterments, changes in ordinances, and falsework. Each such policy shall include a waiver of subrogation. Landlord shall be designated as loss payee under any such insurance. Tenant shall also carry and maintain, at its expense, property insurance on its inventory, fixtures, equipment, leasehold improvements signs, vehicles, and other personal property to their reasonable value.

9.2    If the Building or any other improvements on the Premises or any contents or equipment or other property in the Building is damaged or destroyed by fire or other casualty insured under a policy or policies of insurance carried by either party under this agreement, the rights of either party and their respective insurance carriers against the other, by way of subrogation or otherwise, are waived except for such rights as are provided for in Section 22.

9.3    Tenant agrees to carry and pay the premiums for commercial liability insurance, insuring itself and Landlord against injury to property, person or loss of life arising out of the use and occupancy of the Leased Premises with a per occurrence limit of $2,000,000 and an aggregate limit of $4,000,000. Landlord shall be named an additional insured under each such policy.

9.4    Tenant shall furnish Landlord with copies of each policy, including all endorsements, and certificates of insurance demonstrating that the insurance required under this Lease is in effect. Each policy and certificate of insurance shall acknowledge that the carriers in question shall provide Landlord with 30 days advance notice if the coverage is canceled or not renewed.

10.    HOLD HARMLESS. Tenant agrees to indemnify and save Landlord harmless against and from any and all claims, damages, costs and expense, including attorney’s fees, arising from the use or occupancy of the Leased Premises or the conduct or management of the business conducted by Tenant on the Leased Premises, excluding any such liability that arises out of the sole negligence or willful misconduct of Landlord. Landlord agrees to indemnify and save Tenant harmless against and from any and all claims, damages, costs and expense, including attorney’s fees, arising from any breach by Landlord of any covenant or condition of this Lease beyond the applicable notice and cure period or negligence or willful misconduct of Landlord.

11.    ASSIGNMENT AND SUBLETTING.

11.1 Tenant shall be entitled to assign this Lease upon prior approval by Landlord, which shall not be unreasonably withheld or delayed or conditioned on the payment of a fee; and provided, however, that in the event of such an assignment, the business reputation and creditworthiness of any proposed assignee shall be substantially equivalent to or superior to Tenant’s, all of the provisions of this Lease shall remain in full force and effect, and Tenant shall remain liable for the payment of the rents due under this Lease and the faithful performance and observance of all other obligations and conditions arising under this Lease. Notwithstanding the foregoing, Tenant shall have the right, without the consent of Landlord but with prior written notice to Landlord, to assign this Lease to any affiliate of Tenant, to any subsidiaries of Tenant, to any purchaser in connection with the sale of all or substantially all of the assets or stock of Tenant or to any successor by merger, consolidation or reorganization provided in any such event Tenant shall remain liable for the payment of the rents due under this Lease and the faithful performance and observance of all other obligations and conditions arising under this Lease unless the proposed assignee has a net worth equal to or greater than the lesser of the net worth of Tenant as of the date of this Lease or the net worth of Tenant immediately prior to the assignment. Furthermore, Tenant shall have the right to sublet all or a portion of the Premises without Landlord’s consent, in which case, Tenant shall remain primarily responsible hereunder.

12.    NO PARTNERSHIP RELATIONSHIP. Notwithstanding any agreements contained in this lease, Landlord shall not be construed or held to be a partner or associate of Tenant in the conduct of its business, it being expressly understood and agreed that the relationship between the parties is and at all times shall remain that of Landlord and Tenant.

13.    QUIET ENJOYMENT. Within the terms of this agreement and subject to those matters affecting title which are described in Exhibit B, Tenant shall have peaceful and quiet use and possession of the Leased Premises without hindrance on the part of Landlord.

14.    ALTERATIONS, ADDITIONS, IMPROVEMENTS.

14.1    Certain improvements (the “Tenant’s Improvements”) to the Premises may from time to time be required for the operations of Tenant’s business. The parties acknowledge that Tenant and its affiliates are engaged in the construction business and that some or all of Tenant’s Improvements may be constructed by Tenant or its affiliates. Except as set forth in Section 14.2, prior to the commencement of any Tenant’s Improvements, Tenant will provide Landlord with a “work letter” which describes Tenant’s Improvements, identifies any work to be performed by Tenant or its affiliates, provides a detailed breakdown of the anticipated costs for each component of Tenant’s Improvements, financial security for any costs, and provides such other information as Landlord may reasonably require. Tenant will not commence Tenant’s Improvements without the written approval of Landlord. Landlord will not unreasonably withhold, condition or delay its approval. If Landlord fails to send written notice of disapproval within ten (10) days after Tenant requests Landlord’s consent under this Lease, then Landlord shall be deemed to have approved the request. Tenant shall be responsible for all costs of Tenant’s Improvements. Tenant shall be responsible for, and shall obtain in a timely fashion, all permits associated with such improvements. Tenant shall have the right to remove any such alterations or modifications if Tenant restores in all material respects the area damaged in connection with such removal. If Landlord fails to send written notice of disapproval within ten (10) days after Tenant requests Landlord’s consent under this Lease, then Landlord shall be deemed to have approved the request.

14.2    Tenant agrees to make no other alterations, additions, or improvements in or to the Premises without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that Landlord’s prior written consent shall not be required for non-structural alterations or improvements such as repainting, the replacement of carpeting, or similar matters. In addition, Tenant, at its own cost and expense, may erect such furniture, fixtures and equipment as it desires in the Premises provided that such items do not overload or damage the Premises or the building and the construction, erection or installation thereof complies with all applicable governmental laws, ordinances and regulations.

15.    SIGNS. Tenant shall have the exclusive right to erect a sign or signs on the Leased Premises which identify Tenant(s) in the Building, including directional signs at the entrance, all of which are consistent with any applicable covenants or restrictions of record and in accordance with all relevant statutes and ordinances. The location of all signs shall be determined by the mutual agreement of the parties and shall be compatible in size and location with the existing signage.

16.    REPAIRS AND MAINTENANCE.

16.1    Subject to Landlord’s obligations set forth in Section 16.2 below, Tenant shall keep and service, repair and maintain the Premises in good condition, including the interior and exterior of the Leased Premises, all electrical, heating, air-conditioning equipment, plumbing, sprinkler system, wiring, piping, fixtures, doors, glass, floor covering, parking lot, fixtures, doors, glass, windows, lighting, snowplowing of driveways, signs, landscaping, equipment and appurtenances and any other repairs or replacements necessary to maintain and operate the Premises. Tenant shall supply janitorial services to the Leased Premises. Tenant shall be responsible for the maintenance of the parking lot including, but not limited to, patching, general cleaning or sweeping, and sealing and striping the parking lot and driveways. Notwithstanding the provisions of paragraph 5 above, in the event that Tenant replaces any major capital improvement in the Building and the useful life of the improvement is greater than the then remaining term of the Lease, including any extensions, Tenant shall have the additional option, exercisable by written notice to Landlord not more than thirty (30) days after the completion of the improvement in question, to extend the term of this Lease for a period equal to the useful life of the improvement. For this purpose, the useful life of an improvement shall be determined by an independent engineer or architect with experience in similar work who is selected by the mutual agreement of Landlord and Tenant and if they are unable to agree, by arbitration in accordance with Section 33 below. A “major capital improvement” shall mean an item (or a series of similar items) requiring an expenditure of greater than $50,000.00, which is properly accounted for as a capital item, and shall include such things as the replacement of furnaces, air conditioning units, elevators, the roof, windows, or parking lots.

    16.2    Landlord shall, at its sole expense without reimbursement, maintain, repair and replace all of the roof and structural components of the building (including the foundation, those portions of the exterior walls necessary for the structural integrity of the building, interior load bearing walls, joist, beams and other elements generally affecting the structural integrity of the building, but excluding doors, door frames, windows and window frames and the interior and exterior surfaces of walls) of the Premises (collectively, the “Structure”), in good condition and, to that end, shall make, at its expense, all replacements and repairs, to keep the Structure of the Premises in good and safe repair and condition.

17.    LIENS. Tenant shall discharge or bond over any lien filed against the Leased Premises or any part of the Leased Premises for work done or materials furnished with respect to the building or other improvements located on the Leased Premises by Tenant or any agents or contractors on its behalf within thirty (30) days after such lien is filed. Further, Tenant agrees to indemnify and save Landlord harmless from any such claim for mechanic’s, laborer’s or materialmen’s liens filed against the Leased Premises or any part of the Leased Premises, including the payment of any reasonable attorney’s fees, expenses and damages except for any such liens caused by Landlord. Tenant shall not allow any mortgage, financing statement or similar instrument affecting any property of Tenant to be filed or placed of record in any real estate records which would adversely affect the title to the Premises.

18.    RETURN OF LEASED PREMISES ON EXPIRATION. Tenant agrees to return the Leased Premises to Landlord at the expiration of this Lease in as good condition and repair as the condition existing at the commencement of this Lease, except for reasonable wear and tear and damage by fire or other insured casualty. Tenant shall surrender the premises in broom-clean condition and free of debris.

19.    REMOVAL OF TRADE FIXTURES AND SIGNS. At the termination of this Lease, Tenant may remove Tenant’s Improvements and any other trade fixtures and signs furnished and paid for by it including, without limitation, all such fixtures and signs as Tenant, from time to time, may place or install on the Premises; provided, that Tenant shall repair any damage to the Premises which are occasioned by the removal of its improvements.

20.    SUBORDINATION OF LEASE AND NON-DISTURBANCE. Tenant understands and agrees that this Lease may be subject to a permanent financing mortgage, deed of trust, or other financing agreements or encumbrance covering all or part of the Premises. Tenant agrees that this Lease is and shall be subject and subordinate to any permanent financing mortgage, deed of trust or other financing agreement or encumbrance which may now or subsequently encumber the Leased Premises; provided, however, that any holder of any mortgage, or trustee of any deed of trust, or holder of any financing agreement or other encumbrance, shall agree that this Lease shall not be divested or in any other way affected by foreclosure, or other default proceedings under the mortgage, deed of trust or obligations secured by it, or other financing agreement or encumbrance, so long as Tenant is not in monetary or material non-monetary default beyond any applicable notice and cure periods under the terms of this Lease, and Tenant agrees that this Lease shall remain in full force and effect notwithstanding any such foreclosure or other default proceedings.

21.    CONDEMNATION.

21.1    Condemnation of Premises. If the whole of the Leased Premises shall be taken for any public or quasi-public use under any statute, or by right of eminent domain, or by private purchase by any public authority in lieu of the exercise of the right of eminent domain or if any part of the premises is so taken and the part not so taken is insufficient or rendered economically unfeasible for the reasonable operation of Tenant’s business consistent with the rents and additional rents provided for in this Lease, then in either of such events, Landlord and Tenant shall each have the option to terminate this Lease by giving written notice to the other within thirty (30) days after the taking is final and non-appealable. In the event either party exercises this option to terminate, this Lease and the term granted shall cease and expire on the date when possession is taken of the Premises or part taken and all rents, taxes, and other charges shall be prorated and paid to that date.

21.2    Tenant’s Property. Tenant shall have the right to claim and recover from the condemning authority, but not from Landlord, such compensation as may be separately awarded or recovered by Tenant in Tenant’s own right on account of any and all damage to Tenant’s business by reason of any condemnation, for or on account of any cost or loss to which Tenant might be put in removing Tenant’s merchandise, furniture, fixtures and equipment, and for any costs of relocation. In ascertaining Tenant’s interest and the damages sustained by Tenant, the term of this Lease shall be deemed to run for the full Original Term plus any extended term notwithstanding any termination which may result by the taking or appropriation. Landlord shall accept no offer in lieu of condemnation with respect to any damage to or taking of Tenant’s business or other amounts recoverable by Tenant without prior consultation with and written approval of Tenant. Landlord shall promptly provide Tenant with copies of any and all notices, suit papers, offers and any other communications received with respect to condemnation proceedings affecting the Leased Premises.

21.3    Lease Continues. If this lease continues after any taking, this lease shall remain unaffected except:

(a)    The rent shall be reduced by an amount which bears the same proportion to the net annual base rent determined in accordance with Section 4.2 above immediately prior to the partial taking as the rental value of the part of the Premises taken bears to the rental value of the whole Premises immediately prior to such taking. If the parties shall not agree on the amount of such new rent or the factual basis thereof, the matter shall be resolved by arbitration pursuant to Section 33. Until the new fixed rent and additional rent shall have been determined, Tenant shall continue to pay rent at the rate otherwise specified and upon such determination, an appropriate adjustment shall be made and Tenant shall receive credit for any overpayment.

(b)    Landlord shall, promptly after the taking and at Landlord’s expense, restore the Building or other improvements to a complete architectural unit; provided, however, that Landlord shall not be responsible for the replacement of any Tenant’s Improvements or property of Tenant.

(c)    Landlord shall be entitled to the award and for any consequential damages to and diminution of the Premises not taken; provided, however, that Tenant shall be entitled to that part of any award that relates to Tenant’s Improvements or other property of Tenant.

21.4.    Easement.     In the event of the taking of an easement or any other taking which shall be of an interest or estate in the land less than a fee simple (other than a taking for temporary use mentioned in Section 21.5), as a result of which the remainder of the Premises shall be insufficient for the economic and commercially feasible operation by Tenant, this lease shall terminate and expire with the same force and effect as in the case of a taking pursuant to Section 21.1. Otherwise, such taking shall be deemed a taking insufficient to terminate this lease, and the division of the award shall be governed by Section 21.3 insofar as that Section shall be applicable. Any part of an award for change of grade which shall remain unexpended after such restoration shall be the property of Landlord. If any award shall include change of grade and any other item or element of damage, that part which shall be specifically attributed to change of grade shall be applied in accordance with this Section by the court or other body authorized to make the award or, if not so attributed, shall be determined by agreement between the parties or by arbitration pursuant to Section 33.

21.5.    Temporary Use.     In the event of a taking of all or a part of the Premises for temporary use, this lease shall continue without change, as between Landlord and Tenant, and Tenant shall be entitled to the award made for such use, provided that:

(a)    the award shall be apportioned between Landlord and Tenant as of the date of the expiration of the then current Term; and provided, further that if any such award shall be in a lump sum or in installments covering a period of time greater than three months, Tenant shall be entitled to a sum equal to a maximum of three months’ rent and the balance of such award shall be deposited with Landlord (or with an authorized institution as selected by Tenant) for payment to Tenant in equal quarter-annual installments; and

(b)    Tenant shall be entitled to file and prosecute any claim against the condemning authority for damages and to recover the same, for any negligent use, waste or injury to the demised premises throughout the balance of the then current term of this lease. The amount of damages so recovered shall be paid directly to Landlord and shall be distributed in the same manner as provided in Section 22 with respect to proceeds of insurance.

21.6.    Disputes. In the event of any dispute between Landlord and Tenant with respect to any issue of fact (other than one determined by the condemnation court or condemnation commissioner or other body authorized to make the award) arising out of a taking described in this Section 21, the dispute shall be resolved by arbitration pursuant to Section 33.

22.    DESTRUCTION OF PREMISES.

22.1    In the event the building on the Leased Premises is damaged or destroyed by fire, casualty or disaster Landlord shall promptly and diligently cause the same to be substantially restored to the prior existing condition (with any additional improvements required by virtue of any changes in ordinances, or building codes) within one hundred eighty (180) days after commencement of such repairs and in no event more than two hundred twenty (220) days after the occurrence of such damage, using contractors and suppliers at its sole discretion; provided, however, that if Tenant has failed to maintain insurance which complies with the provisions of Section 9 above, any costs of restoration not covered by insurance shall be paid by Tenant; and provided, further, however that if Tenant has maintained insurance which complies with the provisions of Section 9 above, any costs of restoration which exceed the proceeds of insurance shall be paid by Landlord. This Lease shall remain in full force and effect except that an abatement of Rent and other charges under this Lease shall be allowed Tenant for such part of the Premises as shall be rendered unusable by Tenant in the conduct of its business during the time as such part is so unusable, as determined by the agreement of Landlord and Tenant, or, if they are unable to agree, by arbitration in accordance with Section 33; provided that if the space rendered unusable is of such a nature that Tenant cannot reasonably operate its business from the Premises, as reasonably determined by Tenant, then the Rent and other charges under this Lease shall abate completely until all repairs are complete. If such repairs cannot be made within the time periods above, or if the estimate of the cost of making such repairs exceeds fifty percent (50%) of the value of the Premises, either party may elect, upon written notice to the other within sixty (60) days after the date of such casualty, to terminate this Lease, in which event this Lease shall terminate and all Rent shall be prorated as of the date of the casualty. In the event that any casualty occurs during the last twelve (12) months of the then current Term of this Lease which casualty will, in Tenant’s reasonable opinion, not be repaired in time to return the Premises to Tenant with at least nine (9) months remaining under the Term, then Tenant shall have the right to terminate this Lease upon written notice to Landlord within sixty (60) days after the date of such casualty and all Rent shall be prorated as of the date of the casualty. The net insurance proceeds which are payable in case of any casualty resulting in damage or destruction to the Leased Premises shall be received by Landlord, for the sole purpose of paying for the costs of repairing, restoring, or rebuilding the property so damaged by fire or other risks covered by the insurance, and the costs of making temporary repairs, or doing such work as may be necessary to protect the leased property against further injury. If, however, the improvements on the Leased Premises are damaged to the extent of more than fifty percent (50%) of their then value during the last six (6) months of the Term, or any extended or renewal term, and the damage is covered under insurance maintained by Tenant meeting the requirement of this Lease, either Landlord or Tenant shall have the right to cancel this Lease by notice in writing to the other given within thirty (30) days of the date of such casualty effective as of the date of the notice. In the event this Lease is canceled, all insurance proceeds attributable to the damage to the Building shall become the property of Landlord and all such proceeds attributable to the interruption of Tenant’s business, the damage to Tenant’s property, or similar coverages shall become the property of Tenant. Notwithstanding the preceding provisions of this Section 22, in the event that the Building is damaged, or destroyed by fire, casualty or disaster and Tenant is required to pay amounts for the replacement or repairs in excess of any insurance proceeds, and the useful life of the improvements is greater than the then remaining term of the Lease, including any extensions, Tenant shall have the option to extend the term of this Lease for a period equal to: (a) the total consideration paid by Tenant in excess of the insurance proceeds, divided by (b) the annual lease payments in the prior Lease Year, multiplied by (c) three (3), and the resulting total equals the number of years Tenant shall be allowed the option to extend the Lease. For example, if the prior year’s annual base rental under subsection 4.2 above was $403,200.00 and Tenant is obligated to pay $2,000,000 to repair or replace the Premises above and beyond the proceeds of property insurance, then Tenant would divide $2,000,000 by the prior lease year annual lease expense of $403,200 for a total of 4.96. Tenant would then multiply 4.96 times Three (3) for a total of 14.88, and Tenant would have the option to lease the Premises for an additional 14.88 years beyond the Original Term and any option terms. This additional term shall be in accordance with the terms of this Lease.

22.2    A total destruction of the Premises shall automatically terminate this Lease. For purposes of this Section 22.2, “total destruction” shall mean any damage that renders at least seventy-five percent (75%) of the Premises untenantable as reasonably determined by Tenant, and the time to repair the Premises is reasonably likely to take more than two-hundred twenty (220) days to complete (from the date of casualty) as reasonably determined by Tenant.

23.    NOTICES.

23.1     Tenant.     (a) All notices, demands and requests which may or are required to be given by either party to the other shall be in writing. All notices, demands and requests by Landlord to Tenant shall be deemed to have been properly given if served personally on Tenant or Tenant’s registered agent, by e-mail or other commercially acceptable electronic means with written receipt confirmed, by facsimile transmission against facsimile confirmation, by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), addressed to Tenant to the attention of Cathy Rissler, (e-mail Cathy.Rissler@iea.net) at 3900 E White Ave, Clinton, IN 47842 or at such other place and to the attention of such other person as Tenant may, from time to time, designate in a written notice to Landlord.

(b) A copy of each notice to Tenant shall be given in writing by personal delivery or by e-mail other commercially acceptable electronic means with written receipt confirmed, by facsimile transmission against facsimile confirmation, by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), to the following parties at the following addresses, e-mail addresses and facsimile numbers:

6325 Digital Way, Suite 460
Indianapolis, IN 46278
Attention:    JP Roehm
Facsimile:    [_________]
Email:        JP.Roehm@iea.net

with copies (which shall not constitute notice) to:

c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Los Angeles, CA 90049
Attention:    Peter Jonna
Facsimile:    310-442-0540
Email:        peter.jonna@oaktreecapital.com

Kirkland & Ellis LLP
333 South Hope Street
Los Angeles, CA 90071
Attention:     Tana M. Ryan, P.C.
    Bryan Ikegami
Facsimile:     (213) 680-8500
Email:     tryan@kirkland.com
bryan.ikegami@kirkland.com

23.2    Landlord.
All notices, demands and requests by Tenant to Landlord shall be deemed to have been properly given if served personally on Landlord, by e-mail or other commercially acceptable electronic means with written receipt confirmed, by facsimile transmission against facsimile confirmation, by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), addressed to Landlord at:

Snort Equipment, LLC
1401 North Second Street
Rockford, Illinois 61107
Attention:    John Holmstrom
Facsimile:    815-963-7415
Email:        jholmstrom@williamcharles.com

or such other place as Landlord may, from time to time, subsequently designate in a written notice to Tenant.

23.4    Third Parties. Each of the parties will promptly submit a copy of any notice received by such party from any third person affecting the rights of either party under this Lease.

24.    DEFAULT.

24.1    Default Notice. If Tenant fails to pay any rental or other amounts payable by Tenant under this Lease for a period of fifteen (15) days after written notice of non-payment has been given to Tenant by Landlord; or if Tenant or Landlord defaults in the performance of any other of the terms, conditions or covenants contained in this Lease to be observed or performed by it and does not remedy the default within thirty (30) days after written notice (or, in the case of an default which cannot be remedied within that time, does not commence the remedy within thirty (30) days and diligently pursue it to completion), or if Tenant abandons the Leased Premises, or a voluntary or involuntary petition in bankruptcy is filed by or against Tenant or Landlord and is not dismissed within 120 days thereafter, then in each such event the party in question shall be in default under this Lease.

24.2    Remedies. In the event that either party is in monetary or material non-monetary default beyond any applicable notice and cure periods under this Lease, the party not in default shall have the right to terminate and to cancel this Lease by a written notice to that effect; provided, however, that Tenant shall not have the right to terminate or cancel this Lease unless and until it shall have given written notice by registered or certified mail of the default by Landlord to the holder or holders of any mortgage or deed of trust covering the Leased Premises and afforded such a mortgagee or trustee the same time and opportunity afforded Landlord to cure the default, including time to take possession of the premises by an expeditious trustee’s sale or foreclosure action, if this should be necessary to effect the cure.

24.3    Landlord’s Remedies. If Tenant is in monetary or material non-monetary default beyond any applicable notice and cure periods, Landlord, without excluding any other rights or remedies that it may have, shall have the immediate right to take any one or more of the following actions:

a)    to re-enter the Leased Premises and remove all persons and property from the Leased Premises, or

b)    to cancel this Lease effective immediately or to cancel the same effective as of any date which Landlord may select, or

c)    to seek past due installments of rent one or more times, without prejudice, reserving the right to proceed later for remaining installments.

24.4     Cancellation. In the event Landlord exercises the right to cancel this Lease, then:

a)    Landlord shall use reasonable efforts, as soon as the cancellation is effective, to re-enter the Leased Premises and re-let the same for such price and on such terms as may be immediately available, without notice or court proceedings, Tenant assenting to and expressly waiving the necessity of any notice to vacate;

b)    In the event Landlord relets the Premises, all payments of Base Rent by the new tenant shall apply to future payments of Base Rent that become due from Tenant, if any; and

c)     In the event Landlord relets the Premises at a rate in excess of the Base Rent hereunder, such excess shall be held by Landlord until the expiration of the Term (as determined if no default had occurred) and apply such excess to future payments of Base Rent that become due from Tenant, if any; and

d)    Notwithstanding the cancellation of this Lease, Tenant shall be and remain liable not only for all rent payable to the date the cancellation becomes effective but also for all damages or loss, including reasonable attorney’s fees, suffered by Landlord for the remaining term of this Lease resulting from such cancellation. In no event shall Landlord be entitled to consequential or punitive damages.

24.5 (a) If Landlord fails to perform or observe any covenant or condition to be performed or observed by Landlord under this Lease, such failure shall constitute a default under this Lease and Tenant has the right to notify Landlord in writing of such default and thereafter Landlord shall cure such default within thirty (30) days after receiving such notice. If the default by Landlord requires cure in less than thirty (30) days due to an emergency situation as determined by Tenant, then Tenant shall have the right to provide a shorter cure period as is appropriate under the circumstances known to Tenant.

(b) If the action(s) to be performed or observed by Landlord (other than in connection with an emergency) is (are) of such a nature that Landlord cannot reasonably be expected to complete such action(s) within thirty (30) days, then Landlord shall have such additional time to take such action(s) as may be reasonably needed under the circumstances and Landlord shall not be in default under the Lease so long as Landlord proceeds in good faith and diligently and continuously pursues such cure to completion within sixty (60) days.

(c) Notwithstanding anything in this Lease to the contrary, Tenant shall have the right to cure any default of Landlord under this Lease which has continued beyond any applicable cure period and be reimbursed by Landlord therefor together with interest at the Prime Rate then in effect and announced as such in the Wall Street Journal plus 5% and Tenant shall also have the right to terminate this Lease in the event that Tenant does not elect to cure on Landlord’s behalf or in the event that Landlord fails to cure within the cure period set forth in this Section 24.5 by delivery of written notice to Landlord. Tenant shall have the right to set off against any and all rent and other charges under this Lease any and all costs, expenses and liabilities incurred by Tenant in connection with a default by Landlord hereunder or Tenant’s cure of such default, including, but not limited to, attorneys’ fees. Any amounts not reimbursed to Tenant upon demand shall accrue interest at the Prime Rate then in effect and announced as such in the Wall Street Journal plus 5%.

25.    CONTINUED LIABILITY FOR RENT. Tenant agrees that no surrender of the Leased Premises, and no action taken on the part of Landlord to repossess the Leased Premises, shall release or relieve Tenant of its continued liability for the payment of rent, unless such release is evidenced in writing by Landlord.

26.    WAIVERS. No waiver by Landlord or Tenant of any default on the part of Tenant or Landlord nor any extension of time by Landlord or Tenant to Tenant or Landlord for any purpose whatsoever shall affect the obligations of the Guarantor or be held or deemed to be a waiver of any of the provisions or terms of this Lease or of any default subsequently occurring and no termination of this Lease in any manner shall affect the rights of the parties against each other as of the time of such termination.

27.    RIGHT OF FIRST REFUSAL.

27.1     Grant. If Tenant is not then in monetary or material non-monetary default beyond any applicable notice and cure periods under this Lease and if permitted under the terms of any laws or rules applicable to Landlord, at any time that Landlord determines to and is legally empowered to sell the Premises or receives an offer to purchase the Premises upon terms and conditions acceptable to Landlord, Tenant shall have the first right to purchase the premises upon the terms and conditions selected by Landlord, or upon the same terms and conditions as set forth in any bonafide offer to purchase acceptable to or accepted by Landlord subject to Tenant’s rights under this Section 27.1.

27.2    Manner of Exercising Right of First Refusal. At any time Landlord decides to sell the Premises, or receives an offer to purchase upon terms and conditions acceptable to Landlord, Landlord shall give written notice to Tenant in the manner provided above. Within ten (10) business days after this notice, Tenant may give written notice to Landlord of its intention to purchase upon the same terms and conditions as those set forth in the notice.

27.3    Closing. The closing (the “Closing”) of the purchase of the Property shall mean the date on which the Property is sold to Tenant by Landlord. The Closing date shall be set by the mutual agreement of Landlord and Tenant for a date which is not later than ninety (90) days after the date the Right of First Refusal is exercised, or the date for Closing contained in the acceptable offer to purchase, whichever shall be sooner.

27.4	Title Matters.

a)	Type. Landlord shall convey to Tenant or its nominee, the title to the Premises by a good and sufficient recordable special warranty deed.

b)
Evidence of Title. Landlord shall provide at its expense within not more than thirty (30) days after date of exercise of Right of First Refusal a title commitment for an ALTA owner’s title insurance policy, issued by a title insurance company acceptable to Tenant having terms and exceptions which are consistent with those of the acceptable third party offer, or if none, with the standard general exceptions for mechanics’ liens and unrecorded leases deleted (the “Title Policy”) in the amount of the Purchase Price, covering the title to the Premises on or after the date of this Agreement, showing title in Landlord. The title commitment shall be conclusive evidence that the quality or state of title is as it describes as to all matters insured by the policy, subject only to the exceptions stated in the commitment. Within ten (10) days after receiving the Title Policy, Tenant shall notify Landlord in writing of any title exceptions which are unpermitted exceptions.

27.5	Closing Procedure.

a)	Landlord’s Instruments. At Closing, Landlord shall deliver or cause to be delivered to Tenant a duly executed and acknowledged Special Warranty Deed conveying the Premises to Tenant or its nominee.

28.    ATTORNEY’S FEES. In the event of any suit, action or proceeding at law or in equity, by either of the Parties against the other by reason of any manner or thing arising out of this Lease, the prevailing party shall recover not only its legal costs but also its reasonable attorney’s fees and other litigation expenses.

29.    APPROVALS AND CONSENTS. Whenever any approval or consent is required by either Party, the Parties agree that such consent or approval shall not be unreasonably withheld, conditioned or delayed.

30.    SUCCESSORS AND ASSIGNS. The covenants and agreements contained in this Lease shall extend to, be binding on, and inure to the benefit of the Parties, their respective heirs, executors, administrators, successors and assigns.

31.    APPLICABLE LAW. The laws of the State of Illinois shall be employed in the interpretation of any of the covenants of this Lease, and Landlord and Tenant expressly consent to venue in Winnebago County, Illinois, in any action arising under this Lease.

32.    ENTIRE BINDING AGREEMENT. This Lease together with the Exhibits, if any, contains all of the agreements between the parties to this Lease and it may not be modified in any manner other than by agreement in writing signed by all the Parties or their successors in interest.

33.    ARBITRATION. All disputes between Landlord and Tenant arising under this lease shall be resolved by arbitration in the following manner:

Any party shall give a written notice (the Notice) to the other specifying the dispute, question or controversy and stating in concise terms the position of that party. Within ten (10) days after the date of the Notice the parties shall attempt to agree upon an arbitrator, and the parties shall submit to that arbitrator a concise written statement of their positions relating to the matter. The “First Decision Date” shall mean the date which is twenty (20) days from the date that the arbitrator receives the parties’ statements of position. If the parties fail to agree upon an arbitrator within the initial ten (10) day period, or if the arbitrator fails to make a decision by the First Decision Date, then within ten days after the First Decision Date the party giving notice and the remaining party shall each appoint an arbitrator and shall submit to each arbitrator a concise statement of their positions. If the two arbitrators fail to agree on a decision resolving the dispute within twenty (20) days after the First Decision Date, the two arbitrators shall appoint a third arbitrator within twenty‑five (25) days after that date, and the dispute shall be resolved by the agreement of any two of the arbitrators within forty-five (45) days after the First Decision Date. The decision of the arbitrators designated or selected in accordance with this paragraph shall be conclusive on the parties. In the event that any party fails to appoint an arbitrator when required to do so under the provisions of this paragraph (except the appointment of the one mutually agreeable arbitrator within the first five‑day period), the decision of the arbitrator appointed shall be conclusive on all parties. In the event that all parties fail to appoint the arbitrators in accordance with the provisions of this paragraph or in the event that the arbitrators are unable to make a decision for any reason, the dispute shall be settled in accordance with the applicable rules of the American Arbitration Association.

35.    MEMORANDUM.    Tenant reserves the right to record a general memorandum of this Lease describing the parties to the lease and the lease duration and location of the Premises.

36.    SEVERABILITY. Should any part, term or provision of this Lease contravene, or be invalid under, the laws of the United States of America, the State in which the Premises is situated, or any political subdivision thereof, such contravention, or invalidity shall not invalidate any other provision of this Lease, and the Lease shall be construed as if not containing the particular provision or provisions held to be invalid, and this Lease shall be amended to include a part, term or provision that covers the same subject matter as the invalid provision and is as close to being the same provision as possible without contravening or being invalid with respect to the particular law in question.

37.    HEADINGS. The headings contained herein are for convenience only and shall not be used to define, explain, modify or aid in the interpretation or construction of the contents hereof.

38.    INTEGRATION; MODIFICATION. This Lease, and any rider or Exhibit thereto, constitutes the entire agreement among the parties, and contains all of the agreements among the parties with respect to the subject matter hereof. This Lease supersedes any and all agreements, either oral or in writing, among the parties hereto with respect to the subject hereof, including, for the avoidance of doubt, that certain Lease Agreement by and between Landlord and William Charles Construction Company, LLC, an Illinois limited liability company, dated February 1, 2017. This Lease may not be amended, altered or modified except by a written instrument signed by both Landlord and Tenant.

39.    CONSTRUCTION. The language in all parts of this Lease shall in all cases be construed as a whole according to its fair meaning, and without implying a presumption that the terms in the Lease shall be more strictly construed against one party by reason the rule of construction that a document is to be construed more strictly against the person who himself or through his agent prepared the Lease, it being agreed that representatives of both parties have reviewed and participated in the preparation of the Lease.

40.    COMPUTATION OF TIME. All periods of time referred to in this Lease shall include all Saturdays, Sundays and state or federal holidays; provided, however, that if the date or last day to perform any act or give any notice with respect to this Lease shall fall on a Saturday, Sunday, or state or federal holiday, such act or notice shall be timely performed if given on the next succeeding day which is not a Saturday, Sunday, state or federal holiday. Time is of the essence for all rights and obligations under this Lease.

41.    COUNTERPARTS. This Lease may be executed in any number of counterparts and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. The signature and acknowledgment page from one or more counterparts may be detached for filing with any other executed counterparts of this Lease.

42.    NO AGENCY. The parties agree that the business relationship created under this Lease is solely that of Landlord and Tenant. Nothing contained in the Lease shall constitute Tenant as an agent, legal representative, partner, subsidiary, joint venturer or other business relationship between Landlord and Tenant. Tenant shall have no right or power to and shall not bind or obligate Landlord in any way, manner or thing whatsoever, nor represent that it has the right to do so.

43.    AUTHORITY. The persons signing this Lease on behalf of Landlord and Tenant each represent and warrant that they have the legal right and authority to sign the Lease on behalf of the party he is signing for, and that no other signature or action is required in order to bind such party to the terms of this Lease.

44.    LANDLORD WAIVER AND CONSENT. Landlord hereby acknowledges and agrees that to the extent it now or hereafter would have any right to a lien or landlord-lien on any of Tenant’s property, Landlord fully and unconditionally waives and releases such lien. Furthermore, within ten (10) days after request by Tenant, Landlord shall execute a form of waiver and consent as required by Tenant’s lender, which will, among other things, permit such lender to access and remove any of Tenant’s personal property from the Premises.

45.    BROKERS. Landlord and Tenant each represent and warrant to the other that it has not engaged the services of any real estate broker or agent in any way connected with this transaction. Each party agrees to indemnify and hold the other party harmless from any claims for a commission or other fee due as a result of this transaction due to the act(s) or omissions of one party. This provision shall survive expiration or termination of this Lease.

46.    STAND-ALONE FACILITY. Landlord represents and warrants that the Premises are (i) subject to the terms, covenants, conditions, agreements, obligations, and easements contained in Section X of Guilford Square Plat No. 2 Declaration of Protective Covenants for Guilford Square Office Park (“Declaration”); (ii) is a part of the Guilford Square Office Park Association (“Association”), (iii) is a stand-alone facility that is separately taxed and assessed with all utilities available and separately metered, (iv) except as provided in this Section, is not part of a larger overall development, and (v) except for dues, assessments, or other impositions under the Declaration of the Association, the Premises are not subject to any cost-sharing, contribution or any other financial arrangement or agreement involving any other property with respect to common area maintenance costs, insurance costs, taxes, utilities and/or any other costs or fees (collectively, the “Non-Stand-Alone Costs”). Landlord shall hold Tenant harmless, and indemnify Tenant, from and against any and all liabilities, obligations, damages, penalties, claims, causes of action, reasonable costs and expenses, including reasonable attorneys’ fees, incurred by or asserted against Tenant (or the Premises) as a result of or arising out of any Non-Stand-Alone Costs or any breach of the foregoing warranties.

47.    PURCHASE AGREEMENT. Nothing contained herein is intended to modify, limit or otherwise affect the representations, warranties, covenants, agreements and indemnifications contained in the Purchase Agreement, and such representations, warranties, covenants, agreements and indemnifications shall remain in full force and effect in accordance with the terms of the Purchase Agreement.

48.     GUARANTY. For so long as Tenant has any obligations under this Lease, Guarantor hereby absolutely, irrevocably and unconditionally guarantees all such obligations of Tenant under this Lease. In the event of a default under this Lease, Landlord shall have the right to enforce this Guaranty against either or both of Guarantor and Tenant directly as primary obligors hereunder, and during the Term, the interests of the Guarantor shall be subject to the same limitations, conditions, and Landlord rights as those of the Tenant.

[Signatures continue on following pages]

[Signature Page to Lease]

Landlord, Tenant and Guarantor have signed this Lease on the date set forth above.

LANDLORD:

Snort Equipment, LLC

_________________________________

By:______________________________

Its:______________________________

[Signature Page to Lease]

TENANT:

William Charles Construction Company, LLC

_________________________________

By:______________________________

Its:______________________________

GUARANTOR:

Infrastructure and Energy Alternatives, Inc.

_________________________________

By:______________________________

Its:______________________________

EXHIBIT A
LEGAL DESCRIPTION

Lot Eight (8) as designated upon Plat No. 2 of Guilford Square, being a subdivision of part of the Northwest Quarter (1/4) of Section 22, Township 44 North, Range 2 East of the Third principal meridian, the plat of which subdivision is recorded in book 39 of plats on page 58B in the recorder’s office of Winnebago County, Illinois; situated in the County of Winnebago and the State of Illinois.

EXHIBIT B

Form No. 1402.06
ALTA Owner's Policy (6-17-06)

Policy Page 2
Policy Number: **27306-211447719**

SCHEDULE B

File No.: **162275** Policy No.: **27306-211447719**

EXCEPTIONS FROM COVERAGE

This policy does not insure against loss or damage, and the Company will not pay costs, attorneys' fees, or expenses that arise by reason of:

Part One:

1. Right or claims of parties in possession not shown by the public records.
2. Easements or claims of easements, not shown by the public records.
3. Any encroachments, encumbrance, violation, variation or adverse circumstance affecting title that would be disclosed by an accurate and complete survey of the land pursuant to the "Minimum Standards of Practice," 68 Ill. Admin. Code, Sec. 1270.56(b)(6)(P) for residential property or the ALTA/ACSM land title survey standards for commercial/industrial property.
4. Any lien or right to lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.
5. Taxes, or special assessments, if any, not shown as existing liens by the public records.
6. Loss or damage by reason of there being recorded in the public records, any deeds, mortgages, lis pendens, liens or other title encumbrances subsequent to the Commitment date and prior to the effective date of the final Policy.

Part Two:

1. General taxes for the year(s) 2016, 2017 and subsequent years which are not yet due and payable. Tax Identification No.: **12-22-103-004**
2. The premises in question is part of the Guilford Square Office Park Association, Inc., Association and is subject to association dues or assessments.
3. Building setback line(s) as shown on the plat of subdivision. (Affects the Westerly 30 feet and the Southerly 30 feet)
4. Easements for public utilities as shown on the plat of subdivision. (Affects the North 5 feet and the East 5 feet)
5. Easement provisions as noted on the plat of subdivision recorded August 1, 1991, in Plat Book 39 on page 58B, as Document No. 1936809, wherein an easement was reserved for and granted to designated governmental bodies and public utilities or cable television companies with the necessary authorizations and/or franchises and their respective successors and assigns and the terms and conditions therein contained.
6. Terms, covenants, conditions, agreements, obligations and easements, **contained in Section X of Guilford Square Plat No. 2 Declaration of Protective Covenants for Guilford Square Office Park** recorded August 19, 1991 in Microfilm No. 91-31-0769, as Document No. 1939097, but deleting any covenant, condition or restriction indicating a preference, limitation or discrimination based on race, color, religion, sex, handicap, familial status or national origin to the extent such covenants, conditions or restrictions violate 42 USC 3604 (c), disclosed therein.

Fidelity National Title Insurance Company

EXHIBIT C

INVESTOR RIGHTS AGREEMENT

LOCK-UP AGREEMENT
This LOCK-UP AGREEMENT dated _____________, 2018 (the “Agreement”) is entered into by and between Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Company”), Nathan J Howard 2006 DYN Trust (the “Seller”) and any Permitted Transferees (as defined herein) that from time to time after the date hereof, become a party hereto by executing a Joinder. Capitalized terms used in this Agreement and not otherwise defined will have the meanings given to them in the Purchase Agreement (as defined below).
WHEREAS, IEA Energy Services LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of the Company (together with its subsidiaries, “IEA”), the Acquired Companies party thereto, the seller parties thereto (which included Seller) and William Charles, Ltd., an Illinois corporation (in its additional capacity as Sellers’ Representative) entered into the Equity Purchase Agreement, dated as of October 12, 2018 (the “Purchase Agreement”); and
WHEREAS, it is a condition to the consummation of the transactions contemplated by the Purchase Agreement that the Company and Seller enter into this Agreement, with respect to the Common Stock to be issued to the Seller as set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:
1.Defined Terms
. For purposes of this Agreement, the following terms shall have the meanings set forth below:
“Common Stock” means the shares of the Company’s common stock, par value $0.0001 per share.
“Exchange Act” means the United States Securities Exchange Act of 1934, as it may be amended from time to time, together with all the rules and regulations promulgated thereunder.
“Holders” means the holders of the Lock-Up Shares and the term “Holder” means any such Person.
“Joinder” means a joinder to this Agreement pursuant to which a Permitted Transferee agrees to be bound by all provisions of this Agreement.
“Lock-Up Period” means the period of time commencing on the date of this Agreement and ending on the earliest of (i) _____________, 2019     Nine-month anniversary of the closing date. and (ii) the mathematical average of the daily volume-weighted average sales price per share of the Company’s Common Stock for any consecutive 30-day period, exceeds 150% of the Closing Date Stock Price.
“Lock-Up Shares” means the shares of Common Stock issued to the Seller pursuant to the terms of the Purchase Agreement, and any other securities issued in respect of such shares of Common Stock or into which such shares of Common Stock are later reclassified or converted.
“NASDAQ” means The Nasdaq Stock Market LLC.

“Permitted Transferee” shall mean a Person or entity to whom a Holder of Lock-Up Shares transfers such Lock-Up Shares in accordance with this Agreement, to the extent such Lock-Up Shares remain Lock-Up Shares following such transfer.
“Purchase Agreement” has the meaning set forth in the Recitals.
“SEC” means the Securities and Exchange Commission or any similar agency having jurisdiction to enforce the Securities Act.
“Securities Act” means the United States Securities Act of 1933, as it may be amended from time to time, together with all the rules and regulations promulgated thereunder.
“Transfer” means any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, hypothecation, mortgage, exchange, transfer or other disposition or act of alienation, whether voluntary or involuntary or by operation of law. The terms “Transferred” and “Transferring” have correlative meanings.
2.Lock-Up Agreement.
(a)During the Lock-Up Period, without the prior written consent of the Company, no Holder of the Lock-Up Shares shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise Transfer or agree to Transfer, directly or indirectly, establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any Lock-Up Shares or (ii) enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares.
(b)The foregoing restrictions shall not, in any manner, apply to, limit, preclude, or restrict any Transfer of Lock-Up Shares by any Holder, including the Seller, (i) in the case of an individual, by gift or sale to one or more of the members of such individual’s immediate family or to a trust, limited liability company or partnership (provided, that the beneficiaries of such trust, or members or partners of such limited liability company or partnership are limited to members of such individual’s immediate family or other entities described in this clause (i)) or to an Affiliate of such Person, (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (iii) in the case of an individual, pursuant to a qualified domestic relations order, or (iv) to the Company for no value for cancellation, (iv) in the case of any trust, limited liability company or partnership, by gift or sale to one or more of its beneficiaries, members or partners, or any Affiliate of any of the foregoing; provided, that, in the case of clauses (i), (ii), (iii) and (iv), such Person shall execute and deliver to the Company a Joinder agreeing to be bound by the provisions of this Section 2 as a Holder and a party hereto. Any Transfer made in contravention of this Section 2 shall be null and void.
3.Rule 144
. The Company shall use its reasonable best efforts to file any reports required to be filed by it under the Securities Act and the Exchange Act, and it will use its reasonable best efforts to take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144(c) under the Securities Act, to the extent required to enable such holder to sell shares of Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.
4.Listing. The Company shall use its reasonable best efforts to maintain the listing of the Company’s shares on the NASDAQ or other national securities exchange.

5.Legend. The stock certificate(s) issued with respect to the Lock-Up Shares may bear a legend describing the restrictions set forth in this Agreement. Notwithstanding the foregoing, upon the request of the Holder(s), the Company shall promptly cause any such legend to be removed from such stock certificate(s) following the expiration of the Lock-Up Period.
6.Miscellaneous.
(a)Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given: (i) when delivered personally by hand (with written confirmation of receipt); (ii) when sent by e-mail; (iii) when received or rejected by the addressee if sent by registered or certified mail, postage prepaid, return receipt requested; or (iv) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If the Company:
Infrastructure and Energy Alternatives, Inc. 6325 Digital Way, Suite 460 Indianapolis, Indiana 46278 Attention: Chief Financial Officer Email: andrew.layman@iea.net

With a required copy to (which shall not constitute notice):

Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Attention: Carol Anne Huff Email: carolanne.huff@kirkland.com

If to the Seller, to:
Nathan J Howard 2006 DYN Trust c/o 1401 North Second Street Rockford, IL 61107 Attention:John Holmstrom E-mail:jhlmstrom@williamcharles.com

With a required copy to (which shall not constitute notice):

HolmstromKennedyPC 800 North Church Street Rockford, IL 61103 Attention:Kristine Pihl Youman E-mail:kyouman@hkrockford.com if to the other Holders, to such address set forth on the signature pages hereto for such Holders.
(b)Amendments and Modifications
. With the written consent of the Company and the Holders of at least a majority of the Lock-Up Shares at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
(c)Specific Performance
. The parties hereto intend that each of the parties have the right to seek damages or specific performance in the event that any other party hereto fails to perform such party’s obligations hereunder. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (i) any defenses in any legal proceeding for an injunction, specific performance or other equitable relief, including the defense that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) any requirement under law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.
(d)Third Parties
. Except as expressly set forth herein, nothing expressed or implied in this Agreement is intended or shall be construed to confer on any Person, other than the Company and the Holders, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.
(e)Severability
. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.
(f)Entire Agreement
. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits hereto, supersede all prior agreements and understandings, whether written or oral, between the parties with respect to such subject matter.
(g)Termination
. The provisions of this Agreement shall terminate and be of no further force or effect on the last day of the Lock-Up Period, without any further action on the part of any Person, provided that the Company’s obligations pursuant to Section 5, shall survive such termination until full performed.
(h)Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with the laws of the state of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the state of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Delaware, including its statutes of limitations.
(i)WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE

TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
(j)Jurisdiction and Venue. Each party consents to the jurisdiction and venue of the United States District Court for the District of Delaware, or the Court of Chancery of the state of Delaware, as applicable, for any action arising from or in connection with the interpretation or enforcement of this Agreement. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
(k)Successors and Assigns
.Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors, assigns, heirs, legatees and legal representatives.  This Agreement and any rights hereunder are not assignable except in accordance with the terms of this Agreement.
(l)Headings
. The section headings of this Agreement are included for reference purposes only and shall not affect the construction or interpretation of any of the provisions of this Agreement.
(m)Counterparts
. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which will constitute one agreement. Execution and delivery of this Agreement by exchange of electronically transmitted counterparts bearing the signature of a party hereto will be equally as effective as delivery of a manually executed counterpart of such party hereto. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, will be treated in all manner and respect as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such party forever waives any such defense.
(n)Certain Representations and Warranties; Covenants
. Each party hereby represents and warrants to the other parties as follows: (i)(a) if such party is an entity, such party has all requisite authority to execute and deliver this Agreement and to perform its obligations hereunder and (b) if such party is an individual, such party has all requisite capacity to execute and deliver this Agreement and to perform his or her obligations hereunder, (ii) this Agreement has been duly executed and delivered by such party and constitutes a valid, legal and binding agreement of such party, enforceable against such party in accordance with its terms and (iii) neither the execution of this Agreement by such party nor the performance of such party’s obligations hereunder will conflict with or violate, or result in a breach or default under, any applicable law or legal requirement or any agreement to which such party is a party or is otherwise bound.
(o)Rules of Interpretation. The section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties, and will not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days (excluding Business Days) or months will be deemed references to calendar days or months. All references to “$” will be deemed references to United States dollars. Unless the context of this Agreement otherwise expressly requires, any reference to a “Section,” “Exhibit,” or “Schedule” will be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable. Unless the context of this Agreement otherwise clearly requires (i) the words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (iii) any reference to any federal, state, local or foreign statute or other Law will be deemed also to refer to all rules and regulations promulgated thereunder; (iv) all terms defined in this Agreement will have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein; (v) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term; (vi) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (vii) with respect to the determination of any period of time, the word “from” or “since” means “from and including” or “since and including,” as applicable, and the words “to” and “until” each means “to and including”; (viii) references herein to any contract means such contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof as of the applicable date of determination; (ix) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; (x) references in this Agreement to a particular law means such law as amended, modified, supplemented or succeeded, from time to time and as of the applicable date of determination; (xi) “to the extent” means the degree to which and not simply “if”; and (xii) “or” is disjunctive but not exclusive.
(p)Joint Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed, or have cause to be executed, this Agreement on the date first written above.

COMPANY:

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

By: Name: Title:

SELLER:

Nathan J Howard 2006 DYN Trust

By: Name: John Holmstrom Title: Trustee

EXHIBIT D

INTELLECTUAL PROPERTY ASSIGNMENT

INTELLECTUAL PROPERTY ASSIGNMENT
THIS INTELLECTUAL PROPERTY ASSIGNMENT (this “Assignment”) is made and entered into as of __________, 2018 (“Effective Date”) by and between William Charles, Ltd., an Illinois corporation, with its principal office at 833 Featherstone Road, Rockford, IL 61107, and William Charles Risk Management, LLC, an [ ] corporation, with its principal office at [ ] (William Charles, Ltd. and William Charles Risk Management, LLC, each, an “Assignor” and collectively, “Assignors”) and IEA Energy Services LLC, a Delaware limited liability company, with its principal office at 6325 Digital Way, Suite 460, Indianapolis, IN 46278 (“Assignee”).
WHEREAS, William Charles, Ltd. and Assignee are parties to that certain Equity Purchase Agreement dated as of October 12, 2018 (the “Purchase Agreement”), pursuant to which William Charles, Ltd. and the other Sellers party thereto have agreed to sell, transfer and assign to Assignee, and Assignee has agreed to purchase from Sellers, all of the Equity Interests (as defined therein) in the Acquired Companies (as defined therein), as more fully described therein;
WHEREAS, William Charles, Ltd. and Assignee are parties to that certain Transition Services Agreement dated as of ___________, 2018 (the “Transition Services Agreement”); and
WHEREAS, as a condition to consummating the transactions contemplated by the Purchase Agreement, Assignors and Assignee have agreed to enter into this Assignment, pursuant to which each Assignor agrees to sell, assign and transfer to Assignee, and Assignee agrees to acquire from Assignors, the Assigned Marks and Assigned IP (defined below).
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Assignor and Assignee agree as follows:

1.	Defined Terms. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

(a)
The term “Assigned IP” means the web pages, text, script, content, data and information (i) located at any website using any domain name included in the Assigned Marks as of the Closing Date and primarily related to the businesses of the Acquired Company Entities, or (ii) located at any website using any domain name included in the Assigned Marks following the term of the Transition Services Agreement or any IT disentanglement plan agreed to by William Charles, Ltd. and Assignee pursuant to the terms of the “IT-Related Services Exhibit” in the Transition Services Agreement, together with all copyright and other intellectual property and proprietary rights in and to any of the foregoing.

(b)
The term “Assigned Marks” means (i) the trademark and service mark and trade name “William Charles,” including, without limitation, the United States trademark applications and registrations set forth on Schedule A, (ii) the “WC” logo as identified on Schedule B, (iii) the trademark and service mark and trade name “WORKSAFE,” including, without limitation, the trademark applications and registrations set forth on Schedule A, (iv) the domain names set forth on Schedule C and (v) any derivations, variations, modifications, transliterations and translations of any of the foregoing items set forth in clauses (i) through (iv), and any Marks the same as or confusingly similar to any of the foregoing items set forth in clauses (i) through (iv) and this clause (v), together with any Marks comprising, consisting of, containing or including any such items (collectively, “Derivatives”), to the extent that each Assignor has any rights, title or interest in or to such Derivatives; in each case, together with all goodwill associated with each of the foregoing.

(c)
The term “Marks” means all (i) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, rights to social media accounts, and other indicia of source or origin, and domain names, together with all goodwill associated with each of the foregoing, and (ii) registrations or applications for any of the foregoing.

2.
Assignment. Each Assignor hereby sells, conveys, assigns, transfers and delivers to Assignee, and shall cause its Affiliates (as defined in the Purchase Agreement) to sell, convey, assign, transfer and deliver to Assignee, the entire right, title and interest in and to the Assigned Marks and the Assigned IP, for the United States and for all foreign countries, including, without limitation, any registrations and applications therefor, any renewals and extensions of the registrations, and all other corresponding rights that are or may be secured under the laws of the United States or any foreign country, now or hereafter in effect, for Assignee’s own use and enjoyment, and for the use and enjoyment of Assignee’s successors, assigns or other legal representatives, as fully and entirely as the same would have been held and enjoyed by each Assignor if this Assignment had not been made, together with all income, royalties or payments due or payable as of the Effective Date or thereafter, including, without limitation, all claims for damages by reason of past, present or future infringement or other unauthorized use or violation of the Assigned Marks or the Assigned IP, with the right to sue for, and collect the same for Assignee’s own use and enjoyment and for the use and enjoyment of its successors, assigns or other legal representatives.

Each Assignor hereby requests the Commissioner of Patents and Trademarks and the Register of Copyrights of the United States, and the corresponding entities or agencies in any applicable foreign countries, as applicable, to record Assignee as the assignee and owner of the Assigned Marks and Assigned IP.

3.	Other Provisions.

(a)
Each Assignor represents and warrants that: (i) it is the sole and exclusive owners of the Assigned Marks set forth on Schedules A through C and of the Assigned IP (including, without limitation, the corresponding rights set forth in the above), free and clear of any liens, security interests, licenses, options or other encumbrances; (ii) it has the full right and authority to execute this Assignment and to assign and transfer to Assignee the Assigned Marks and the Assigned IP and the rights assigned and transferred herein; and (iii) neither Assignor nor any of their Affiliates has executed, or will execute, any agreement or other instrument in conflict herewith.

(b)
Each Assignor shall, and shall cause its Affiliates to, take all further actions, and provide to Assignee, Assignee’s successors, assigns or other legal representatives, all such cooperation and assistance (including, without limitation, the execution and delivery of any and all affidavits, declarations, oaths, samples, exhibits, specimens, assignments, powers of attorney or other documentation), requested by Assignee to more fully and effectively effectuate the purposes of this Assignment, including, without limitation, with respect to the following: (i) the preparation, prosecution and maintenance of any application or registration relating to any of the rights assigned herein; (ii) the prosecution or defense of any interference, opposition, infringement, dilution or other proceedings that may arise in connection with any of the rights assigned herein, including, without limitation, testifying as to any facts relating to the Assigned Marks and Assigned IP and this Assignment; (iii) obtaining any additional trademark, service mark and copyright protection relating to rights assigned herein that Assignee reasonably may deem appropriate that may be secured under the laws now or hereafter in effect in the United

States or in any foreign country; and (iv) recordation, implementation and perfection of this Assignment in all applicable jurisdictions throughout the world.

(c)
Subject to the terms of the Transition Services Agreement and any IT transition plan agreed to by the parties pursuant to the terms of the “IT-Related Services Exhibit” of the Transition Services Agreement, Assignor shall, and shall cause its Affiliates to, effect such assignment and transfer of the domain names included in the Assigned Marks (the “Assigned Domain Names”) in accordance with the domain name transfer procedures of the applicable registrars for the Assigned Domain Names, including, without limitation, (i) contacting such registrars to transfer the Assigned Domain Names and to reflect Assignee as the registrant of the Assigned Domain Names, and (ii) executing applicable domain name registrar transfer agreements or documents, assignments, lawful oaths and any other papers which Assignee may deem necessary. If, due to applicable registrar rules or regulations, an Assigned Domain Name cannot be transferred, each Assignor and Assignee agree to discuss a reasonable resolution. Until such reasonable resolution is reached, each Assignor shall, and shall cause its Affiliates to, maintain such Assigned Domain Name in full force and effect. Each of Assignors and their Affiliates does hereby instruct, authorize, and direct any and all registrars thereof to transfer each Assigned Domain Name to an account as directed by Assignee. Each Assignor shall, and shall cause its Affiliates to, cooperate with Assignee, provide all information requested by Assignee, and follow Assignee’s instructions in order to effect the transfer of each Assigned Domain Name in a timely manner, and each of Assignors and its Affiliates hereby expressly permit and authorize Assignee to provide a copy of this Assignment to any such registrar as necessary to accomplish such transfer.

4.	Miscellaneous Provisions.

(a)
Severability. If any provision, clause or part of this Assignment, or the application thereof under certain circumstances, is held invalid, illegal or unenforceable by any court of competent jurisdiction, the remainder of this Assignment, or the application of such provision, clause or part under other circumstances, shall not be affected thereby and shall remain in full force and effect. Any such invalid provision shall be modified to give it maximum effect consistent with the intent of the stricken provision so as to allow its enforceability under applicable law.

(b)
Entire Agreement. This Assignment, the Purchase Agreement, and the Transition Services Agreement constitute the entire agreement among the parties to this Assignment and supersede any prior and contemporaneous understandings, agreements or representations by or among the parties hereto, written or oral, that may have related in any way to the subject matter hereof.

(c)
Governing Law. This Assignment shall be governed by, and construed and enforced in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, including its statutes of limitations.

(d)
Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS ASSIGNMENT OR ANY OF THE TRANSACTIONS

CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

(e)
Jurisdiction and Venue. Each party hereto consents to the jurisdiction and venue of the United States District Court for the District of Delaware, or the Court of Chancery of the State of Delaware, as applicable, for any Action (as defined in the Purchase Agreement) arising from or in connection with the interpretation or enforcement of this Assignment. The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(f)
Counterparts. This Assignment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Assignment and any amendments hereto, to the extent signed and delivered by means of digital imaging and electronic mail or a facsimile machine, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

(g)
Purchase Agreement. Nothing contained herein is intended to modify, limit or otherwise affect the representations, warranties, covenants, agreements and indemnifications contained in the Purchase Agreement and the Transition Services Agreement, respectively, and such representations, warranties, covenants, agreements and indemnifications shall remain in full force and effect in accordance with the terms of the Purchase Agreement and Transition Services Agreement, respectively.

[Signature Page Follows.]
IN WITNESS WHEREOF, each Assignor and Assignee have caused this Assignment to be executed by their duly authorized representatives as of the Effective Date.

William Charles, Ltd.	IEA Energy Services LLC

Name:	Name:
Title:                                                     Title:

William Charles Risk Management, LLC

Name:

Title:                         SCHEDULE A
U.S. TRADEMARK REGISTRATIONS AND APPLICATIONS

Registration or Serial No.	Registration or Filing Date	Status	Mark	Assignor
87857407	March 30, 2018	Pending Application	WILLIAM CHARLES (word mark)	William Charles, Ltd.
3616595	May 5, 2009	Registered	WORKSAFE (word mark)	William Charles Risk Management LLC
87857444	March 30, 2018	Pending	WC (design mark)	William Charles Ltd.

SCHEDULE B
WC LOGO

SCHEDULE C
DOMAIN NAMES

Domain Name	Registrar	Website Site	Website Provider
eci-il.com	Rockriver Internet
forestcitylogistics.com	Rockriver Internet
ragnarbenson.com	Network Solutions	x	Webby
rbic.com	Network Solutions	x	Webby
rochelle-energycenter.com	Rockriver Internet
rockfordblacktop.com	Rockriver Internet
rockfordelectricpower.com	Rockriver Internet
rockfordsandandgravel.com	Rockriver Internet
williamcharles.com	Rockriver Internet	x	Webby
williamcharlesconstruction.com	Rockriver Internet	x	Webby
williamcharleselectric.com	Rockriver Internet
williamcharlesenergy.com	Rockriver Internet
williamcharlesrealestate.com	Rockriver Internet		WIX
williamcharlesweest.com	Rockriver Internet
structors.com	Network Solutions
rockyglenohv.com	Rockriver Internet

EXHIBIT E

LICENSE AGREEMENT

Trademark License AGREEMENT
This Trademark License Agreement, dated as of ____________, 2018 (this “License Agreement”), is entered into by and among William Charles, Ltd., an Illinois corporation (“WC Ltd.”), William Charles Real Estate Investment L.L.C., an Illinois limited liability company and affiliate of WC Ltd. (“WCRE”), and William Charles Investments, Inc., an Illinois corporation and affiliate of WC Ltd. (“WCI”, and together with WC Ltd. and WCRE, each, a “Licensee,” and collectively, “Licensees”), and IEA Energy Services LLC, a Delaware limited liability company (“Licensor”).
RECITALS
WHEREAS, WC Ltd. and Licensor are parties to that certain Equity Purchase Agreement, dated as of October 12, 2018 (the “Purchase Agreement”), pursuant to which Sellers have agreed to sell, transfer and assign to Licensor, and Licensor has agreed to purchase from Sellers, all of the Equity Interests in the Acquired Companies, as more fully described therein;
WHEREAS, as a condition to consummating the transactions contemplated by the Purchase Agreement, WC Ltd. and William Charles Risk Management, LLC and Licensor are parties to that certain Intellectual Property Assignment, dated as of the date hereof (the “IP Assignment”), pursuant to which WC Ltd. and William Charles Risk Management, LLC have agreed to sell, transfer and assign to Licensor, and Licensor has agreed to acquire from WC Ltd. and William Charles Risk Management, LLC, certain intellectual property; and
WHEREAS, as a condition to consummating the transactions contemplated by the Purchase Agreement, Licensor and Licensees have agreed to enter into this License Agreement, pursuant to which Licensor agrees to grant to Licensees a non-exclusive license to use certain trademarks acquired by Licensor pursuant to the IP Assignment, subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, Licensor and Licensees hereby agree as follows:
ARTICLE I
Definitions
Section 1.01    Definitions. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.
(a)“Licensed Marks” means the “William Charles” mark and the “WC” logo assigned to Licensor pursuant to the IP Assignment, together with the goodwill associated therewith.
ARTICLE II
Trademark License
Section 2.01    Trademark License. Subject to the terms and conditions of this License Agreement, Licensor hereby grants to each Licensee a limited, non-transferable, non-assignable, non-sublicenseable, non-exclusive license to use the applicable Licensed Mark in the U.S. in its name and otherwise in connection with the operation of its business and solely in the form and manner used by such Licensee during the twelve (12) month period prior to the effective date of this License Agreement, until the earlier of (i) such time as such Licensee notifies Licensor in writing that it has ceased the use of such Licensed Mark (ii) thirty (30) days following the exercise of the Call Option (as defined below) by Licensor, and (iii) any other termination of this License Agreement pursuant to Article III. Immediately after any Licensee ceases use of a Licensed Mark, such Licensee shall notify Licensor in writing that it has ceased the use of such Licensed Mark.
Section 2.02    Limited Use.
(b)At or within thirty (30) days following the Closing, WC Ltd. shall file a change of its corporate name with the applicable Secretary of State and file an amendment to its articles of incorporation, changing its corporate name to an alternative name which does not use the term “William Charles”, effective as of such date. Within forty-five (45) days after the Closing, WC Ltd. shall (i) make similar filings to change its name, effective as of the applicable date, in all other state and local jurisdictions in which it is qualified to do business or holds permits or licenses, and (ii) not use the term “William Charles” in its name for any purpose, except as permitted by this License Agreement or as required by Law to identify former names used by WC Ltd. No later than one hundred and eighty (180) days following the Closing, each of WCRE and WCI shall (x) file a change of its name with the applicable Secretary of State and file an amendment to its articles of incorporation or articles of organization, changing its name to an alternative name which does not use the term “William Charles”, effective as of such date, (y) make similar filings to change its name, effective as of the applicable date, in all other state and local jurisdictions in which it is qualified to do business or holds permits or licenses, and (z) not use the term “William Charles” in its name for any purpose, except as permitted by this License Agreement or as required by Law to identify former names used by such Licensee. Each Licensee shall cease use of the applicable Licensed Mark (including, without limitation, removing such Licensed Mark from signage, marketing material, business cards, pricing lists, invoices, email addresses, websites, documentation, and changing their names) as soon as reasonably practicable and prior to the termination of this License Agreement.
(c)Each Licensee shall: (i) use the applicable Licensed Mark in a commercially acceptable and responsible manner consistent with the manner in which the Licensed Mark was used in the twelve (12) month period prior to the effective date of this License Agreement, (ii) not use such Licensed Mark in a manner that may injure, demean or dilute the reputation or image of Licensor or the goodwill associated with such Licensed Mark, or otherwise reflect adversely upon the good name of Licensor, (iii) use the applicable Licensed Mark only in the specific words specified in Section 1.01 and not use such Licensed Mark in any other format, including, without limitation, any derivation, variation, modification, transliteration or translation thereof, or any word, mark, name, design or logo confusingly similar to any of the foregoing, or in combination with any word, mark, name, design or logo (collectively, “WC Marks”), (iv) not apply for or seek to register either Licensed Mark or any WC Mark and not represent that either Licensed Mark or any WC Mark is the property of Licensees or any of their Affiliates, and (v) not challenge Licensor’s ownership of, or the validity or enforceability, of either Licensed Mark or any registrations or applications relating thereto.
Section 2.03    Quality Control. Each Licensee shall ensure that its use of the applicable Licensed Mark in connection with its businesses and services provided must be of (i) such quality as will, in Licensor’s reasonable judgment, protect the goodwill, image and reputation associated with such Licensed Mark, and (ii) such quality that is at least equivalent to that of the corresponding use by such Licensee during the twelve (12) month period prior to the effective date of this License Agreement. Each Licensee shall cooperate with and assist Licensor to enable Licensor to monitor and ensure compliance with such quality standards and other obligations under this License Agreement by each Licensee.
Section 2.04    No Other Licenses. Each Licensee acknowledges and agrees that (i) each Licensee or its Affiliates have assigned and transferred all right, title and interest in and to each Licensed Mark to Licensor in connection with the transactions contemplated by the Purchase Agreement, and (ii) Licensor solely and exclusively owns all right, title and interest in and to each Licensed Mark. Except for the license expressly granted in Section 2.01, no rights or licenses to or under either Licensed Mark or any other Intellectual Property is granted by Licensor under this License Agreement, whether by implication, estoppel or otherwise.
ARTICLE III
Termination
Section 3.01    Termination of Agreement. This License Agreement shall terminate in its entirety on the earlier of (i) the date upon which all of the Licensees have notified Licensor in writing that they have ceased all use of each Licensed Mark, (ii) thirty (30) days following the date of exercise of the Call Option by Licensor, or (iii) in accordance with Section 3.03 or Section 3.04.
Section 3.02    Call Option. Licensor shall have an option (the “Call Option”) to terminate this License Agreement for any reason or no reason at any time following the twelve (12) month anniversary of the effective date of this License Agreement. Licensor may exercise the Call Option by delivering written notice to the Licensees of its intent to exercise the Call Option. This License Agreement shall terminate thirty (30) days following the date of exercise of the Call Option.
Section 3.03    Breach. Licensor may terminate this License Agreement immediately upon breach of any provision of this License Agreement by any Licensee, if such breach shall have continued without cure for a period of thirty (30) days after receipt by such Licensee of a written notice of such breach from Licensor.
Section 3.04    Insolvency. In the event that any Licensee shall (i) file a petition in bankruptcy, (ii) become or be declared insolvent, or become the subject of any proceedings (not dismissed within sixty (60) days) related to its liquidation, insolvency or the appointment of a receiver, (iii) make an assignment on behalf of all or substantially all of its creditors, or (iv) take any corporate action for its winding up or dissolution, then Licensor shall have the right to terminate this License Agreement with respect to such Licensee immediately by providing written notice in accordance with Section 5.01.
Section 3.05    Effect of Termination. Upon termination or expiration of this License Agreement, (i) each Licensee shall immediately and permanently cease all use of each Licensed Mark, and (ii) all rights and obligations of the parties hereto shall terminate, except for the provisions of Section 1.01, Section 2.02(a), Section 2.02(b)(iv), Section 2.02(b)(v), Section 2.04, this Section 3.05, Article IV and Article V, which shall survive any termination or expiration of this License Agreement.
ARTICLE IV
Disclaimer; Indemnification
Section 4.01    Disclaimer. NOTWITHSTANDING ANYTHING THAT MAY BE TO THE CONTRARY, NEITHER LICENSOR NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO THIS LICENSE AGREEMENT, AND LICENSOR AND EACH OF ITS AFFILIATES EXPRESSLY DISCLAIMS, AND EACH LICENSEE HEREBY EXPRESSLY WAIVES, ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, ARISING BY COMMON LAW, STATUTE, OR OTHERWISE, WITH RESPECT TO THIS LICENSE AGREEMENT, INCLUDING, WITHOUT LIMITATION, (I) ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND (II) ANY IMPLIED WARRANTY ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING OR USAGE OR TRADE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH LICENSEE ACKNOWLEDGES AND AGREES THAT THE LICENSED MARK IS PROVIDED “AS IS, WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO TITLE, OWNERSHIP, USE, NON-INFRINGEMENT, VALIDITY, ENFORCEABILITY, SCOPE AND REGISTRABILITY.

Section 4.02    Indemnification. Each Licensee shall indemnify, defend and hold harmless Licensor and its Affiliates and each of its and their respective directors, officers, employees, agents and representatives from and against any and all Losses relating to, arising out of or resulting from (i) any breach of Article II by any Licensee, or (ii) the bad faith, gross negligence or willful misconduct of any Licensee in connection with the use of either Licensed Mark.
ARTICLE V
Miscellaneous
Section 5.01    Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or via e-mail with receipt acknowledged in writing by e-mail or by facsimile transmission with facsimile confirmation, mailed by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), to the parties hereto at the following addresses, e-mail addresses and facsimile numbers:

If to Licensees:	William Charles, Ltd. 1401 North Second Street Rockford, IL 61107 Attention:John Holmstrom III Telephone:815-963-7400 Facsimile:815-963-7415
with a copy (which shall not constitute notice) to:	HolmstromKennedyPC 800 North Church Street Rockford, IL 61103 Attention:Kristine Youman Telephone:815-962-7071 Facsimile:815-962-7181
If to Licensor	6325 Digital Way, Suite 460 Indianapolis, IN 46278 Attention:JP Roehm E-mail:JP.Roehm@iea.net Facsimile:[_________]
with copies (which shall not constitute notice) to:
c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Los Angeles, CA 90049
Attention:Peter Jonna
Email:peter.jonna@oaktreecapital.com
Facsimile:[_________]
and
Kirkland & Ellis LLP
333 South Hope Street, 29th Floor
Los Angeles, California 90071
Attention:Tana M. Ryan, P.C.
Bryan Ikegami
E-mail:tryan@kirkland.com
bryan.ikegami@kirkland.com
Facsimile:(213) 680-8500

All such notices, requests and other communications will (a) if delivered personally to the address provided in this Section 5.01, by e-mail to the e-mail address provided in this Section 5.01, or by facsimile transmission to the facsimile number provided in this Section 5.01 be deemed given on the day so delivered, or, if delivered after 5:00 p.m. local time of the recipient or on a day other than a Business Day, then on the next following Business Day, (b) if delivered by mail in the manner described above to the address provided in this Section 5.01, be deemed given on the earlier of the fifth (5th) Business Day following mailing or upon receipt, and (c) if delivered by overnight courier to the address provided in this Section 5.01, be deemed given on the earlier of the first (1st) Business Day following the date sent by such overnight courier or upon receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 5.01. Any party hereto from time to time may change its address, e-mail address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to each of the other parties hereto.
Section 5.02    Headings. The section headings contained in this License Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this License Agreement.
Section 5.03    Severability. If any provision, clause or part of this License Agreement, or the application thereof under certain circumstances, is held invalid, illegal or unenforceable by any court of competent jurisdiction, the remainder of this License Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby and shall remain in full force and effect. Any such invalid provision shall be modified to give it maximum effect consistent with the intent of the stricken provision so as to allow its enforceability under applicable Law.
Section 5.04    Entire Agreement. This License Agreement and the Purchase Agreement constitute the entire agreement among the parties hereto and supersede any prior and contemporaneous understandings, agreements or representations by or among the parties hereto, written or oral, that may have related in any way to the subject matter hereof.
Section 5.05    Successors and Assigns. This License Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this License Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Licensee without the prior written consent of Licensor. Licensor may assign this License Agreement (a) to one or more Affiliates of Licensor, (b) for collateral security purposes to any bona fide lender providing financing to Licensor or the Acquired Companies, or (c) to any assignee of the applicable Licensed Mark. Any assignment in violation of this Section 5.05 shall be null and void ab initio.
Section 5.06    No Third-Party Beneficiaries. This License Agreement is not intended to, and shall not, confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.
Section 5.07    No Agency. Nothing in this License Agreement shall constitute or be deemed to constitute a partnership or joint venture between any Licensee and the Licensor, or cause or be deemed to cause the Licensor to be the agent or employee of any Licensee or any Licensee to be the agent or employer of the Licensor, for any purpose whatsoever, and neither the Licensees, on the one hand, nor the Licensor, on the other hand, shall have authority or power to bind the other or to contract in the name of, or create a liability against, the other in any way or for any purpose.
Section 5.08    Amendment and Waivers. No amendment of any provision of this License Agreement shall be valid unless the same shall be in writing and signed by the parties hereto. No waiver by any party hereto of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any such prior or subsequent occurrence unless otherwise expressly provided in writing.
Section 5.09    Governing Law. This License Agreement shall be governed by, and construed and enforced in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, including its statutes of limitations.
Section 5.10    Waiver of Jury Trial. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LICENSE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS LICENSE AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
Section 5.11    Jurisdiction and Venue. Each party hereto consents to the jurisdiction and venue of the United States District Court for the District of Delaware, or the Court of Chancery of the State of Delaware, as applicable, for any Action arising from or in connection with the interpretation or enforcement of this License Agreement. The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
Section 5.12    Counterparts. This License Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This License Agreement and any amendments hereto, to the extent signed and delivered by means of digital imaging and electronic mail or a facsimile machine, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.
Section 5.13    Purchase Agreement. Nothing contained herein is intended to modify, limit or otherwise affect the representations, warranties, covenants, agreements and indemnifications contained in the Purchase Agreement, and such representations, warranties, covenants, agreements and indemnifications shall remain in full force and effect in accordance with the terms of the Purchase Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this License Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

[LICENSEE ENTITIES]
By:_____________________ Name: Title:

IEA ENERGY SERVICES LLC
By___________________ Name: Title:

EXHIBIT F

TRANSITION SERVICES AGREEMENT

TRANSITION SERVICES AGREEMENT
This Transition Services Agreement, dated as of ____________, 2018 (this “Agreement”), is entered into between William Charles, Ltd., an Illinois corporation (“WC Ltd.”), and IEA Energy Services, LLC, a Delaware limited liability company (“Purchaser”). Capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement (defined below).
RECITALS
WHEREAS, WC Ltd., each of the other Sellers party thereto, Purchaser, the Acquired Companies party thereto and WC Ltd. in its capacity as Sellers’ Representative have entered into that certain Equity Purchase Agreement, dated as of October 12, 2018 (the “Purchase Agreement”), pursuant to which Sellers have agreed to sell, assign, transfer and convey to Purchaser, and Purchaser has agreed to purchase and acquire from Sellers, all of the issued and outstanding Equity Interests in the Acquired Companies, as more fully described therein; and

WHEREAS, in order to ensure an orderly transition of certain aspects of the Acquired Companies’ business to Purchaser and as a condition to consummating the transactions contemplated by the Purchase Agreement, Purchaser and WC Ltd. have agreed to enter into this Agreement, pursuant to which (i) WC Ltd. will provide, or cause its subsidiaries or affiliates to provide, to Purchaser or the Acquired Companies certain services, and (ii) Purchaser will provide, or cause its subsidiaries to provide, to WC Ltd. or its affiliates certain services, in each case on a transitional basis and subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, WC Ltd. and Purchaser hereby agree as follows:

ARTICLE I
Definitions
Section 1.01    Definitions. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement. For purposes of this Agreement, each of WC Ltd. (and its subsidiaries and affiliates) and Purchaser (and its subsidiaries), when providing the applicable Services, is referred to herein as the “Provider” in its capacity as the provider of such Services, and each of WC Ltd. (including its affiliates) and Purchaser (including the Acquired Companies), when receiving the applicable Services, is referred to as the “Recipient” in its capacity as the recipient of such Services.
ARTICLE II
Services
Section 2.01    Provision of Services.
(a)The Provider agrees to provide, or to cause its subsidiaries or affiliates, as applicable, to provide, the services (the “Services”) set forth on the exhibits attached hereto (as such exhibits may be amended or supplemented pursuant to the terms of this Agreement, collectively, the “Service Exhibits”) to the Recipient for the respective periods and on the other terms and conditions set forth in this Agreement and in the respective Service Exhibits. The Provider shall perform the Services in a professional and workmanlike manner and in compliance with all applicable laws and regulations. The Provider, directly or indirectly through one or more affiliates, shall have the right to hire third-party subcontractors to provide all or part of any Service hereunder.
(b)Notwithstanding the contents of the Service Exhibits, to the extent that WC Ltd. and Purchaser mutually agree, the applicable Provider shall, in addition to the Services, provide, and cause its subsidiaries or affiliates, as applicable, to provide, such additional services to the applicable Recipient as set forth on a supplemental exhibit signed by each of WC Ltd. and Purchaser and referencing this Agreement, with the scope, term, costs and other terms and conditions applicable to such services to be mutually agreed upon after good faith negotiations between the parties. Any such additional services so provided by the applicable Provider (or its subsidiaries or affiliates, as applicable) shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement as if fully set forth on a Service Exhibit as of the date hereof.
(c)Subject to Section 3.02 and Section 3.03, the obligations of the Provider under this Agreement to provide Services shall terminate with respect to each Service on the end date specified in the applicable Service Exhibit (the “End Date”). Notwithstanding the foregoing, the parties acknowledge and agree that the Recipient may determine from time to time that it does not require all the Services provided to such Recipient set out on one or more of the Service Exhibits or that it does not require such Services for the entire period up to the applicable End Date. Accordingly, the Recipient may terminate any such Service, in whole and not in part, upon fifteen (15) days’ (or such longer period as may be set forth in the Services Exhibits with respect to a particular Service) prior notification to the Provider in writing of any such determination.
Section 2.02    Access to Premises. In order to enable the provision of the Services by the Provider, upon reasonable notice to the Recipient, the Recipient agrees that it shall provide to the Provider’s and its subsidiaries’ employees and any third-party service providers or subcontractors who provide Services, at no cost to the Provider, reasonable access to the facilities, assets and books and records of the Recipient, in each case solely to the extent necessary for the Provider to fulfill its obligations under this Agreement.
Section 2.03    Consents, Permissions or Approvals. Except as may be more specifically set forth in the Service Exhibits, notwithstanding anything herein to the contrary, if any third-party consents, permissions or approvals are required to be obtained in order for the Provider to satisfy its obligations to provide, or cause its subsidiaries or affiliates to provide, any Services, the Provider shall use its commercially reasonable efforts to obtain such consents, permissions or approvals, and, if still not obtained, the Provider will continue to provide, and cause its subsidiaries or affiliates to provide, services to the Recipient that are substantially similar to the Services for which such consent, permission or approval was sought but not obtained, without any unreasonable disruption to any systems or functions that are material to the operation of the Recipient’s business.
Section 2.04    Title to Equipment, Management and Control. All procedures, methods, systems, strategies, tools, equipment, facilities and other resources owned and used by the Provider and any of its affiliates in connection with the provision of Services (collectively, the “Equipment”) will remain the property of such Provider and its affiliates and will at all times be under the sole direction and control of such Provider and its affiliates. Management of, and control over, the provision of Services (including the determination or designation at any time of the Equipment, employees, vendors, suppliers, contractors and other resources of the Provider and its affiliates to be used in connection with the provision of the Services) will reside solely with such Provider. Without limiting the generality of the foregoing, all matters relating to labor relations between or among the Provider and its subsidiaries and any employee(s) thereof will be within the exclusive control of such Provider and its affiliates, and the Recipient will take no action affecting such matter.
ARTICLE III
Compensation
Section 3.01    Terms of Payment and Related Matters.
(d)As consideration for provision of the Services, the Recipient shall pay to the Provider the amount specified for each Service on such Service’s respective Service Exhibit, and shall reimburse the Provider for all reasonable costs and expenses incurred in connection with the provision of the Services. If a charge is not expressly set forth for a particular Service in this Agreement, the Service shall be provided free of charge during the transition period for that particular Service.
(e)As more fully provided in the Service Exhibits and subject to the terms and conditions therein:
(i)The Provider shall provide the Recipient, in accordance with Section 7.01 of this Agreement, with monthly invoices (“Invoices”), which shall set forth in reasonable detail amounts payable under this Agreement (including supporting documentation for any third-party costs and expenses incurred); and
(ii)payments pursuant to this Agreement shall be made by the Recipient to the Provider, by wire transfer of immediately available funds, within thirty (30) days after the date of receipt of an Invoice. In addition to any other remedies for non-payment, if any undisputed payment is not received by the Provider on or before the date such amount is due, then a late payment interest charge, calculated at 2.0% per annum rate, shall immediately begin to accrue and any such late payment interest charges shall become immediately due and payable in addition to the amount otherwise owed under this Agreement.
Section 3.02    Extension of Services. The parties agree that the Provider shall not be obligated to perform any Service after the applicable End Date; provided, however, that if the Recipient desires and the Provider agrees to continue to perform any of the Services after the applicable End Date, the parties shall negotiate in good faith to determine an amount that compensates the Provider for all of its costs and expenses for such performance. The Services so performed by the Provider after the applicable End Date shall continue to constitute Services under this Agreement and be subject in all respects to the provisions of this Agreement for the duration of the agreed-upon extension period.
Section 3.03    Terminated Services. Upon termination or expiration of any or all Services pursuant to this Agreement, or upon the termination of this Agreement in its entirety, the Provider shall have no further obligation to provide the applicable terminated Services and the Recipient will have no obligation to pay any future compensation relating to such Services (other than for or in respect of Services already provided in accordance with the terms of this Agreement and received by the Recipient prior to such termination).
Section 3.04    Invoice Disputes. In the event of an Invoice dispute, the Recipient shall deliver a written statement to the Provider no later than five (5) days prior to the date payment is due on the disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 3.01(b). The Provider shall provide to the Recipient, or shall cause its affiliates to so provide, any records relating to the disputed amount which are reasonably requested by the Recipient, and the parties shall seek to resolve all such disputes expeditiously and in good faith. When the disputed amount has been resolved, either by mutual agreement of the parties or by a final decision by a court of competent jurisdiction, the party owing any amount to another party shall pay such amount owed to such other party within five (5) days of such resolution.
Section 3.05    No Right of Setoff

. Each of the parties hereby acknowledges that it shall have no right under this Agreement to offset any amounts owed (or to become due and owing) to the other party, whether under this Agreement, the Purchase Agreement or otherwise, against any other amount owed (or to become due and owing) to it by the other party.
Section 3.06    Taxes. The Recipient shall be responsible for all sales, use, excise, value-added, goods and services, and other similar taxes, levies and charges (“Sales Taxes”) imposed or assessed as a result of the provision of Services by the Provider to the Recipient. If the Provider or any of its subsidiaries is required to pay such Sales Taxes, the Provider shall set forth the amount of such Sales Taxes separately on the Invoice and the Recipient shall reimburse the Provider in accordance with the provisions in Section 3.01.
ARTICLE IV
Termination
Section 4.01    Termination of Agreement. Subject to Section 4.04, this Agreement shall terminate in its entirety (i) on the date upon which WC Ltd. and Purchaser shall have no continuing obligation to perform any Services as a result of each of their expiration or termination in accordance with Section 2.01(c) or Section 4.02 or by mutual agreement of the parties or (ii) in accordance with Section 4.03.
Section 4.02    Breach. Any party (the “Non-Breaching Party”) may terminate this Agreement with respect to any Service at any time upon prior written notice to the other party (the “Breaching Party”) if the Breaching Party has failed to perform any of its material obligations under this Agreement relating to such Service, and such failure shall have continued without cure for a period of thirty (30) days after receipt by the Breaching Party of a written notice of such failure from the Non-Breaching party seeking to terminate such Service. For the avoidance of doubt, non-payment by the Recipient for a Service provided by the Provider in accordance with this Agreement and not the subject of a good-faith dispute shall be deemed a breach for purposes of this Section 4.02.
Section 4.03    Insolvency. In the event that either party hereto shall (i) file a petition in bankruptcy, (ii) become or be declared insolvent, or become the subject of any proceedings (not dismissed within sixty (60) days) related to its liquidation, insolvency or the appointment of a receiver, (iii) make an assignment on behalf of all or substantially all of its creditors, or (iv) take any corporate action for its winding up or dissolution, then the other party shall have the right to terminate this Agreement by providing written notice in accordance with Section 7.01.
Section 4.04    Effect of Termination. Upon termination of this Agreement in its entirety pursuant to Section 4.01, all obligations of the parties hereto shall terminate, except for the provisions of Section 3.03, Section 3.05, Section 3.06, Article V, Article VI and Article VII, which shall survive any termination or expiration of this Agreement.

ARTICLE V
Confidentiality
Section 5.01    Confidentiality.
(f)During the term of this Agreement and thereafter, the parties hereto shall, and shall instruct their respective directors, officers, employees, agents and representatives (collectively, “Representatives”) to, maintain in confidence and not disclose the other party’s financial, technical, sales, marketing, development, personnel, and other information, records, or data, including, without limitation, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications or any other proprietary or confidential information, however recorded or preserved, whether written or oral, in each case obtained in connection with the provision of Services under this Agreement (any such information, “Confidential Information”). Each party hereto shall use the same degree of care, but no less than reasonable care, to protect the other party’s Confidential Information as it uses to protect its own Confidential Information of like nature. Unless otherwise authorized in any other agreement between the parties, any party receiving any Confidential Information of the other party (the “Receiving Party”) may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the “Permitted Purpose”). Any Receiving Party may disclose such Confidential Information only to its Representatives who have a need to know such information for the Permitted Purpose and who have been advised of the terms of this Section 5.01 and the Receiving Party shall be liable for any breach of these confidentiality provisions by such Persons; provided, however, that any Receiving Party may disclose such Confidential Information in connection with enforcing the Receiving Party’s rights under this Agreement, or to the extent such Confidential Information is required to be disclosed under Law, and in the latter case the Receiving Party shall promptly notify, to the extent possible, the disclosing party (the “Disclosing Party”), and take reasonable steps at the Disclosing Party’s expense to assist in contesting such Law or in protecting the Disclosing Party’s rights prior to disclosure, and in which case the Receiving Party shall only disclose such Confidential Information that it is legally bound to disclose under such Law.
(g)Notwithstanding the foregoing, “Confidential Information” shall not include any information that the Receiving Party can demonstrate: (i) was generally available to the public or publicly known at the time of disclosure to it, or has become publicly known through no act of the Receiving Party or its Representatives in breach of this Section 5.01; (ii) was rightfully received from a third party without a duty of confidentiality; (iii) was developed by it independently without any reliance on the Confidential Information; or (iv) was already in the possession of the Receiving Party prior to its disclosure by the Disclosing Party.
(h)Upon demand by the Disclosing Party at any time, or upon expiration or termination of this Agreement with respect to any Service, the Receiving Party agrees promptly to return or destroy, at the Receiving Party’s option, all Confidential Information. If such Confidential Information is destroyed, an authorized officer of the Receiving Party shall certify to such destruction in writing.
(i)During the term of this Agreement and thereafter, in the event of any conflict or inconsistency between the terms of this Section 5.01 and the terms of Section 6.07 of the Purchase Agreement (or any other terms of confidentiality set forth in the Purchase Agreement) which apply to the same subject matter, the terms of this Section 5.01 shall govern and control.
ARTICLE VI
Limitation on Liability; Indemnification
Section 6.01    Limitation on Liability. Except as may be more specifically set forth in the Service Exhibits, in no event shall either party have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, whether based on statute, contract, tort or otherwise, and whether or not arising from the other party’s sole, joint, or concurrent negligence, strict liability, criminal liability or other fault. Except as may be more specifically set forth in the Service Exhibits, in no event shall either party’s liability hereunder exceed an amount equal to the aggregate amount actually received by the Provider as payment for the Services rendered hereunder.
Section 6.02    Indemnification.
(j)Subject to the limitations set forth in Section 6.01, and subject to the terms specifically set forth in the Service Exhibits, WC Ltd. shall indemnify, defend and hold harmless Purchaser and its affiliates and each of their respective Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all losses of the Purchaser Indemnified Parties relating to, arising out of or resulting from the bad faith, gross negligence or willful misconduct of WC Ltd. or its subsidiaries or affiliates or any third party that provides a Service to Purchaser pursuant to Section 2.01(a) in connection with the provision of, or failure to provide, any Services to Purchaser pursuant to this Agreement, in each case except for any damages which have resulted from any Purchaser Indemnified Party’s bad faith, gross negligence or willful misconduct in connection with any such actions or inactions.
(k)Subject to the limitations set forth in Section 6.01, and subject to the terms specifically set forth in the Service Exhibits, Purchaser shall indemnity, defend and hold harmless WC Ltd. and its affiliates and each of their respective Representatives (collectively, the “WC Ltd. Indemnified Parties”) from and against any and all losses of WC Ltd. Indemnified Parties relating to, arising out of or resulting from the bad faith, gross negligence or willful misconduct of Purchaser in connection with the provision of, or failure to provide, any Services pursuant to this Agreement, in each case except for any damages which have resulted from any WC Ltd. Indemnified Party’s bad faith, gross negligence or willful misconduct in connection with any such actions or inactions.
ARTICLE VII
Miscellaneous
Section 7.01    Notices. All Invoices, notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement must be in writing and will be deemed to have been duly given only if delivered personally or via e-mail against written receipt or by facsimile transmission against facsimile confirmation, mailed by prepaid first class certified mail (return receipt requested), or mailed by overnight courier (prepaid), to the parties at the following addresses, e-mail addresses and facsimile numbers set forth below. All such notices, requests and other communications will (a) if delivered personally to the address provided below, by e-mail to the e-mail address provided below, or by facsimile transmission to the facsimile number provided below, be deemed given on the day so delivered, or, if delivered after 5:00 p.m. local time of the recipient or on a day other than a Business Day, then on the next following Business Day, (b) if delivered by mail in the manner described above to the address provided below, be deemed given on the earlier of the third (3rd) Business Day following mailing or upon receipt, and (c) if delivered by overnight courier to the address provided below, be deemed given on the earlier of the first (1st) Business Day following the date sent by such overnight courier or upon receipt, in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 7.01. Any party from time to time may change its address, e-mail address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to each of the other parties hereto.

If to WC Ltd.:	William Charles, Ltd. 1401 North Second Street Rockford, IL 61107 Attention:John Holmstrom III Telephone:815-963-7400 Facsimile:815-963-7415
with a copy (which shall not constitute notice) to:	HolmstromKennedyPC 800 North Church Street Rockford, IL 61103 Attention:Kristine Youman Telephone:815-962-7071 Facsimile:815-962-7181
If to Purchaser	2647 Waterfront Parkway East Drive, Suite 100 Indianapolis, IN 46214 Attention:JP Roehm E-mail:JP.Roehm@iea.net Facsimile:[_________]
with copies (which shall not constitute notice) to:
c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Los Angeles, CA 90049
Attention:Peter Jonna
Email:peter.jonna@oaktreecapital.com
Facsimile:[_________]
and
Kirkland & Ellis LLP
333 South Hope Street
Los Angeles, California 90071
Attention:Tana M. Ryan, P.C.
Bryan Ikegami
E-mail:tryan@kirkland.com
bryan.ikegami@kirkland.com
Facsimile:(213) 680-8500

Section 7.02    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
Section 7.03    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
Section 7.04    Entire Agreement. This Agreement, including all Service Exhibits, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of the Purchase Agreement as it relates to the Services hereunder, the provisions of this Agreement shall control.
Section 7.05    Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either Purchaser without the prior written consent of WC Ltd., or WC Ltd. without the prior written consent of Purchaser; provided, that, (a) either Party may assign this Agreement to one or more affiliates of such Party, or (b) for collateral security purposes, Purchaser may assign this Agreement to any bona fide lender providing financing to Purchaser or the Acquired Companies; provided, that no such assignment or transfer shall relieve either Party of its obligations or agreements hereunder or require any other party hereunder to resort to any such assignee or transferee prior to seeking any remedies against such party permitted under or pursuant to this Agreement. Notwithstanding anything herein to the contrary, nothing in this Section 7.05 shall affect or impair either Party’s ability to delegate any or all of its obligations under this Agreement to one or more subcontractors pursuant to Section 2.01(a). Any assignment in violation of this Section 7.05 shall be null and void ab initio.
Section 7.06    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.
Section 7.07    Title to Software. Each of Purchaser and WC Ltd. acknowledges that it will acquire no right, title or interest (including any license rights or rights of use) in any firmware or software, or the licenses therefor that are owned by the other party hereto or its affiliates by reason of the provision of the Services hereunder.
Section 7.08    No Agency. Nothing in this Agreement shall constitute or be deemed to constitute a partnership or joint venture between the Provider and the Recipient, or cause or be deemed to cause the Provider to be the agent or employee of the Recipient or the Recipient to be the agent or employer of the Provider, for any purpose whatsoever, and neither the Provider, on the one hand, nor the Recipient, on the other hand, shall have authority or power to bind the other or to contract in the name of, or create a liability against, the other in any way or for any purpose. All Services performed by the Provider under this Agreement shall be performed by the Provider as an independent contractor, and employees of the Provider or any other entities providing Services shall at all times be under the Provider’s sole discretion and control. The Provider shall be responsible for and shall withhold or pay, or both, as may be required by Law, all Taxes pertaining to the employment of its personnel and/or performance by the Provider of the Services. The Provider also assumes full responsibility for the payment of all payroll burdens, fringe benefits and payroll taxes, whether federal, state, municipal or otherwise, relating to its employees or agents engaged in the performance of any Services.
Section 7.09    Force Majeure. In case performance of any terms or provisions hereof by a party (the “Performing Party”) shall be delayed or prevented, in whole or in part, because of or related to compliance with any Law or requirement of any national securities exchange, or because of riot, war, public disturbance, fire, explosion, storm, flood, act of God, act of terrorism or any other event that is not within the control of such Performing Party, is without the fault or negligence of such Performing Party and which by the exercise of reasonable diligence such Performing Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt written notice stating the date and extent of such interference and the cause thereof by the Performing Party to the other party (the “Affected Party”), the Performing Party shall be excused from its obligations hereunder during the period such Force Majeure Event or its effects continue, and no liability shall attach against either the Performing Party or the Affected Party on account thereof; provided, however, that the Performing Party shall promptly resume the required performance upon the cessation of the Force Majeure Event or its effects. No Performing Party shall be excused from performance if such Performing Party fails to use commercially reasonable efforts to remedy the situation and remove the cause and effects of the Force Majeure Event.
Section 7.10    Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 7.11    Governing Law. This Agreement and the Service Exhibits shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 7.12    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM

MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.
Section 7.13    Jurisdiction and Venue. Each party hereto consents to the jurisdiction and venue of the United States District Court for the District of Delaware or the Court of Chancery of the State of Delaware, as applicable, for any Action arising from or in connection with the interpretation or enforcement of this Agreement, and waive any defenses or objections to the same.
Section 7.14    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
Section 7.15    Purchase Agreement. Except as expressly set forth herein, nothing contained herein is intended to modify, limit or otherwise affect the representations, warranties, covenants, agreements and indemnifications contained in the Purchase Agreement, and such representations, warranties, covenants, agreements and indemnifications shall remain in full force and effect in accordance with the terms of the Purchase Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WILLIAM CHARLES, LTD.
By_____________________ Name: Title:

IEA ENERGY SERVICES, LLC
By_____________________ Name: Title:

Service Exhibits to the Transition Services Agreement

I. Human Resources, Personnel and Benefits-Related Services Exhibit

A.    Services to be provided by Purchaser (Provider) to WC Ltd. (“WC Ltd.”) (Recipient):

Service	Service Termination Date	Primary Contacts	Service Cost/Comments

Payroll Administration	December 31, 2018 for Service 1 April 30, 2019 for Service 2	Purchaser (Provider) contact: WC Ltd. (Recipient) contact:
Service 1: Provider will manage the payroll process, including disbursement, settlement, retroactive calculations, support orders and garnishments and final pay for current employees of Recipient. Recipient will provide Provider timely and accurate information necessary to complete Service 1.
Service 2: Provider will prepare the 2018 Forms W-2 for the employees of Recipient.
Direct allocation of actual costs incurred by or on behalf of Recipient (including reimbursement for time incurred by the Provider employee to perform Services 1 and 2).
In addition, for Service 2, a cost of $[Cost TBD] per form per employee prepared.

Legal and Human Resources and Accounting Services	March 31, 2019	Purchaser (Provider) contact: WC Ltd. (Recipient) contact:
Provider will provide Legal, Human Resources and Accounting services to Recipient utilizing personnel who have historically provided such services to WC Ltd. and the Acquired Companies (the “In-House Professionals” or, singularly, the “In-House Professional”). The In-House Professionals shall only be required to provide such services as they relate to existing matters and issues of WC Ltd. relevant to their respective areas of expertise as of the Closing, and to the extent reasonable and in a manner that does not materially limit or otherwise hinder their ability to provide services to Provider and its subsidiaries. In providing these services, the In-House Professionals have and maintain certain privileged and confidential knowledge and files necessary for the continued operations of WC Ltd. Recipient may utilize the services of the In-House Professional Services for the purpose of transitioning files, legal matters, WC Ltd. claims, insurance information, confidential and privileged information, existing projects including, without limitation, community development projects, William Charles Real Estate Investment L.L.C. files and projects, employment files, hiring practices, and other information, in each case, pertaining to the continued operations of WC Ltd. (“Professional Information”). The parties understand that transition of the Professional Information may cause an In-House Professional to provide advice and consultation to WC Ltd. (“Professional Advice”) with less than full understanding of the matter, WC Ltd.’s position or WC Ltd.’s desired outcome. WC Ltd. agrees and understands that any Professional Advice solicited after the Closing Date is accepted at WC Ltd.’s sole risk and WC Ltd. shall have no recourse against Purchaser, the Acquired Companies, any Purchaser professional liability policy, or the individual In-House Professional.
If any professional conflict arises in the provision of In-House Professional Services, the In-House Professional shall notify both parties of the potential conflict, remove himself/herself from consultation on the matter and WC Ltd. shall engage outside professional services.
[Cost TBD]

Repair and Maintenance Services at Personal Residences	One year following the Closing Date	Purchaser (Provider) contact: WC Ltd. (Recipient) contact:
One or more employees of the Acquired Companies have historically provided maintenance and repair services for certain Illinois residences, at the respective owner’s expense. As such, these employees are familiar with the mechanical, plumbing, electric, security, and other systems in the residences. To facilitate the ability of the owners to acquire and train replacements, Provider will make those employees who have previously been engaged in providing these services available to the owners.
The owners shall pay Provider for these services at the same rate as that historically charged to the owners by the Acquired Companies.

B.    Services to be provided by WC Ltd. (Provider) to Purchaser (Recipient)

Service	Service Termination Date	Primary Contacts	Service Cost/Comments

Employee Benefit Plan Participation and Administration	December 31, 2018	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
Provider, its relevant subsidiary or affiliates, shall [use their best efforts] Note to Draft: The “best efforts” standard will revert to “shall” after the necessary consents are secured from the applicable insurance carriers.  to allow all: (i) Current Employees, (ii) all individuals who are “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, (iii) all employees who become eligible for health continuation coverage pursuant to COBRA to the extent a “qualifying event” within the meaning of Section 4980B of the Code occurs during the Service period, and (iv) in each case, their respective eligible spouses and other dependents (collectively, the “Acquired Company Participants”) to continue to participate in the Provider’s Employee Benefit Plans as set forth in Schedule 1.1 to this Service Exhibit (or any benefit plans, policies or programs that are substituted in place of such plans during the Service period) (the “Provider Plans”).
Provider shall, or shall cause the relevant subsidiary or affiliate, to: (i) amend all applicable Provider Plans to allow such continued participation by the Acquired Company Participants, and (ii) use its best efforts to obtain consent from all current or future insurers/providers of the Provider Plans authorizing the continued participation of the Acquired Company Participants in the Provider Plans and under the related insurance policies and contracts through the end of the applicable Service period. Provider shall administer the Provider Plan coverages consistently with its pre-Closing practices. Services provided to include, but not limited to, enrollments, change in employee status, changes in coverage, processing of life events, addition of new dependents, etc.
Recipient will provide to Provider, as applicable, all information reasonably necessary for such continued coverage.
For any employees of Acquired Company Entities whose employment terminates from an Acquired Company Entity (or after the Closing, or Purchaser) or who otherwise experience a COBRA qualifying event within the meaning of Section 4980B of the Code prior to, on or after the Closing, such employees and their eligible spouses and dependents will be entitled to elect and enroll in COBRA coverage under the applicable Provider Plans, as required and allowed under applicable Law, with coverage effective until the Service Termination Date. After the Service Termination Date, such employees and their eligible spouses and dependents will be entitled to elect and enroll in COBRA coverage under the Recipient’s group health plan(s) with coverage effective through the end of the applicable COBRA period.
As of the Service Termination Date, Provider or one of its Affiliates (other than an Acquired Company Entity) shall be solely responsible for the provision of long-term disability benefits incurred with respect to any employees of the Acquired Company Entities who as of the Service Termination Date are or are eligible to be on long-term disability benefits (including any such employees who have experienced a disabling event prior to or as of the Service Termination Date, but have not yet satisfied the applicable elimination period) for purposes of the relevant Provider Plan providing long-term disability benefits (the “TSA Inactive Employees”), unless or until such TSA Inactive Employee returns to active employment with Purchaser or the Acquired Company Entities; provided that Provider or one of its Affiliates (other than an Acquired Company Entity) shall use their best efforts to maintain each such TSA Inactive Employee’s eligibility for benefits under the relevant Provider Plan providing long-term disability benefits should the TSA Inactive Employee return to active employment with Purchaser or the Acquired Company Entities and subsequently return to inactive or reduced hours work status due to the same previously covered disability before becoming eligible for benefits for that disability under the relevant plan of Purchaser providing long-term disability benefits.
For any employees of Acquired Company Entities and/or dependents covered by the Provider Plan providing group life and accidental death and dismemberment insurance benefits, such employees and dependents will be covered under and provided such benefits by the applicable Provider Plan and underlying insurance contract or policy for any deaths or accidents incurred prior to or on the Service Termination Date, regardless of when the claim is filed.
Administer the COBRA process, including the COBRA notification process and enrollments.
Within 15 days following the end of the month following the month in which Services were rendered, Provider shall provide to Recipient a report that sets forth the Benefits Costs, and Recipient shall pay the Benefit Costs set forth in such report no later than the 30 days after the report was provided by Provider.
In the event that Recipient does not pay any of the Benefits Costs that it is required to make as set forth herein, Recipient shall indemnify Provider for any payments of such Benefits Costs that Provider makes and any other costs, expenses, or other liabilities that Provider may incur (including reasonable attorneys’ fees) in connection with such Benefits Costs and/or claims made against it in connection with such Benefits Costs.
“Benefits Costs” for any Provider Plan means: (i) for any self-funded plan, a payment equivalent to all benefits paid to Acquired Company Participants, and a prorated portion of expenses incurred by Provider or the Provider Plan for the provision of stop loss coverage, administration (including COBRA administration) and other services reasonably required to maintain the Provider Plan, and (ii) for any fully insured plan, the monthly premium associated with such Acquired Company Participants’ participation during the Service period. Note that Recipient is not required to pay Provider for Benefits Costs that would result in payments in excess of the cost to Provider to provide such Service. Recipient shall not pay Benefits Costs that have been reimbursed by or pursuant to the stop loss insurance policy, and if any such Benefit Costs are later reimbursed by the stop loss insurance policy, Provider shall refund Recipient the amount reimbursed by the stop loss insurance policy within 15 days of receipt of such reimbursement.

Health Plan Reporting and Data	June 2019	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
Provider to provide: (i) all data and information necessary for purposes of preparing the 2018 IRS Forms W-2, 1094-C and 1095-C and any other reports that may be required by the applicable Governmental Authority, and (ii) access to the relevant insurance carriers or providers for purposes of completing such forms or reports.
As soon as reasonably practicable following the end of the 2018 plan year, Provider to provide in an electronic format acceptable to Recipient, all of the enrollment data as Recipient may reasonably request related to the Acquired Company Participants.
[Cost TBD]

Transition of the Chief Financial Officer and Corporate Controller	One year following the Closing Date	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
The parties agree that the current WC Ltd. Chief Financial Officer, Jeff Potter, and the current Corporate Controller, Heather Lambdin (collectively, the “Financial Executives”) will remain employees of WC Ltd. after the Closing Date. The parties also understand and agree that the Financial Executives have certain valuable information relating to the financial history, strategic planning, accounting processes and procedures, and other financial knowledge that is necessary and desirable to permit Purchaser to continue the operations of the Acquired Companies after the Closing Date (the “Financial Information”). WC Ltd. shall make the Financial Executives available to Recipient to facilitate the effective and efficient transition of the Financial Information and other information including, without limitation, job descriptions and personnel structure of the Acquired Companies’ financial and accounting departments, FY2018 audit, and monthly and quarterly reporting in 2019 through transition period, 2018 tax return preparation, project owner pre-qualifications, conversion to accounting for public entities, Sarbanes-Oxley and other federally required accounting compliance and other Financial Information as arises. As necessary for the provision of the services described herein, Recipient shall provide office space and IT resources to the Financial Executives. At the time Purchaser determines the financial transition is complete, the Financial Executives will return or destroy any Confidential Information in their possession.
The parties understand that transition of the Financial Information may cause Financial Executives to provide advice and consultation to Purchaser (“Professional Advice”) with less than full understanding of the matter, Purchaser’s position or Purchaser’s desired outcome. Purchaser agrees and understands that any Professional Advice solicited after the Closing Date from the Financial Executives is accepted at Purchaser’s risk and except to the extent the Financial Executives are grossly negligent in the performance of their duties or otherwise engage in willful misconduct, Purchaser shall have no recourse against WC Ltd., any WC Ltd. professional liability policy, or the Financial Executives.
During this financial transition period, Purchaser agrees to cover/include both Financial Executives under its D&O insurance policy, or otherwise provide both Financial Executives with comparable D&O indemnification. Purchaser agrees to indemnify WC Ltd. for any third party claims made against it or liability it incurs in connection with the performance of the financial transition services by either of the Financial Executives.
[Cost TBD]

Operating Officer	90 days following the Closing Date
The parties agree, notwithstanding any provision of the Purchase Agreement to the contrary, including without limitation the non-solicitation and non-compete provisions, that Purchaser shall allow the current Chief Operating Officer of William Charles Construction Company, LLC, Tim Bridges (“COO”), to be employed by RBT Management Co. (“RBT”) to provide transition assistance, so long as he is not required or permitted to perform work within the jurisdiction of any collective bargaining agreement to which any of the Acquired Company Entities are a party and his services to RBT do not interfere with the performance of his responsibilities for the Acquired Companies.
The amount of One Million Dollars and 00/100ths ($1,000,000.00) shall be paid by RBT to COO in connection with such employment, and such amount plus all employer-paid employment taxes related thereto shall be reimbursed by Purchaser within 10 days of receipt of invoice by Purchaser from RBT.

General Counsel	One year following the Closing Date
The parties agree that the current WC Ltd. Vice President and General Counsel, John Holmstrom III (“General Counsel”), will remain an employee of WC Ltd. after the Closing Date. The parties also understand and agree that the General Counsel has certain valuable information related to the history, strategic planning, corporate structure, and other knowledge that may be necessary and desirable to permit Purchaser to continue the operations of the Acquired Companies after the Closing Date (the “Historic Information”). WC Ltd. shall make the General Counsel available to the Purchaser and the Acquired Companies for a period of 12 months from the Closing Date to facilitate the effective and efficient transition of ownership. At the time Purchaser determines the services of the General Counsel are no longer required, the General Counsel will return or destroy any Confidential Information in his possession.
The parties understand that transition of the Historic Information may cause General Counsel to provide advice and consultation to Purchaser (“Professional Advice”) with less than full understanding of the matter, Purchaser’s position or Purchaser’s desired outcome. Purchaser agrees and understands that any Professional Advice solicited after the Closing Date from the General Counsel is accepted at Purchaser’s risk and except to the extent the General Counsel is grossly negligent in the performance of his duties or otherwise engages in willful misconduct, Purchaser shall have no recourse against WC Ltd., any WC Ltd. professional liability policy, or the General Counsel.
During this transition period, Purchaser agrees to cover/include General Counsel under its D&O insurance policy, or otherwise provide General Counsel with comparable D&O indemnification. Purchaser agrees to indemnify WC Ltd. for any third party claims made against it or liability it incurs in connection with the performance of the transition services by the General Counsel.
[Cost TBD]

II. IT-Related Services Exhibit

A.	Services to be provided by Purchaser (Provider) to WC Ltd. (Recipient):

Service	Service Termination Date	Primary Contacts	Service Cost/Comments

Server/ Telecommunications/ Information Technology	One year following the Closing Date	Purchaser (Provider and Recipient) contact: WC Ltd. (Provider and Recipient) contact:
Prior to the Closing Date WC Ltd. and the Acquired Company Entities have maintained common use of servers, Microsoft technology, Cisco telecommunications systems, mobile phone accounts, and other electronic hardware, software, firmware and information technology systems (collectively, the “IT Infrastructure”). After the Closing Date, the Acquired Company Entities will retain the shared IT Infrastructure, including, without limitation, those portions of the shared IT Infrastructure owned or licensed by the Acquired Company Entities prior to the Closing Date. WC Ltd. and the Acquired Company Entities will cooperate to continue operating and maintaining the shared IT Infrastructure in substantially the same manner as it was operated and maintained during the 12-month period prior to the Closing Date. After the Closing Date, WC Ltd. and the Acquired Company Entities will cooperate to create a detailed inventory of the shared IT Infrastructure and a written disentanglement plan pursuant to which WC Ltd. shall purchase, install and make operational separate and discrete IT Infrastructure systems. As soon as practicable after the Closing Date, WC Ltd. shall provide the Acquired Company Entities with a draft of the disentanglement plan and, upon receipt of comments from the Acquired Company Entities, shall promptly incorporate all reasonable comments into the disentanglement plan. The disentanglement plan shall be completed and implemented by WC Ltd. within one (1) year following the Closing Date (the “Sunset Date”), and the disentanglement plan will set forth sufficient detail and milestones as needed to cause the separate and discrete IT Infrastructure of WC Ltd. to be fully implemented prior to the Sunset Date.
Each party acknowledges that the William Charles IT Director (the “IT Director”), who shall be employed by the Acquired Company Entities post-Closing, is the individual with the best knowledge to most effectively and efficiently separate the IT Infrastructure shared by WC Ltd. and the Acquired Company Entities. In order to facilitate efficient and effective separation of the IT Infrastructure, the IT Director shall provide the Services set forth in this paragraph at no cost until December 31, 2018 (the “IT Transition Period”), to WC Ltd. to facilitate establishment of WC Ltd. separate IT Infrastructure system and transfer WC Ltd. accounts and information currently residing in the shared IT Infrastructure to the WC Ltd. system. After January 1, 2019, any of the foregoing Services performed by the IT Director, or his staff, solely for WC Ltd. and its affiliates shall be billed to WC Ltd. at the standard rates of the Acquired Company Entities. However, in no event shall Purchaser have any obligation to provide any of the foregoing Services beyond the Sunset Date. Notwithstanding anything that may be to the contrary, in no event shall the IT Director (or his staff) spend more than 50% of his or her time on the Services provided solely for WC Ltd. and its affiliates under the Agreement. WC Ltd. shall provide Purchaser with weekly updates and other information reasonably requested by Purchaser relating to the IT Infrastructure, the separation of the IT Infrastructure, and work in conjunction with Purchaser to finalize the separation. WC Ltd. shall be responsible for any and all costs and expenses of its separate IT Infrastructure.
During the IT Transition Period, while WC Ltd. is establishing its separate and discrete IT Infrastructure system, Purchaser shall [use its best efforts] Note to Draft: The “best efforts” standard will revert to “shall” after the necessary consents are secured from the applicable persons. to provide that WC Ltd. may use the shared IT Infrastructure system without charge, including any of the applications listed on Schedules 3.16(g)(1) and 3.16(g)(2) which contain data related to the operations of WC Ltd. or the performance of other Services. WC Ltd.’s use of the shared IT Infrastructure after the Closing Date shall not exceed the use of such IT Infrastructure by WC Ltd. during the 12-month period prior to the Closing Date, including, without limitation, with respect to volume, capacity, functionality, and types of use.
Each of WC Ltd. and Purchaser shall indemnify, defend and hold harmless the other party and its affiliates and each of its and their respective Representatives from and against any and all Losses of the foregoing indemnified parties relating to, arising out of or resulting from any security or information breach or unauthorized access relating to the shared IT Infrastructure arising out of or resulting from any of its acts or omissions or the acts or omissions of any of its affiliates or any of their respective Representatives. The provision of the foregoing Services by Purchaser is subject to the terms and conditions set forth on Schedule 2.2.

Information Technology Support	One year following the Closing Date	Purchaser (Provider) contact: WC Ltd. (Recipient) contact:
Purchaser shall provide information technology support consistent in material respects with support provided by Acquired Company Entities to WC Ltd. during the 12-month period prior to the Closing Date (the “IT Support Services”) for both hardware and software included in the IT Infrastructure shared by WC Ltd. and Acquired Company Entities, to WC Ltd. during the IT Transition Period free of charge. Thereafter, WC Ltd. will be subject to a service charge of actual costs and expenses incurred by Purchaser or the Acquired Company Entities for the provision of IT Support Services to WC Ltd. WC Ltd. shall complete the separation of IT Infrastructure between the Acquired Company Entities and WC Ltd. prior to the Sunset Date.

The provision of the foregoing Services by Purchase is subject to the terms and conditions set forth on Schedule 2.2.

B.	Services to be provided by WC Ltd. (Provider) to Purchaser (Recipient):

Service	Service Termination Date	Primary Contacts	Service Cost/Comments
Domain Names and Websites	30 days following notice from Purchaser of establishment of domain account	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
Upon receipt of notice from Purchaser that it has established an account with a domain name registrar, WC Ltd. shall promptly follow the established domain name transfer procedures set forth by the registrar so as to transfer the domain names identified on Schedule 2.1 to this Service Exhibit (the “Domain Names”) from WC Ltd. and its affiliates to Purchaser or its designee. WC Ltd. shall, and shall cause its affiliates to: (i) immediately (and in no event later than thirty (30) days of receipt of notice from Purchaser that it has established an account with a domain name registrar) cease use of, and disconnect from, all website hosting accounts using any Domain Name, (ii) at the Closing, execute the IP Assignment Agreement in form of Exhibit G to the Purchase Agreement; assigning any right, title, and any other interest in and to the HTML webpages, text, script, and any other web-based content that WC Ltd. may own that are located at any websites using any Domain Name to Purchaser or its designee, and (iii) at the Closing, transfer to Purchaser or its designee the operation, hosting and maintenance of all websites using any Domain Name.

Server/ Telecommunications/ Information Technology	Until relocation of Physical Servers by Purchaser	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
Certain IT Infrastructure used by, owned by or transferred to (or to be transferred to), the Acquired Company Entities on or after the Closing Date (the “Physical Servers”) is located at the properties of WC Ltd. and its affiliates. WC Ltd. shall provide Purchaser and Acquired Company Entities with access to the Physical Servers and permit Purchaser and the Acquired Company Entities to maintain the Physical Servers in their current locations during the IT Transition Period, and for a period thereafter described below. Purchaser and the Acquired Company Entities may maintain the Physical Servers in their current locations during the IT Transition Period and thereafter until Purchaser relocates the Physical Servers without charge and cost. Purchaser will use commercially reasonable efforts to relocate the Physical Servers within a reasonable time period after the IT Transition Period. WC Ltd. shall provide notice to Purchaser when WC Ltd. establishes its own third party accounts and implements an IT Infrastructure system that meets WC Ltd.’s telecommunication and IT Infrastructure service needs. Upon receiving this notice, Purchaser shall transfer certain WC Ltd. specific phone numbers (that Purchaser and WC Ltd. agree do not affect the published numbers or advertisement or marketing materials used by the Acquired Company Entities) to WC Ltd. within a commercially reasonable time from WC Ltd.’s notice but in no event longer than 30 days after notice.

Software and Hardware Licenses	One year following the Closing Date	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
WC Ltd. and the Acquired Company Entities currently collectively use software programs from Microsoft, Dell and other third party providers (collectively, the “Software/Hardware Vendors”) under the terms of license agreements, and/or any warranties, between WC Ltd. and the Software and Hardware Vendors. To the extent permitted by each Software/Hardware Vendor, WC Ltd. shall assign and transfer software licenses and related maintenance and other agreements in its name to Purchaser or its designee with the transfer of hardware and software, and Purchaser shall provide all reasonably requested cooperation to cause such licenses to be assigned to Purchaser or its designee. Purchaser understands and acknowledges that certain licenses may not be transferable and Purchaser may be required to obtain its own licenses from the Software/Hardware Vendors or other third party service providers to replace licenses currently in use by the Acquired Company Entities. Promptly after the Closing Date, WC Ltd. shall, and shall cause its affiliates to (i) transfer to Purchaser or its designee the ownership of the hardware set forth on Schedule 3.16(g)(2) of the Disclosure Schedule to the Purchase Agreement, and (ii) use commercially reasonable efforts to transfer to Purchaser or its designee the licenses and maintenance and other agreements relating to, the hardware, software and other items set forth on Schedule 3.16(g)(2) and the items (except for physical servers located at 1401 N. Second Street) set forth on Schedule 3.16(g)(3) of the Disclosure Schedule to the Purchase Agreement (such items set forth on Schedules 3.16(g)(2) and 3.16(g)(3), “Certain IT Items”). Promptly after the Closing Date, WC Ltd. will send transfer notifications and requests for consents to the Software/Hardware Vendors and any other applicable third parties. WC Ltd. shall keep Purchaser informed of the progress of such notification and requests and any discussions with the Software/Hardware Vendors and any other applicable third parties, and permit Purchaser to participate in any discussions and other communications with the Software/Hardware Vendors and any other applicable third parties. WC Ltd. shall maintain all licenses, maintenance and other agreements comprising the IT Infrastructure which are not assigned to the Acquired Company Entities by the Closing Date, including the licenses set forth on Schedules 3.16(g)(2) and 3.16(g)(3), as necessary for the Acquired Company Entities to continue their current regular and customary business operations and to provide Services under the Agreement, and Purchaser will reimburse WC Ltd. for out-of-pocket costs incurred by WC Ltd. for maintaining such licenses until the sooner of (i) the assignment of such licenses and maintenance agreements to the Acquired Company Entities; or (ii) the Sunset Date. On or before the end of the IT Transition Period, WC Ltd. shall use commercially reasonable efforts to cause the licenses to all Cisco hardware and software and other IT Infrastructure (including Certain IT Items) licenses and related maintenance and other agreements held in WC Ltd.’s or any of its affiliates’ name to be assigned and transferred to Purchaser or its designee. To the extent that any such Cisco hardware or software or other IT Infrastructure (including Certain IT Items) licenses and related maintenance, support and services agreements are not assigned prior to the end of the IT Transition Period, WC Ltd. shall continue, and shall continue to cause its affiliates, to use commercially reasonable efforts to effectuate their assignment and transfer to Purchaser or its designee, but Purchaser understands and acknowledges that certain licenses may not be transferable and Purchaser may be required to obtain its own licenses from the Software/Hardware Vendors or other third party service providers to replace licenses currently in use by the Acquired Company Entities. To the extent that any assignment or transfer described in this paragraph requires the payment of any fees or costs by Purchaser or any Acquired Company Entities, WC Ltd. shall not, and shall cause its affiliates not to, without Purchaser’s prior written consent, incur such fees or costs or agree to such fees or costs with any Software/Hardware Vendors or any other third parties.
To the extent that the licenses set forth herein are assignable, Purchaser agrees to assume such licenses and perform all obligations thereunder after the date of assignment.

Move to New Environment	Three months following the Closing Date	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
WC Ltd. shall provide Purchaser and the Acquired Company Entities with assistance and cooperation requested by Purchaser to move the shared IT Infrastructure into a new virtual environment designated by Purchaser.

III. Financial-Related Services Exhibit

Services to be provided by the Parties (as Provider or Recipient, as applicable):

Service	Service Termination Date	Primary Contacts	Service Cost/Comments
Letters of Credit	90 days after Closing	N/A
Structors Inc. has a $50,000 Letter of Credit with the City of Chicago that expires on 12/31/2018. Ragnar Benson, LLC has a $100,000 Letter of Credit with the City of Chicago that expires on 12/31/2022. An Acquired Company Entity shall post cash as collateral for the combined $150,000 of Letters of Credit with the City of Chicago. Purchaser shall allow the $50,000 Letter of Credit for Structors Inc. to expire and Purchaser shall replace the $100,000 Letter of Credit for Ragnar Benson, LLC. In the event that WC Ltd. has any contractual obligations in connection with such Letters of Credit after the Closing, Purchaser shall indemnify WC Ltd. for any and all claims made against it and/or liability it incurs in connection with such Letters of Credit after the Closing. Such obligation shall survive the Service Termination Date until the termination of this Agreement.

Line of Credit	90 days after Closing	N/A
WC Ltd. is a co-borrower and/or guarantor to a Line of Credit with First National Bank. After the Closing, Purchaser shall use a separate Line of Credit to fund the Acquired Company Entities’ cash accounts with First National Bank based on the needs of the Acquired Company Entities. The parties shall cooperate and work in good faith to have the WC Ltd. Line of Credit terminated or to have WC Ltd. released from any and all obligations it has in connection with such Line of Credit. Purchaser shall indemnify WC Ltd. for any and all claims made against it and/or liability it incurs in connection with such Line of Credit after the Closing. Such obligation shall survive the Service Termination Date until the termination of this Agreement.

Bank Credit Cards	90 days after Closing	N/A
WC Ltd. and the Acquired Companies, and their respective employees, use credit cards issued by First National Bank of Omaha. In the event that WC Ltd. is not removed or released from this joint credit card program as of the Closing and/or the existing credit cards are still in active use, then the parties shall cooperate and work in good faith to have WC Ltd. removed from this credit card program after the Closing and/or change the credit cards used by the Acquired Companies and their employees (including without limitation the Purchaser signing the appropriate paperwork with First National Bank). Purchaser shall indemnify WC Ltd. for any and all claims made against it and/or liability it incurs in connection with such credit cards or credit card program with the Acquired Companies for any charges made by Acquired Companies and their employees after the Closing. Such obligation shall survive the Service Termination Date until the termination of this Agreement.

Gas Company Credit Cards	90 days after Closing	N/A
WC Ltd. and the Acquired Companies, and their respective employees, use gas company credit cards issued by various vendors, including Exxon Mobil. In the event that WC Ltd. is not removed or released from this joint credit card program as of the Closing and/or the existing gas company credit cards are still in active use, then the parties shall cooperate and work in good faith to have WC Ltd. removed from this credit card program after the Closing and/or change the gas company credit cards used by the Acquired Companies and their employees (including without limitation the Purchaser signing the appropriate paperwork with such vendors). Purchaser shall indemnify WC Ltd. for any and all claims made against it and/or liability it incurs in connection with such gas company credit cards or credit card program with the Acquired Companies for any charges made by Acquired Companies and their employees after the Closing. Such obligation shall survive the Service Termination Date until the termination of this Agreement.

Employee and Executive Officer Savings Plans	30 days after Closing	N/A
The parties understand and acknowledge that WC Ltd. has two employee savings plans, one for executive officers and one for all other employees, in which executive officers and employees of Acquired Company Entities have deposited funds. Purchaser or the Acquired Company Entities shall distribute the funds and proceeds to the participants. Purchaser shall indemnify WC Ltd. for any and all claims made against it and/or liability it incurs in connection with any failure of Purchaser or Acquired Company Entities to distribute the funds and proceeds to the participants, and WC Ltd. shall indemnify Purchaser for any and all claims made against it and/or liability it incurs in connection with the establishment and administration of the savings plans. Such obligation shall survive the Service Termination Date.

Surety Bonds/Performance Assurance Instruments/ Indebtedness	90 days after Closing	N/A
In the event that WC Ltd. or any other Seller has any indemnity obligation with respect to any Performance Assurance Instrument, including the surety bonds with Travelers, or any Indebtedness of the Acquired Company Entities, following the Closing, the parties shall cooperate and work in good faith to have such Seller released from such obligation. Purchaser shall indemnify such Seller for any and all claims made against it and/or any liability incurred by it in connection with any such indemnity obligation. Such obligation shall survive the Service Termination Date until the termination of this Agreement.

IV. Miscellaneous Services Exhibit

Services to be provided by the parties (as Provider or Recipient, as applicable):

Service	Service Termination Date	Primary Contacts	Service Cost/Comments

Real Property Transfer	90 days after Closing	N/A
The parties acknowledge that parts of certain parcels of real property owned by Acquired Companies (the “Post Closing Parcels”) as set forth on Exhibit B to the Purchaser Agreement are to be retained by WC Ltd. or its affiliates but because of platting or survey requirements, these parcels may not be transferred to WC Ltd. or its affiliates prior to the Closing Date. Accordingly the parties agree (i) to cause the Acquired Companies to convey and transfer the Post Closing Parcels to WC Ltd. or its designee, subject to current and future liens other than liens caused by the actions of Purchaser, the Acquired Companies or their successors and assigns after Closing (ii) WC Ltd. or its affiliates shall be responsible for all costs and expenses relating to the maintenance, use, occupancy or operation of the Post Closing Parcels, including but not limited to obtaining and maintaining insurance, all repairs and other maintenance, and the payment of all taxes, of utility charges and for site remedial investigation, feasibility studies, site clean-up, or any other environmental matters, (iii) WC Ltd. assumes all risk of damage to property or injury to persons in or about the Post Closing Parcels arising from any cause, and WC Ltd. hereby waives all claims in respect thereof against Purchaser, the Acquired Companies and their successors and assigns, except for any claim arising out of the gross negligence or willful misconduct of Purchaser, the Acquired Companies and their successors and assigns and (iv) WC Ltd. shall be responsible for any and all claims, damages, costs and expenses arising from WC Ltd., its affiliates or any other occupants’ use or occupancy of the Post Closing Parcels or the conduct or management of the business conducted by WC Ltd. its affiliates or any other occupants on the Post Closing Parcels, and including for all liabilities and obligations arising (A) under environmental law or relating to hazardous materials and (B) from any claim for mechanic’s, laborer’s or materialmen’s liens filed against the Post Closing Parcels or any part of the Post Closing Parcels. The Post Closing Parcels are the parcels of real property commonly known as “Blacktop Farm,” East State Quarry Office Building, and the “Head property” located West of the Nimtz Quarry, as set forth and legally described on Exhibit B of the Purchase Agreement.
Purchaser shall provide Sellers with appropriate easements for use of the parking areas and drives at the Nimtz Quarry, upon mutually agreeable terms, and to timely record such easements.
As set forth on Exhibit B of the Purchase Agreement, WC, Ltd. will transfer to Rockford Blacktop Construction Co. the Nimtz property referred to as Parcel 3 on the Nimtz Title Commitment, free and clear of all liens except the exceptions listed on Schedule B, Part II of the Nimtz Title Commitment; provided, however, that Schedule B, Part I lists certain Old Liens and the Purchaser and WC, Ltd. will work together in good faith to obtain documents evidencing the release of such Old Liens in the event such documents have not been obtained by Closing.
As set forth on Exhibit B of the Purchase Agreement, Illinois National Bank & Trust Co. of Rockford, as Trustee under Trust Agreement dated December 27, 1973 and known as Trust Number 5210, or its successor, will transfer the Nimtz property referred to as Parcel 4 on the Nimtz Title Commitment to Rockford Blacktop Construction Co., free and clear of all Liens except the exceptions listed on Schedule B, Part II of the Nimtz Title Commitment; provided, however, that Schedule B, Part I lists certain Old Liens and the Purchaser and WC, Ltd. will work together in good faith to obtain documents evidencing the release of such Old Liens in the event such documents have not been obtained by Closing.

Burke House	As soon as Practicable After Closing	N/A
Purchaser shall cause Mulford Stone, LLC to enter into a lease with William Charles Real Estate Investment L.L.C. for the parcel of approximately 1.2 acres, which consists of a residence located on the Mulford Quarry property, to facilitate William Charles Real Estate Investment L.L.C.’s rental arrangement with Mr. Burke. The lease between Mulford Stone, LLC and William Charles Real Estate Investment L.L.C. will be on terms consistent with the existing oral rental arrangement prior to the Closing by which William Burke may reside in the house. As soon as practicable after the Closing, William Charles Real Estate Investment L.L.C. shall terminate the rental arrangement with William Burke.

Membership Interests Transfer	90 days after Closing	N/A
The parties acknowledge that the membership interests in Acme Site Remediation Company, LLC (“Acme”) are to be retained by William Charles, Ltd or its affiliates, as set forth on Exhibit B of the Purchase Agreement. In the event that Environmental Contractors, Inc. owns the membership interests of Acme as of the Closing Date, the parties agree to cause Environmental Contractors, Inc. to transfer all of the membership interests in Acme to WC Ltd. or one of its affiliates as designated by WC Ltd.

Equipment Storage and Transfer	December 31, 2018	Purchaser (Provider) contact: WC Ltd. (Recipient) contact:
WC Ltd. and/or Sellers may store the retained equipment, vehicles, and personal property described on Exhibit B of the Purchase Agreement and Schedule 3.2 to this Service Exhibit (collectively, the “Retained Equipment”) on property owned by the Acquired Company Entities until December 31, 2018. All items of Retained Equipment owned by an Acquired Company Entity will be transferred by such Acquired Company Entity by bill of sale “as is” and “with all faults” to a non-Acquired Company designated by WC Ltd.

License and Registration Transfer	90 days after Closing	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
To the extent permitted by applicable law, WC Ltd. shall execute any and all documents necessary to transfer registered agent and other entity registrations to Purchaser or the Acquired Companies as required by the laws or regulation of the states of the United States, and Purchaser shall execute any and all documents and otherwise mutually cooperate and work in good faith with WC Ltd. to effect the transfer of such registrations.

Broker of Record	90 days after Closing	WC Ltd. (Provider) contact: Purchaser (Recipient) contact:
WC Ltd. shall, at the request of Purchaser, execute broker of record letters confirming to its carriers that the Acquired Companies are represented for insurance purposes by brokers and carriers selected by Purchaser.

Notice to NCCI and other reporting agencies	30 days after Closing	N/A	The parties shall file all necessary notifications to the National Council on Compensation Insurance (NCCI) and any other reporting agency to record the change in ownership of the Acquired Companies.
Schedule 1.1

Provider Plans:

1.	WC Ltd. Wrap Benefit Plan, including the following:

a.	Medical Plan including prescription drug benefits

b.	Dental Insurance

c.	Group Life and Accidental Death and Dismemberment Insurance

d.	Section 125 Cafeteria Plan

e.	Wellness Program

2.	Vision Insurance

3.	Long Term Disability Insurance

4.	Virtual Doctor Benefits

5.	Health Savings Accounts

6.	Employee Assistance Program

Schedule 2.1
Domain Names

Domain Name	Registrar	Website Site	Website Provider
eci-il.com	Rockriver Internet
forestcitylogistics.com	Rockriver Internet
ragnarbenson.com	Network Solutions	x	Webby
rbic.com	Network Solutions	x	Webby
rochelle-energycenter.com	Rockriver Internet
rockfordblacktop.com	Rockriver Internet
rockfordelectricpower.com	Rockriver Internet
rockfordsandandgravel.com	Rockriver Internet
williamcharles.com	Rockriver Internet	x	Webby
williamcharlesconstruction.com	Rockriver Internet	x	Webby
williamcharleselectric.com	Rockriver Internet
williamcharlesenergy.com	Rockriver Internet
williamcharlesrealestate.com	Rockriver Internet		WIX
williamcharlesweest.com	Rockriver Internet
structors.com	Network Solutions
rockyglenohv.com	Rockriver Internet

Schedule 2.2
Terms and Conditions for use of shared IT Infrastructure:
1.    Storage Limit. WC Ltd. agrees that WC Ltd. and any of its respective directors, officers, agents, and employees (collectively the “Seller Parties”) who receive access to and use the IT Infrastructure as part of this Service will not exceed a total storage limit of three (3) gigabytes per mailbox.
2.    Prohibited Uses. The following uses of the IT Infrastructure by any of the Seller Parties are expressly prohibited: (i) to post, transmit, re-transmit or store material which violates local, state, or federal law; (ii) in any way that could be considered threatening, obscene, indecent, or defamatory; (iii) for any invasive, infringing, defamatory, deceptive, fraudulent, or obscene purpose; (iv) to send unsolicited, bulk email of any kind, regardless of the content or nature of such messages, post the same or similar message to one or more newsgroups, or host or accept bulk replies resulting from such unsolicited email; (v) to forge IP address information or mail headers; (vi) to send any virus, worm, trojan horse or harmful code or attachment; (vii) to alter, steal, corrupt, disable, destroy, trespass, or violate any security or encryption of any computer file, database, or network; (viii) to attempt to circumvent host or user authentication or other security measures of any host or network; and (ix) to interfere with the use of the network by Purchaser and other authorized users;

3.    Confidentiality of User Data. The Seller Parties shall keep all data and information stored in or accessible through the IT Infrastructure confidential in accordance with past custom and practice.
4.    Interruption of Service. The Seller Parties' use of the IT Infrastructure may be interrupted from time to time for maintenance conducted by Purchaser or a third party. Purchaser shall make reasonable attempt to provide three days’ prior notice of such maintenance to WC Ltd. However, WC Ltd. acknowledges that it may receive less than three days’ notice of maintenance periods for certain unscheduled and/or emergency maintenance.

Schedule 3.2

Retained Equipment